UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SUMMARY			Pages

Performance Review			1
Independent Auditors' Report			12
Financial Statements
Balance Sheets			14
Income Statements			18
Statements of Changes in Stockholders' Equity			19
Statements of Cash Flows			20
Statements of Value Added			21
Notes to the Financial Statements
Note	1	. General Information	22
Note	2	. Presentation of Financial Statements	22
Note	3	. Significant Accounting Practices	23
Note	4	. Cash and Cash Equivalents	27
Note	5	. Interbank Investments	28
Note	6	. Securities and Derivatives Financial Instruments	29
Note	7	. Interbank Accounts	47
Note	8	. Loan Portfolio and Allowance for Loan Losses	47
Note	9	. Foreign Exchange Portfolio	51
Note	10	. Trading Account	51
Note	11	. Tax Credits	52
Note	12	. Other Receivables - Other	53
Note	13	. Non-Current Assets Held for Sale	54
Note	14	. Dependence Information and Foreign Subsidiary	54
Note	15	. Investments in Affiliates and Subsidiaries	55
Note	16	. Fixed Assets	60
Note	17	. Intangibles	60
Note	18	. Money Market Funding and Borrowings and Onlendings	61
Note	19	. Tax and Social Security	65
Note	20	. Subordinated Debts	66
Note	21	. Debt Instruments Eligible to Compose Capital	66
Note	22	. Other Payables - Other	67
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	67
Note	24	. Stockholders’ Equity	71
Note	25	. Operational Ratios	73
Note	26	. Related Parties	74
Note	27	. Income from Services Rendered and Banking Fees	81
Note	28	. Personnel Expenses	82
Note	29	. Other Administrative Expenses	82
Note	30	. Tax Expenses	83
Note	31	. Other Operating Income	83
Note	32	. Other Operating Expenses	83
Note	33	. Non-Operating Result	84
Note	34	. Income Tax and Social Contribution	85
Note	35	. Employee Benefit Plans - Post-Employment Benefits	85
Note	36	. Risk Management Structure	93
Note	37	. Corporate Restructuring	97
Note	38	. Subsequent Events	99
Note	39	. Other Information	100
Executive’s Report of Financial Statements			102
Executive’s Report of Independent Auditors' Report			103

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES PERFORMANCE REVIEW

Dear Stockholders:

We present herein the Performance Review to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended September 30, 2014, prepared in accordance with accounting practices set by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Comission (CVM), that does not conflict with the rules of Bacen.

These consolidated interim financial statements prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS) for the period ended September 30, 2014 were be disclosed legal deadline, at the website www.santander.com.br/ri.

1) Macroeconomic Environment

The 2Q14 GDP performance (latest figures released in August) decreased by 0.9% over to the same quarter in 2013. It is worth noting that at the margin, the 2Q14 GDP fell 0.6% after a decrease in the first quarter of 0.1%, thus suggesting a recession during the first half of 2014. Investments decreased 11.25% in the second quarter of 2014, compared with the same period last year, while household consumption showed a modest growth of 1.2% in the same period. On the supply side, the services sector presented a slightly increase of 0.2%. The industrial GDP decreased by 3.4% in the period and agriculture was flat in the same period.

The consumer prices (IPCA) increased by 6.75% in the 12 months through September 2014, surpassing the inflation target ceiling (which is 6.5%). The prices of services remain the main source of the current inflationary pressure scenario. After five months maintaining the Selic rate at 11.0% pa, at the meeting held on October 29, the Central Bank decided to raise the Selic rate to 11.25% pa – the previous tight cycle increased 375bps the basic interest rate, which occurred from April of 2013 to April 2014, contributed to the slowdown of the pace growth of outstanding credit. In September, the outstanding credit grew 11.7% in twelve months, after posted a growth of 15.7% in September 2013. The mortgage lending, which is growing around 30.0% in twelve months, is hovering well above the other credit lines.

Exports slightly decreased by 0.6% in the 12 months through September 2014, reaching US$ 238.2 billion and imports also decreased 1.2%, reaching US$ 234.7 billion. As a consequence, the trade surplus posted US$3.5 billion in the same period.

The current account deficit amounted to US$ 83.7 billion in the 12 months ending in September, while foreign direct investments (FDI) totaled US$ 66.5 billion.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached a surplus of 0.61% of GDP in the 12 months through September 2014. In the same period, nominal deficit reached 4.9% of GDP. The net public sector debt closed September at 35.9% of GDP. Gross public debt reached 61.7% of GDP in the same period.

2) Performance

2.1) Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	9M14	9M13	annual changes %	3Q14	2Q14	period changes %
Financial Income	46,403.6	41,362.2	12.19	18,647.3	12,770.1	46.02
Financial Expenses	(33,501.9)	(29,659.5)	12.96	(15,500.8)	(8,155.1)	90.07
Gross Profit From Financial Operations	12,901.7	11,702.7	10.25	3,146.5	4,615.0	-31.82
Other Operating (Expenses) Income	(10,325.7)	(10,637.1)	-2.93	(3,448.2)	(3,265.2)	5.61
Operating Income	2,576.1	1,065.6	141.73	(301.7)	1,349.8	-122.35
Non-Operating Income	112.9	209.5	-46.11	67.5	36.6	84.24
Income Before Taxes on Income and Profit Sharing	2,688.8	1,275.1	110.87	(234.2)	1,386.4	-116.89
Income Tax and Social Contribution	(164.3)	1,218.7	-113.48	1,076.6	(553.5)	-294.50
Profit Sharing	(809.0)	(701.0)	15.41	(256.2)	(275.1)	-6.88
Minority Interest	(132.9)	(185.3)	-28.28	(49.5)	(30.3)	63.43
NET INCOME	1,582.8	1,607.5	-1.55	536.7	527.5	1.74

The net income of Banco Santander presented in the period ended September 30, 2014 a decrese of 0.2%. Excluding amortization expense of goodwill of R$2,745.5 million in 2014 and R$2,727.7 in 2013, the consolidated net income is R$4,328.1 million in September 2014 and R$4,335.2 million in September 2013.

The total expenses, including personnel expenses, others administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization grew 2.1% in 2014 compared with September 2013, while personnel and profit sharing expenses increased 2.2% and other administrative expenses increased 3.1% YoY.

The consolidated result with loans and leasing operations, which includes interest income, exchange rate changes, recovery of loans previously written off and others, decreased 1.9% YoY.

The growth in expenses of Income Tax and Social Contribution on Net Income, comparing the third quarter of 2013 and the third quarter of 2014, mainly due to tax effects of exchange rate changes on foreign investment in subsidiary and controlled.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	Sep/14	Sep/13	annual changes %	Jun/14	changes in period %	Dec/13
Current and Long-Term Assets	497,162.1	444,978.3	11.73	476,749.3	4.28	465,777.2
Permanent Assets	17,776.0	20,430.1	-12.99	17,450.7	1.86	20,088.4
TOTAL ASSETS	514,938.1	465,408.4	10.64	494,200.0	4.20	485,865.6

Current and Long-Term Liabilities	455,129.1	400,423.5	13.66	434,864.5	4.66	421,750.8
Deferred Income	341.0	298.2	14.35	335.2	1.73	308.2
Minority Interest	1,155.1	946.9	21.99	997.5	15.80	987.4

Stockholders' Equity	58,312.9	63,739.8	-8.51	58,002.8	0.53	62,819.2

TOTAL LIABILITIES	514,938.1	465,408.4	10.64	494,200.0	4.20	485,865.6

The total assets presented a increase of 10.7% YoY, and they are mainly represented by: R$234,583.2 million of loan portfolio, R$102,175.0 million of securities and derivative financial instruments, R$56,076.5 million of interbank investments, and R$33,554.0 million of interbank accounts. On September 2013 amounts R$227,482.3 million, R$71,610.4 million, R$44,775.5 million, and R$38,298.2 million respectively.

FUNDING BY CUSTOMERS (R$Millions)	Sep/14	Sep/13	changes in period %	Jun/14	changes annual %	Dec/13
Demand Deposits	14,084	14,420	-2.33	14,635	-3.76	15,605
Saving Deposits	36,627	31,259	17.17	35,779	2.37	33,589
Time Deposits	80,810	80,999	-0.23	79,532	1.61	81,100
Debentures/LCI/LCA¹	74,864	54,295	37.88	67,222	11.37	60,921
Treasury Bills (Letras Financeiras)[2]	36,796	28,643	28.46	33,407	10.14	30,854

Total Funding	243,181	209,616	16.01	230,575	5.47	222,069
1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. Includes Certificates of Structured Operations.

The total of funding resources increased 16.0%, compared with September 2013. The highlight was the YoY growth of 37.9% on Debentures/LCI/LCA and 28.5% on Treasury Bills.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)	Sep/14	Sep/13	changes in period %	Jun/14	changes annual %	Dec/13
Individuals [1]	76,683	73,560	4.25	75,679	1.33	75,522
Consumer Finance (Vehicles and Other Assets)	36,530	36,747	-0.59	36,851	-0.87	37,849
Small and Medium-sized Entities	31,024	34,398	-9.81	31,264	-0.77	33,711
Large-sized Entity	90,279	77,367	16.69	82,506	9.42	80,400
Total Loan portfolio (gross)	234,516	222,071	5.60	226,299	3.63	227,482

Allowance for Loan Losses	(14,703)	(15,032)	-2.19	(14,655)	0.33	(14,999)

Total Loan portfolio (net)	219,813	207,039	6.17	211,644	3.86	212,483
1. Including the loans to individual in the consumer finance segment, the individual portfolio reached R$113,213.0; R$110,306.0 on September 30, 2014 and 2013, respectively.

On September 30, 2014, the loan portfolio (gorss) presented a growth of 5.6% compared to September 2013. In the YoY evolution the higher growth was 16.7% of Large-sized Entity.

Delinquency

The delinquency ratio non-performing loans more than 90 days reached 3.7% of the loan portfolio, showing an decrease of 0.8 p.p. in twelve months.

Allowance for loan losses represents 6.3% of the loan portfolio in September 2014 and 6.8% in September 2013.

The allowance for loan losses, net of revenues with recovery of loans previously written off in the period ended September 30, 2014 is R$7,263.2 million and R$9,272.0 million in 2013, YoY, the expense decreased 21.7%.

2.4) Stockholders’ Equity

In September 2014, Banco Santander consolidated stockholders’ equity presented a fall of 8.5% YoY and a grow of 0.5% on quarter.

The evolution of stockholders’ equity is due, mainly, Regulatory Capital Otimization Plan (Note 24.f). The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6 billion, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

In 2014, 4,417,000 Units were acquired, 2,696,612 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on September 30, 2014, amounting to 13,544,026 Units (12/31/2013 - 11,823,638 Units) equivalent to R$189,491 (12/31/2013 - R$177,122). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.31 and R$18.52. In 2014, was acquired 4.791.874 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 11,540,221 ADRs, in the current amount of R$177,581 (12/31/2013 - R$114,585). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.27 and US$10.21. The market value of these shares on September 30, 2014 was R$15.83 per Unit and US$6.48 per ADR. In the period ended September 30, 2014, due to the Optimization Plan PR, were registered amount of R$32 issuance cost, totaling R$367,104 (12/31/2013 - R$291,707) of treasury shares.

In September 2014, were featured dividends of R$840 millions as shown below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)	Sep/14	Sep/13	Dec/13
Interest on capital	-	300.0	300.0
Interim Dividends	99.8	1,100.0	1,385.2
Intercalary Dividends	740.2	-	714.8
Total	840.0	1,400.0	2,400.0

• Plan to Optimize the Capital Structure

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance of Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in US Dollars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus and Grouping of Shares

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

On April 23, 2014 the Bank published Notice to Shareholders, in order to inform to the shareholders that the Bacen ratified, on April 22, 2014, the minutes of the EGM held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Voluntary Offer of Shares

On April 29, 2014 the Company published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander, S.A., that it would launch a voluntary offer in Brazil and United States for acquisition of up to the totality of the shares of Santander Brazil that are not held by Santander Group, which represented approximately 25% of Santander Brasil’s share capital, with payment in shares of Santander Spain. As a result of the Transaction, Santander Brasil would continue to be a listed company, although it  would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.

On June 9, 2014, it was held EGM, which resolved on the following Agenda: (a) the exit of the Company from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brazil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Company’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Company published Material Fact, in order to inform that the valuation report, called a “laudo”, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof by the Company with (i) the CVM; (ii) the BM&FBOVESPA S.A.; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well, based on the information gave by Santander Spain to Santander Brasil, that an application for registration of the Exchange Offer was duly filed by Santander Spain with the CVM on the date hereof, pursuant to the terms of the aforementioned Instruction CVM 361/02.

2.5) Basel Index

In March 2013, the Bacen issued the standards related to the definition of capital and regulatory capital requirements in order to implement the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) improve the ability of financial institutions to absorb shocks from the financial system or the other sectors of the economy, (ii) reduce the risk of contagion in the financial sector on the real sector of the economy, (iii) assist the maintaining financial stability, and (iv) promoting sustainable economic growth and (v) improve de risk management pratices, increase disclosure transparency.

The implementation of the new Basel III rules was started from October 1, 2013; and on October 31, 2013, was issued a second set of rules that complement and enhance the first group. The implementation will be gradual and some of these changes became effective in December 2013; changes are related to the definition of capital. Among the changes, an important difference is the phase-in of capital deduction in the calculation of regulatory capital, which will have their full deduction until the year 2019 .

In July 2014, there was a review of the requirements relating to credit risk, which changed the parameters of classification of retail and the weighting factor risk of this segment.

The regulatory capital is measured based on the Basel Standardized Approach, as established by Bacen, and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk of mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – requirement of a specific capital portion.

Banco Santander, according to Bacen Letter 3,678/2013, quarterly disclose information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br/ri.

BASEL INDEX %	Sep/14	Dec/13	Sep/13
Basel Index - consolidated	18.8	19.2	21.5

2.6) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended September 30, 2014 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	54,300.7	5,274.4	292.5	2,286.8
Aymoré Crédito, Financiamento e Investimento S.A.	30,725.4	1,321.1	266.8	27,692.0
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3,047.0	2,384.0	24.6	2,617.7
Santander Corretora de Câmbio e Valores Mobiliários S.A	932.2	389.2	32	1
(1) Includes Leasing portfolio and other credits

3) Events

3.1) Subsequent Events

a) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On 3rd October 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in the company Super, which shall result in the receipt of shares of Super, representing 50% of its total and voting capital. The transaction is subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank. Santander Conglomerate will control such entity.

b) Voluntary Tender Offer – Board of Directors´ Opinion and Adjustment of the Exchange Ratio

On October, 2, 2014 Santander Brasil´s Board of Directors issued an opinion regarding the Offer and Santander Brasil filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Santander Spain and Santander Brazil disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Santander Spain on October 16, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Santander Brazil together with its controlling shareholder, Banco Santander, SA has published a Material Fact regarding the Exchange Offers Results of Units and Shares for Output Level 2 Corporate Governance of BM&FBOVESPA SA, held on October 30, 2014. The Santander Spain acquired 1,640,644 Shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Santander Brazil, thereby, the participation of Grupo Santander in Santander Brazil will be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the US.

c) Securitization Notes - MT100 Issued by Brazil Foreingn

The notes issued by Brazil Foreign consolidated in the Financial Statements of Banco Santander, in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, will be fully redeemed in December 4th, 2014, by the approximate value of USD 747.3 million. After the redemption, Brazil Foreign Diversified Payment Rights Finance Company will be closed.

d) Treasury Shares

In the meeting held on November 3rd, 2014, the Company's Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Company, by the Company or by the Company´s agency in Cayman, to be held in treasury or subsequently sold. The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs by the Company or by the Company´s agency in Cayman, which, on October 31, 2014, corresponded to approximately 1.16% of the Company's share capital. On October 31, 2014, the Company held 403,565,369 common shares and 431,369,785 preferred shares being traded.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Company's employees, as well as the Companies under its control according to the Long Term Incentive Plan. The term of the Buyback Program is 365 days counted from November 3rd, 2014, and it will expire on November 3rd, 2015.

3.2) Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of Banco Santander:

a) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet S.A. (current corporate name of Santander Getnet)

According to the terms of the Material Fact released on April 7, 2014, Getnet S.A. (current corporate name of Santander Getnet) acquired all the shares of Getnet on July 31, 2014. All conditions regarding the acquisition along the regulators were met, and the acquisition of Getnet was approved by the Administrative Council for Economic Defense (CADE) on June 3, 2014, and by Central Bank in July 23, 2014.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet S.A. (current corporate name of Santander Getnet) under the terms of the Merger Protocol of Getnet into Getnet S.A. (current corporate name of Santander Getnet) (Protocol) dated as of August 29, 2014.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil, allowing the consolidation for all commercial, financial and accounting purposes.

The merger also allows the simplification and rationalization of the current corporate structure of the Companies with the reduction of administrative costs, especially those related to legal and accounting obligations.

According to the Protocol, Getnet S.A. (current corporate name of Santander Getnet) received the book value of all assets, rights and obligations of Getnet totaling R$42,895, which was extinguished and succeeded by Getnet S.A. (current corporate name of Santander Getnet) in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet S.A. (current corporate name of Santander Getnet), no increase of the capital of Getnet S.A. (current corporate name of Santander Getnet)following the approval of the merger was made, and the net assets of Getnet was registered in Getnet S.A. (current corporate name of Santander Getnet) in return of the investment account.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occured between August 1, 2014 to August 31, 2014 were appropriated by Getnet S.A. (current corporate name of Santander Getnet).

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Current Liabilities and Long-Term Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

b) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans ("entity").

Once all the precedent conditions to complete the transaction are verified, including the prior approval of the regulatory authorities, Banco Bonsucesso will transfer to the entity the payroll loan business and payroll credit card loan, and Aymore will subscribe and pay shares representing 60% of the total and voting capital of the entity after the capital increase by the amount of R$460 million, becoming the controlling shareholder of the entity. Banco Bonsucesso will own the remaining portion of its share capital (40%).

The association was approved by CADE on September 2, 2014 and is still pending approval by the Bank.

c) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander now holds 50% of the total corporate capital of iZettle do Brasil, through a capital contribution to the company in the amount of R$17,240 thousand, which was authorized by the Brazilian Central Bank on June 3, 2014.

At the Extraordinary Shareholders Meeting (ESM) held on July 31, 2014, Banco Santander through an increase in capital stock of Getnet SA (current corporate name of Santander Getnet) transferred at account value all of the 5,300 common shares without par value issued by iZettle Brazil's held by it in the amount of R$17,240 to the capital of Getnet SA (current corporate name of Santander Getnet) (Note 15).

iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander Spain and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution.

d) New Shareholders' Agreement of TecBan

On July 18, 2014 it was published a Notice to the Market with a view to inform that the country’s leading retail banks, among them Banco Santander, by means of one of its subsidiaries, (“Shareholders”), executed on July 17, 2014 a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately 4 years from its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by TecBan, thus enhancing the efficiency, quality and points of services to their clients. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body. The General Superintendency of CADE published in the Diário Oficial da União, on 23.10.2014, its decision in which approved, without restrictions, the related transaction.

e) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

f) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds.This operation generated a gain to Banco Santander of R$2,008 million before taxes (taxes effect of R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

g) Segregation of equity investments in companies that provide services complementary to those provided by financial institutions

Aiming to segregate the equity investments in entities that provide complementary services to the financial services Banco Santander, were made the following acts:

• Partial spin-off of Santander Participações S.A. (Santander Participações, current corporate name of Santander Advisory Services S.A.), based version of the spun-off assets to Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (Partial Spin-Off), approved by shareholders in the meeting held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet on the November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços;

• Capital increase in Santander Serviços on December 31, 2012 in the amounts of R$371 million, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. (Santusa) in Spain investment company controlled by Banco Santander Spain. After such transaction, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively; and

• Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban (Tecban) held by Santusa as Sale and Purchase Agreement entered into between the parties on January 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, were approved by Bacen pursuant to Resolution 4.062/2012, and effective on March 27, 2013.

h) Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets and other tangible assets. Moreover, on September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading (Note 15 and 6.a.III) whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31.

The total of non-current assets held for sale is R$277,029, and the values of liabilities directly assocoated with non-current assets held for sale are R$43,869.

i) Others Corporate Movements

We also performed the following corporate actions:

• Constitution of “Atual Companhia Securitizadora de Créditos Financeiros”, under the meeting held on September 28, 2012, which aims at the acquisition of exclusive social credits from lending operations, financing and leasing;

• Acquisition in January 21, 2013 by Webmotos, 100% of the share capital of Idéia Produções e Design Ltda- ME;

• Partial spin-off of Webmotors with reduction on capital on April 30, 2013 and subsequent formation of a new company named Webcasas S.A.;

• Was celebrated on June 21, 2013 between Webmotors and Carsales.com the Share Subscription Agreement (“Agreement”) with a view for Carsales to participate in the capital stock of Webmotors (“Transaction”), representing 30% of all its capital amounting R$180 million. This transaction generated a gain in Santander Serviços amounting R$120 million related to the change in the percentage shareholding in Webmotors S.A. due to the entry of Carsales in its capital.

• Capital reduction of Santander Leasing , on January 04, 2013, amounts R$5 billion, without changing the number of shares.

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A. amounting R$47.2 millions by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda – ME (“Compreauto”).

• On 9 September 2014 it was signed, by Webmotors S.A., quota purchase agreement for the acquisition of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME ("Agreement") ("Acquisition"). The closing of the Acquisition is conditional upon the completion of certain conditions precedent set forth in the Agreement, which includes the prior approval by the Central Bank.

4) Strategy

Banco Santander is a universal bank focused on retail activities. We seek to expand our business through:

• Preference and Linkage: Segmented, simple and effective products and services that, through a multi-channel platform, seek to maximize the customer satisfaction;

• Recurrence and Sustainability: Business growth with greater revenue diversification and rigorous risk management;

• Productivity: intense agenda of productive transformation aligned with the transformation of the financial industry;

• Capital Discipline and Liquidity: to maintain the soundness of the balance sheet, to face regulatory changes and to take advantages of growth opportunities.

Thus, to better meet the customer needs, we maintain our differentiated proposals, as “Conta Santander Combinada” for individual customers segment, and the segment called "Santander Select" designed to offer a unique and specialized service to high-income customers. Santander Brasil also innovates with the implementation of the "Conta Conecta", a new solution, exclusive of Santander, which combines the benefits of a current account with a device that transforms smartphones and tablets into card readers, offering to professionals, microentrepreneurs and autonomous the resources that will increase its business with convenience, simplicity and mobility.

The Bank also continues increasing its commercial activity. In the Cards segment was approved the agreement for the acquisition of the GetNet Operations, which is important to expand its local participation in the Acquiring segment. In the SMEs segment, the bank launched a new product Santander Pague Direto, a partnership with Ambev, a subsidiary of the largest beverage company in the world. Furthermore, in this quarter, the bank announced an agreement with Banco Bonsucesso, aiming to boost the Payroll market activities. The transaction is subject to regulatory approval. Also in this quarter, Santander Brasil has launched SuperBank, a digital plataform which offers the sale of financial products and services through a prepaid card. With this platform, the bank will enter in the pre-paid market and the payments. In the vehicle financing segment, the Bank maintains agreements with Hyundai, Renault, Nissan and Volvo.

In the context of sustainability, Santander practices are guided by the pillars of Social and Financial Inclusion, Education and Management, Social-Environmental Businesses. In 2014, the bank has been internationally recognized with its pioneer program Reduza e Compense CO2. This program was recognized by the BeyondBanking Award, which responsible is the Inter-American Development Bank (IDB) and the Ethical Awards, by Ethical Corporation, and it is an initiative that integrates socio-environmental businesses and the individual empowerment in combating climate change. Moreover, in Microcredit Activities, Santander is a leader among private Banks. In addition, with Santander Universities and Social Investment, Santander contributes to the improvement of high quality education in Brazil. Santander Brazil is also a pioneer in direct investment in renewable energy and the only Brazilian bank with direct investment in wind energy.

Another important aspect of Santander Brasil’s strategy is to maintain comfortable levels of liquidity, credit provisioning and capital. By the end of September 2014, Loan to Deposit reached 96.4%, Coverage ratio stood at 170.2% and the Basel ratio of Santander Brasil was 18.8%, maintaining the position of the most capitalized retail bank in Brazil.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted. The table below presents the ratings given by the main rating agencies.

6) Corporate Governance

On July 1st, the Board of Directors of the Company approved the remuneration of the members of the Special Independent Committee, responsible for advising the Board of Directors to review and prepare manifestation on the voluntary public tender offer. This Committee was created in the Board of Directors meeting held on April 30, 2014.

On July 30, the Board of Directors of the Company approved the amendment to the Company’s Audit Committee Bylaws and elected Mr. Álvaro Antônio Cardoso de Souza to be part of the Risk Committee, as coordinator, and to be part of the Special Independent Committee, as a member.

On September 24, the Board of Directors of the Company approved the election of Mr. Antonio Pardo de Santayana Montes, previously a Director with no specific designation, to the position of Vice-President Executive Officer of the Company, as recommended by the Remuneration and Nomination Committee.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the standards of prudent management and customer focus, while respecting local legal and regulatory environment. Its main responsibilities are:

• To integrate and adapt the Bank's risk culture to the local environment, as well as risk management strategy, level of risk tolerance and the risk appetite, all matched with the Bank corporate standards;

• To evaluate and approve credit and market proposals and credit limits of clients and portfolios (wholesale and retail);

• To authorize the use of local management tools and risk models and being informed about the result of its internal validation;

• To evaluate and keep the efforts to comply all observations and recommendations periodically made by auditors and banking authorities.

The organizational structure of the Executive Vice President of Credit and Market Risk, which is independent from commercial areas, is composed of a nucleon responsible for the management of credit risk and another for managing market risk.

The management structure is composed of directors who act from the portfolio management point of view.

A specific department has the mission of consolidate the portfolios and respective risks, supporting management with an integrated information. In addition, is also responsible for attending the regulators, internal and external auditors, as well as the Santander Group headquarter in Spain, General Policies and Basileia.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

Risk management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee and Management Board. Additionally, it is responsible for the control and monitoring systems used in the management of credit risks and market These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between individual customers (with monitoring of dedicated analysts) and customers with similar characteristics (standardized).

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies aligned with the objectives in Brazil in accordance with the risk appetite of the Bank. For this purpose, developed its own model of Risk Management, as follows:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets.

The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2013 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in April 2014 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the nine months of 2014, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the six months of 2014, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2014, taking into account their conception efficiency and performance.

8) People

For Banco Santander ensure the preference of its clients, it is essential to put the utmost value on its main asset: People. Since its employees are the strongest link between the Bank and its clients, it is continuously fine-tuning its management practices and processes so that they remain fully motivated and fulfill all their potential.

Banco Santander seeks to ensure that its professionals identify with the Organization and share its values, in the belief that their dedication is crucial for the consolidation and dissemination of its differentials. Consequently, in addition to offering and encouraging a participatory and collaborative working environment, it prepares its teams so way that they have various career and development possibilities. Thanks to a series of local and international programs and opportunities, employees are always alert to new opportunities and challenges.

Some of Banco Santander’s initiatives for supporting the personal and professional growth of its People are listed below:

• Career Opportunities and Recognition: preparing its employees and interns for various career and development possibilities. It offers local and international development programs and encourages mobility between different areas and countries and identifies the progress of each individual through transparent and objective assessment procedures;

• People Appreciation: valuing its People outside the professional area by recognizing their social and family needs. It offers opportunities and benefits geared towards the complete individual, such as the Specialized Personal Support Program (PAPE), as well as more segmented solutions, aimed at ensuring a better working, home and social life;

• Continuous Managerial Development: Banco Santander’s managers are the strongest link between the Organization and its professionals. They are therefore subject to continuous development programs to ensure their alignment with the Bank’s strategy and proposal and that they inspire their teams and promote their advancement in the pursuit of excellence, thereby generating results for shareholders, clients, employees and society as a whole;

• Encouraging Innovation: encouraging its professionals to always look ahead, trying to glimpse hitherto unseen horizons in order to improve client service and generate efficiency. Best practices are shared on a daily basis and ideas are highly valued;

• Participatory and Collaborative Environment: there is ample room for employees to question, discuss and suggest new ways of doing things in a participatory and collaborative manner within a multicultural and multigenerational environment. The Bank’s relationships are based on transparency and trust in order to promote teamwork and self-esteem. Thus everyone progresses and teams mesh, allowing the Bank to evolve and innovate; and

• Being Part of a World Class Company: with a differentiated proposal as an employer, a talented team with the best professionals in the market, and an increasingly strong brand, Banco Santander has many reasons to be proud. International tradition, a global presence and local recognition are underlined by its 155 years of history, 180 thousand employees worldwide, 49 thousand in Brazil alone, and more than 106 million clients.

9) Sustainable Development

On April 25th, Bacen published the Resolution 4,327, which establishes the implementation of a Socio-environmental Responsibility Policy (PRSA) by the financial and other institutions authorized to function by the Bacen. Banco Santander already adopts a series of practices established by the Resolution and is working on an action plan for the integral compliance to the new regulation, according to the schedule purposed by the Resolution. These practices are available in our Annual Report, which concerns our business performance from 2013. The new edition follows the directives from the Global Reporting Initiative (GRI) G4 for sustainability reports, comprehensive option, audited by external verification.

In May, we were mentioned by the “IstoÉ Dinheiro magazine” as one of the “50 empresas do bem” (“50 companies of good”), with highlight to our urban mobility initiatives, adopted at the Torre Santander (Administrative Tower).

10) Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during in the September 2014, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than 5% of the related overall consideration.

The Board of Directors The Executive

(Adopted at the Meeting of the Board of November 3, 2014).
***

Deloitte Touche Tohmatsu
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04717-906 - São Paulo - SP
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Telefone: (11) 5186-1000
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www.deloitte.com.br

INDEPENDENT AUDITORS' REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders and Management of
Banco Santander (Brasil) S.A.
São Paulo - SP

Introduction

We have reviewed the individual and consolidated balance sheets of Banco Santander (Brasil) S.A. ("Bank") as of September 30, 2014 and the related statements of income for the three and nine-month periods then ended, the changes in equity and cash flows for the nine-month period then ended, including a summary of significant accounting policies and other explanatory notes. Bank´s management is responsible for the preparation and fair presentation of this interim financial information in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim individual and consolidated financial information referred above is not prepared, in all material respects, in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

Deloitte Touche Tohmatsu

Other matters

Statements of value added

We have also reviewed the interim individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2014, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies, and considered supplemental information by accounting practices adopted in Brazil applicable to entities authorized to operate by Banco Central do Brasil - BACEN, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that cause us to believe that it is not prepared, in all material respects, consistent in relation to the interim individual and consolidated financial information taken as a whole.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, November 3, 2014

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Gilberto Bizerra de Souza
Engagement Partner

2014-1398 Consol_Ingl IFS

© 2014 Deloitte Touche Tohmatsu. All rights reserved.

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES BALANCE SHEETS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Note	09/30/2014	12/31/2013	09/30/2014	12/31/2013

Current Assets		303,060,682	273,933,942	311,409,729	278,966,002
Cash	4	4,727,601	5,290,047	5,050,309	5,485,679
Interbank Investments	5	75,252,305	65,498,311	55,957,511	47,477,388
Money Market Investments		50,028,329	32,456,665	50,028,329	32,456,665
Interbank Deposits		21,670,085	21,557,117	2,684,752	2,361,119
Foreign Currency Investments		3,553,891	11,484,529	3,244,430	12,659,604
Securities and Derivative Financial
Instruments	6	60,238,419	33,244,090	62,419,712	33,427,183
Own Portfolio		10,263,197	11,713,343	30,559,927	26,369,720
Subject to Repurchase Commitments		42,703,499	18,103,822	23,002,329	2,423,264
Derivative Financial Instruments		1,548,719	1,988,686	1,534,806	1,924,274
Linked to Central Bank of Brazil		3,136,049	992,127	3,136,049	992,127
Privatization Certificates		68	-	68	-
Linked to Guarantees		2,586,887	446,112	4,186,533	1,717,798
Interbank Accounts	7	33,181,960	35,434,037	33,386,214	35,665,665
Payments and Receipts Pending Settlement		1,804,782	2,783	1,804,782	2,783
Restricted Deposits:		31,332,737	35,387,633	31,536,991	35,619,261
Central Bank Deposits		31,331,949	35,387,166	31,536,203	35,618,794
National Housing System		788	467	788	467
Correspondents		44,441	43,621	44,441	43,621
Interbranch Accounts		1,564	809	1,564	809
Internal Transfers of Funds		1,564	809	1,564	809
Lending Operations	8	54,500,087	52,721,727	74,354,524	70,049,851
Public Sector		47,169	39,581	47,169	39,581
Private Sector		57,044,418	55,457,523	77,350,304	73,206,184
Lending Operations Assignment		8,345	8,337	8,345	8,337
(Allowance for Loan Losses)	8.f	(2,599,845)	(2,783,714)	(3,051,294)	(3,204,251)
Leasing Operations	8	93	4,594	1,763,484	2,147,111
Public Sector		-	-	1,972	2,607
Private Sector		112	4,958	1,801,306	2,199,224
(Allowance for Lease Losses)	8.f	(19)	(364)	(39,794)	(54,720)
Other Receivables		74,359,862	81,129,325	77,276,767	83,923,128
Credits for Guarantees Honored		30	1,640	30	1,640
Foreign Exchange Portfolio	9	36,789,440	46,418,065	36,789,440	46,418,065
Income Receivable		534,995	634,509	563,296	562,547
Trading Account	10	1,213,591	1,521,451	1,472,795	1,611,127
Tax Credits	11	4,560,163	4,711,337	5,287,847	5,476,303
Others	12	31,361,631	27,953,828	33,294,890	29,987,862
(Allowance for Other Receivables Losses)	8.f	(99,988)	(111,505)	(131,531)	(134,416)
Other Assets		798,791	611,002	1,199,644	789,188
Non-Current Assets Held for Sale	13	-	-	233,160	-
Other Assets		459,256	320,575	465,079	325,709
(Allowance for Valuation)		(49,380)	(50,354)	(51,321)	(52,540)
Prepaid Expenses		388,915	340,781	552,726	516,019

Long-Term Assets		216,540,802	207,334,430	185,752,489	186,811,244
Interbank Investments	5	9,599,318	10,422,310	119,000	177,775
Interbank Deposits		9,599,318	10,422,310	119,000	119,286
Foreign Currency Investments		-	-	-	58,489
Securities and Derivative Financial
Instruments	6	82,564,778	77,826,344	39,755,335	44,718,580
Own Portfolio		10,108,330	8,035,591	10,637,957	9,553,573
Subject to Repurchase Commitments		56,052,403	54,523,663	11,435,334	18,538,386
Derivative Financial Instruments		4,882,667	5,209,031	5,029,525	5,337,055
Linked to Central Bank of Brazil		5,766,639	3,611,000	6,182,275	3,611,000
Privatization Certificates		2,788	2,646	2,788	2,646
Linked to Guarantees		5,751,951	6,444,413	6,467,456	7,675,920
Interbank Accounts	7	167,818	167,663	167,818	167,663
Restricted Deposits:		167,818	167,663	167,818	167,663
National Housing System		167,818	167,663	167,818	167,663
Lending Operations	8	98,695,992	94,681,723	113,272,817	110,559,703
Public Sector		66,031	77,568	66,031	77,568
Private Sector		109,039,860	105,233,596	124,215,853	121,667,067
Lending Operations Related to Assignment		1,944	16,290	1,944	16,290
(Allowance for Loan Losses)	8.f	(10,411,843)	(10,645,731)	(11,011,011)	(11,201,222)
Leasing Operations	8	80	223	1,600,596	1,867,509
Public Sector		-	-	251	1,442
Private Sector		254	1,229	1,657,276	1,940,097
(Allowance for Lease Losses)	8.f	(174)	(1,006)	(56,931)	(74,030)
Other Receivables		24,969,807	23,707,720	29,884,430	28,299,715
Receivables for Guarantees Honored		39,641	3,242	39,641	3,242
Foreign Exchange Portfolio	9	409,844	591,521	409,844	591,521
Income Receivable		223,520	203,346	223,520	203,346
Negotiation and Intermediation of Securities	10	23,563	3,598	23,563	3,598
Tax Credits	11	13,842,315	12,670,103	15,771,724	14,483,306
Others	12	10,770,000	10,522,830	13,829,304	13,345,268
(Allowance for Other Receivables Losses)	8.f	(339,076)	(286,920)	(413,166)	(330,566)
Other Assets		543,009	528,447	952,493	1,020,299
Temporary Assets		1,801	8,061	1,809	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		542,973	522,151	952,457	1,014,003

Permanent Assets		32,143,049	32,906,640	17,775,965	20,088,367
Investments		16,165,100	13,599,083	44,104	137,357
Investments in Affiliates and Subsidiaries:	15	16,146,942	13,581,435	25,610	115,811
Domestic		13,762,931	11,137,025	25,610	115,811
Foreign		2,384,011	2,444,410	-	-
Other Investments		50,126	49,418	56,118	58,972
(Allowance for Losses)		(31,968)	(31,770)	(37,624)	(37,426)
Fixed Assets	16	6,167,723	6,476,552	6,498,728	6,806,546
Real Estate		2,457,657	2,028,093	2,466,265	2,036,637
Others		9,361,215	9,408,630	10,547,247	9,902,625
(Accumulated Depreciation)		(5,651,149)	(4,960,171)	(6,514,784)	(5,132,716)
Intangibles	17	9,810,226	12,831,005	11,233,133	13,144,464
Goodwill		26,118,238	26,012,090	27,433,488	26,245,038
Intangible Assets		7,025,213	6,899,563	7,363,292	7,061,807
(Accumulated Amortization)		(23,333,225)	(20,080,648)	(23,563,647)	(20,162,381)
Total Assets		551,744,533	514,175,012	514,938,183	485,865,613

Current Liabilities		333,556,404	308,277,749	288,713,690	273,801,367
Deposits	18.a	90,321,108	99,555,081	83,837,825	82,599,906
Demand Deposits		14,230,535	15,908,950	14,084,149	15,604,642
Savings Deposits		36,627,149	33,589,050	36,627,149	33,589,050
Interbank Deposits		8,385,863	19,425,094	2,241,361	2,822,292
Time Deposits		31,077,561	30,631,987	30,885,166	30,583,922
Money Market Funding	18.b	103,546,064	77,412,160	59,134,913	54,935,996
Own Portfolio		67,185,468	47,105,034	46,385,757	38,184,750
Third Parties		35,749,207	22,528,274	12,137,767	8,972,394
Linked to Trading Portfolio Operations		611,389	7,778,852	611,389	7,778,852
Funds from Acceptance and Issuance of
Securities	18.c	50,178,990	34,294,825	51,475,550	35,592,639
Exchange Acceptances		-	-	665,133	561,957
Resources of Debentures		-	-	-	168,449
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		45,472,545	28,001,194	46,103,972	28,568,602
Securities Issued Abroad		4,480,937	6,293,631	4,480,937	6,293,631
Funding by Structured Operations Certificates		225,508	-	225,508	-
Interbank Accounts	7	1,522,585	63,719	1,522,585	63,719
Receipts and Payments Pending Settlement		1,491,069	-	1,491,069	-
Correspondents		31,516	63,719	31,516	63,719
Interbranch Accounts		1,458,497	2,770,890	1,458,497	2,770,890
Third-Party Funds in Transit		1,458,497	2,770,890	1,458,497	2,770,890
Borrowings	18.e	19,735,260	16,683,035	19,936,220	16,243,164
Local Borrowings - Other Institutions		29,152	48,630	124,257	54,917
Foreign Borrowings		19,706,108	16,634,405	19,811,963	16,188,247
Domestic Onlendings - Official Institutions	18.e	4,401,842	3,592,102	4,401,842	3,592,102
National Treasury		222	626	222	626
National Economic and Social Development
Bank (BNDES)		2,120,964	1,499,758	2,120,964	1,499,758
Federal Savings and Loan Bank (CEF)		4,594	2,914	4,594	2,914
National Equipment Financing Authority (FINAME)		2,095,525	1,975,774	2,095,525	1,975,774
Other Institutions		180,537	113,030	180,537	113,030
Foreign Onlendings	18.e	-	19,191	-	19,191
Foreign Onlendings		-	19,191	-	19,191
Derivative Financial Instruments	6	2,182,384	2,068,878	2,332,909	2,010,950
Derivative Financial Instruments		2,182,384	2,068,878	2,332,909	2,010,950
Other Payables		60,209,674	71,817,868	64,613,349	75,972,810
Collected Taxes and Other		1,073,647	51,239	1,084,415	58,626
Foreign Exchange Portfolio	9	32,895,307	42,926,601	32,895,307	42,926,601
Social and Statutory		551,889	1,707,723	564,774	1,755,547
Tax and Social Security	19	942,586	922,926	1,661,279	1,914,672
Trading Account	10	245,373	659,005	758,454	969,560
Subordinated Debt	20	385,802	2,370,023	385,802	2,370,023
Debt Instruments Eligible to Compose Capital	21	81,538	-	81,538	-
Others	22	24,033,532	23,180,351	27,181,780	25,977,781

Long-Term Liabilities		159,542,884	142,768,904	166,415,448	147,949,412
Deposits	18.a	50,966,143	50,904,700	51,447,709	51,613,201
Interbank Deposits		867,705	30,339	1,522,677	1,097,225
Time Deposits		50,098,438	50,874,361	49,925,032	50,515,976
Money Market Funding	18.b	42,719,327	25,010,361	42,410,348	23,526,094
Own Portfolio		30,837,957	25,010,361	30,528,978	23,526,094
Linked to Trading Portfolio Operations		11,881,370	-	11,881,370	-
Funds from Acceptance and Issuance of
Securities	18.c	20,765,179	30,856,381	23,738,349	33,468,316
Exchange Acceptances		-	-	419,792	545,508
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		11,743,778	18,980,292	14,297,156	21,046,719
Securities Issued Abroad		9,021,401	11,876,089	9,021,401	11,876,089
Borrowings	18.e	1,916,606	1,732,185	1,916,606	1,732,185
Local Borrowings - Other Institutions		6,939	26,313	6,939	26,313
Foreign Borrowings		1,909,667	1,705,872	1,909,667	1,705,872
Domestic Onlendings - Official Institutions	18.e	9,629,218	8,164,559	9,629,218	8,164,559
National Treasury		522	241	522	241
National Economic and Social Development
Bank (BNDES)		4,627,425	4,348,219	4,627,425	4,348,219
Federal Savings and Loan Bank (CEF)		109,037	68,442	109,037	68,442
National Equipment Financing Authority (FINAME)		4,880,330	3,747,657	4,880,330	3,747,657
Other Institutions		11,904	-	11,904	-
Derivative Financial Instruments	6	2,959,811	3,789,610	3,192,423	3,854,468
Derivative Financial Instruments		2,959,811	3,789,610	3,192,423	3,854,468
Other Payables		30,586,600	22,311,108	34,080,795	25,590,589
Foreign Exchange Portfolio	9	368,372	507,024	368,372	507,024
Tax and Social Security	19	12,350,788	10,553,902	15,389,329	13,367,042
Negotiation and Intermediation of Securities	10	56,034	46,907	56,034	48,181
Subordinated Debts	20	6,893,090	6,536,121	6,893,090	6,536,121
Debt Instruments Eligible to Compose Capital	21	6,116,287	-	6,116,287	-
Others	22	4,802,029	4,667,154	5,257,683	5,132,221

Deferred Income		327,724	303,006	341,024	308,183
Deferred Income		327,724	303,006	341,024	308,183

Minority Interest		-	-	1,155,123	987,444

Stockholders' Equity	24	58,317,521	62,825,353	58,312,898	62,819,207
Capital:		57,000,000	62,828,201	57,000,000	62,828,201
Brazilian Residents		4,808,186	6,251,291	4,808,186	6,251,291
Foreign Residents		52,191,814	56,576,910	52,191,814	56,576,910
Capital Reserves		638,748	827,496	639,611	828,217
Profit Reserves		1,901,894	1,481,301	1,863,974	1,466,402
Adjustment to Fair Value		(1,173,213)	(2,019,938)	(1,168,762)	(2,011,906)
Accumulated Profits		317,196	-	345,179	-
(-) Treasury Shares		(367,104)	(291,707)	(367,104)	(291,707)
Total Liabilities		551,744,533	514,175,012	514,938,183	485,865,613
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES INCOME STATEMENTS

In thousands of Brazilian Real - R$, unless otherwise stated

					Bank				Consolidated
		07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	Note	09/30/2014	09/30/2014	09/30/2013	09/30/2013	09/30/2014	09/30/2014	09/30/2013	09/30/2013

Financial Income		18,755,890	46,093,803	13,867,478	39,351,829	18,647,291	46,403,596	14,393,372	41,362,176
Lending Operations		10,308,351	24,777,219	8,079,670	24,691,718	11,946,983	29,635,168	9,569,279	28,964,352
Leasing Operations		-	-	391	3,244	119,356	373,447	140,389	486,695
Securities Transactions	6.a	7,186,129	16,846,042	5,088,784	12,927,193	5,370,809	11,915,335	3,809,186	10,026,752
Derivatives Transactions		(201,308)	445,377	27,329	(214,142)	(258,592)	430,383	198,198	(72,703)
Foreign Exchange Operations		620,848	1,491,292	21,454	288,835	620,848	1,491,292	21,454	288,835
Operations of Sale or Transfer of Financial Assets		792	6,672	12,554	46,622	795	13,214	12,554	47,014
Compulsory Deposits		841,078	2,527,201	637,296	1,608,359	847,092	2,544,757	642,312	1,621,231

Financial Expenses		(16,394,740)	(35,325,509)	(10,080,508)	(30,074,768)	(15,500,740)	(33,501,862)	(9,798,592)	(29,659,543)
Funding Operations Market	18.d	(11,083,931)	(25,676,931)	(6,829,585)	(18,456,063)	(9,899,684)	(22,653,565)	(6,144,970)	(16,801,741)
Borrowings and Onlendings Operations		(2,485,367)	(1,552,589)	(38,664)	(1,869,547)	(2,531,128)	(1,734,591)	(119,451)	(1,957,363)
Leasing Operations		(172)	(738)	-	-	-	-	-	-
Allowance for Loan Losses	8.f	(2,825,270)	(8,095,251)	(3,212,259)	(9,749,158)	(3,069,928)	(9,113,706)	(3,534,171)	(10,900,439)

Gross Profit From Financial Operations		2,361,150	10,768,294	3,786,970	9,277,061	3,146,551	12,901,734	4,594,780	11,702,633

Other Operating (Expenses) Income		(2,997,957)	(8,946,378)	(3,526,077)	(9,437,769)	(3,448,143)	(10,325,677)	(3,900,160)	(10,637,078)
Income from Services Rendered	27	1,783,840	5,287,622	1,664,556	5,059,125	2,024,205	5,924,379	1,890,647	5,673,011
Income from Banking Fees	27	601,662	1,776,583	599,714	1,793,740	740,885	2,156,577	723,176	2,154,692
Personnel Expenses	28	(1,487,328)	(4,308,287)	(1,489,054)	(4,341,269)	(1,607,106)	(4,601,541)	(1,579,892)	(4,593,684)
Other Administrative Expenses	29	(3,149,913)	(9,139,995)	(3,066,154)	(8,984,694)	(3,366,400)	(9,643,525)	(3,202,992)	(9,416,595)
Tax Expenses	30	(682,549)	(2,120,057)	(664,308)	(1,807,770)	(758,945)	(2,431,421)	(802,908)	(2,196,974)
Investments in Affiliates and Subsidiaries	15	438,946	1,026,367	252,810	765,571	253	544	17,055	22,551
Other Operating Income	31	804,060	2,024,891	432,587	1,276,824	870,688	2,118,121	515,639	1,511,596
Other Operating Expenses	32	(1,306,675)	(3,493,502)	(1,256,228)	(3,199,296)	(1,351,723)	(3,848,771)	(1,460,885)	(3,791,675)

Operating Income		(636,807)	1,821,916	260,893	(160,708)	(301,592)	2,576,057	694,620	1,065,555

Non-Operating Income	33	69,387	116,125	6,921	85,475	67,477	112,873	10,207	209,507

Income Before Taxes on Income and Profit Sharing		(567,420)	1,938,041	267,814	(75,233)	(234,115)	2,688,930	704,827	1,275,062

Income Tax and Social Contribution	34	1,343,748	403,776	301,597	1,844,353	1,076,629	(164,276)	67,256	1,218,661
Provision for Income Tax		(4,996)	(533,252)	36,516	41,674	(100,151)	(843,362)	(58,829)	(233,221)
Provision for Social Contribution Tax		(2,108)	(299,829)	-	-	(84,094)	(535,331)	(83,266)	(229,917)
Deferred Tax Credits		1,350,852	1,236,857	265,081	1,802,679	1,260,874	1,214,417	209,351	1,681,799

Profit Sharing		(239,132)	(764,028)	(209,772)	(641,408)	(256,157)	(808,967)	(227,158)	(701,022)

Minority Interest		-	-	-	-	(49,528)	(132,936)	(47,567)	(185,316)

Net Income		537,196	1,577,789	359,639	1,127,712	536,829	1,582,751	497,358	1,607,385

Number of Shares (Thousands)	24.a	7,550,672	7,550,672	7,567,651	7,567,651
Net Income per Thousand Shares (R$)		71.15	208.96	47.52	149.02
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Note	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2012 Adjusted		62,828,201	610,215	1,300,216	955,527	413,578	73,737	(2,524,323)	-	(170,562)	63,486,589
Employee Benefit Plan (Adoption of CPC 33)		-	-	-	-	-	-	1,378,869	-	-	1,378,869
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(85,881)	(85,881)
Result of Treasury Shares	24.d	-	(716)	-	-	-	-	-	-	-	(716)
Reservations for Share - Based Payment	35.e	-	32,120	-	-	-	-	-	-	-	32,120
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	(700,434)	(94,882)	-	-	-	(795,316)
Dividends based on Reserve for Dividend Equalization	24.b	-	-	-	(1,100,000)	-	-	-	-	-	(1,100,000)
Net Income		-	-	-	-	-	-	-	1,127,712	-	1,127,712
Allocations:
Legal Reserve		-	-	38,404	-	-	-	-	(38,404)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(300,000)	-	(300,000)
Reserve for Dividend Equalization	24.c	-	-	-	429,669	-	-	-	(429,669)	-	-
Balances as of September 30, 2013		62,828,201	641,619	1,338,620	285,196	(286,856)	(21,145)	(1,145,454)	359,639	(256,443)	63,743,377

Balances as of December 31, 2013		62,828,201	827,496	1,381,494	99,807	(560,497)	(127,177)	(1,332,264)	-	(291,707)	62,825,353
Employee Benefit Plan (Adoption of CPC 33)		-	-	-	-	-	-	1,773	-	-	1,773
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(75,365)	(75,365)
Result of Treasury Shares	24.d	-	(5,360)	-	-	-	-	-	-	-	(5,360)
Reservations for Share - Based Payment	35.e	-	1,924	-	-	-	-	-	-	-	1,924
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	725,355	119,597	-	-	-	844,952
Dividends based on Reserve for Dividend Equalization	24.b	-	-	-	(99,807)	-	-	-	-	-	(99,807)
Restructuring of Capital	24.d & f	(5,828,201)	(185,312)	-	-	-	-	-	-	(32)	(6,013,545)
Net Income		-	-	-	-	-	-	-	1,577,789	-	1,577,789
Allocations:
Legal Reserve		-	-	52,030	-	-	-	-	(52,030)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(740,193)	-	(740,193)
Reserve for Dividend Equalization	24.c	-	-	-	468,370	-	-	-	(468,370)	-	-
Balances as of September 30, 2014		57,000,000	638,748	1,433,524	468,370	164,858	(7,580)	(1,330,491)	317,196	(367,104)	58,317,521
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF CASH FLOWS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Note	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Operational Activities
Net Income		1,577,789	1,127,712	1,582,751	1,607,385
Adjustment to Net Income		13,372,006	13,946,909	15,614,253	16,384,404
Allowance for Loan Losses	8.f	8,095,251	9,749,158	9,113,706	10,900,439
Provision for Legal Proceedings and Administrative and Legal Obligations		3,415,150	2,185,179	3,828,192	2,702,118
Deferred Tax Credits		(1,189,610)	(875,943)	(1,385,144)	(1,139,443)
Equity in Affiliates and Subsidiaries	15	(1,026,367)	(765,571)	(544)	(22,551)
Depreciation and Amortization	29	4,059,626	4,017,559	4,139,128	4,046,008
Recognition (Reversal) Allowance for Other Assets Losses	33	(983)	(95,100)	(1,215)	(95,517)
Result on Sale of Other Assets	33	(84,018)	(122,219)	(84,861)	(124,489)
Result on Impairment of Assets	32	9,172	95,114	9,346	95,114
Result on Sale of Investments	33	-	-	807	163
Provision for Losses on Other Investments		-	-	-	1,200
Others		93,785	(241,268)	(5,162)	21,362
Changes on Assets and Liabilities		(7,997,124)	(7,321,958)	(12,388,083)	(6,755,719)
Decrease (Increase) in Interbank Investments		(7,377,813)	3,443,958	(8,210,424)	1,456,656
Decrease (Increase) in Securities and Derivative Financial Instruments		(31,106,844)	(2,681,447)	(23,032,839)	4,697,906
Decrease (Increase) in Lending and Leasing Operations		(12,888,777)	(16,622,379)	(14,456,916)	(18,251,965)
Decrease (Increase) in Deposits on Central Bank of Brazil		4,055,217	(1,116,322)	4,082,591	(1,126,978)
Decrease (Increase) in Other Receivables		5,242,336	(2,406,602)	4,599,887	(3,064,292)
Decrease (Increase) in Other Assets		(68,956)	(208,787)	28,136	(155,086)
Net Change on Other Interbank and Interbranch Accounts		(1,657,577)	(903,118)	(1,657,577)	(903,118)
Increase (Decrease) in Deposits		(9,172,530)	(8,177,640)	1,076,588	3,888,093
Increase (Decrease) in Money Market Funding		43,842,870	19,556,777	23,083,171	5,265,738
Increase (Decrease) in Borrowings		5,491,854	2,470,492	5,962,225	2,516,752
Increase (Decrease) in Other Liabilities		(4,374,025)	(195,825)	3,484,115	(62,217)
Increase (Decrease) in Change in Deferred Income		24,718	75,948	32,841	76,056
Tax Paid		(7,597)	(557,013)	(411,651)	(1,093,264)
Net Cash Provided by (Used in) Operational Activities		6,952,671	7,752,663	4,808,921	11,236,070
Investing Activities
Acquisition of Investment		(2,098,456)	(232,910)	(6,383)	(82,557)
Acquisition of Fixed Assets		(422,415)	(943,042)	(709,317)	(1,056,522)
Acquisition of Intangible Assets		(391,997)	(481,928)	(182,971)	(629,179)
Net Cash Received on Sale/Reduction of Investments		148,546	3,948,331	8,769	14
Acquisition of subsidiary, unless net cash on Acquisition	15	-	-	1,085,470	-
Proceeds from Assets not in Use		140,304	30,175	151,137	33,523
Proceeds from Property for Own Use		17,950	145,888	89,579	178,997
Dividends and Interest on Capital Received		325,548	66,113	15,963	27,258
Net Cash Provided by (Used in) Investing Activities		(2,280,520)	2,532,627	1,718,693)	(1,528,466)
Financing Activities
Restructuring of Capital	24.f	(6,000,000)	-	(6,000,000)	-
Issuance Debt Instruments Eligible to Compose Capital	24.f	6,000,000	-	6,000,000	-
Acquisition of Own Share	24.d & f	(88,910)	(85,881)	(88,910)	(85,881)
Issuance of Long - Term Emissions		35,432,459	34,586,234	36,964,675	35,697,647
Long - Term Payments		(34,424,259)	(32,194,484)	(35,752,165)	(32,761,944)
Subordinated Debts - Payments		(2,298,809)	-	(2,298,809)	-
Debt Instruments Eligible to Compose Capital - Payments		(218,831)	-	(218,831)	-
Dividends and Interest on Capital Paid		(2,083,058)	(2,050,259)	(2,088,313)	(2,050,667)
Increase (Decrease) on Minority Interest		-	-	167,679	118,057
Net Cash Provided by (Used in) Financing Activities		(3,681,408)	255,610	(3,314,674)	917,212
Net Increase (Decrease) in Cash and Cash Equivalents		990,743	10,540,900	(224,446)	10,624,816
Cash and Cash Equivalents at the Beginning of Period	4	36,803,310	18,301,855	38,031,746	19,947,372
Cash and Cash Equivalents at the End of Period	4	37,794,053	28,842,755	37,807,300	30,572,188
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED

In thousands of Brazilian Real - R$, unless otherwise stated

					Bank			Consolidated
		01/01 to		01/01 to		01/01 to		01/01 to
	Note	09/30/2014		09/30/2013		09/30/2014		09/30/2013

Financial Income		46,093,803		39,351,829		46,403,596		41,362,176
Income from Services Rendered and Banking Fees	27	7,064,205		6,852,865		8,080,956		7,827,703
Allowance for Loans Losses	8.f	(8,095,251)		(9,749,158)		(9,113,706)		(10,900,439)
Other Income and Expenses		(106,457)		60,796		(394,014)		(293,659)
Financial Expenses		(27,230,258)		(20,325,610)		(24,388,156)		(18,759,104)
Third-party Input		(4,567,933)		(4,525,906)		(4,968,370)		(4,916,104)
Materials, Energy and Others		(178,086)		(195,911)		(180,428)		(198,166)
Third-Party Services	29	(1,637,374)		(1,480,882)		(1,832,743)		(1,715,352)
Impairment of Assets	32	(9,172)		(95,114)		(9,346)		(95,114)
Others		(2,743,301)		(2,753,999)		(2,945,853)		(2,907,472)
Gross Added Value		13,158,109		11,664,816		15,620,306		14,320,573
Retentions
Depreciation and Amortization	29	(4,059,626)		(4,017,559)		(4,139,128)		(4,046,008)
Added Value Produced Net		9,098,483		7,647,257		11,481,178		10,274,565
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	1,026,367		765,571		544		22,551
Added Value to Distribute		10,124,850		8,412,828		11,481,722		10,297,116
Added Value Distribution
Employee		4,458,258	44.0%	4,375,623	52.0%	4,755,437	41.4%	4,655,680	45.3%
Compensation	28	2,502,310		2,517,830		2,675,557		2,672,894
Benefits	28	831,564		810,112		887,090		856,229
Government Severance Indemnity Funds for Employees - FGTS		222,040		191,504		236,994		202,691
Others		902,344		856,177		955,796		923,866
Taxes and Contributions		3,567,195	35.2%	2,373,150	28.2%	4,465,185	38.9%	3,299,138	32.0%
Federal		3,265,764		2,079,693		4,115,159		2,956,253
State		1,050		492		1,319		548
Municipal		300,381		292,965		348,707		342,337
Compensation of Third-Party Capital - Rental	29	521,608	5.2%	536,343	6.4%	545,413	4.8%	549,597	5.3%
Remuneration of Interest on Capital		1,577,789	15.6%	1,127,712	13.4%	1,715,687	14.9%	1,792,701	17.4%
Dividends		740,193		-		740,193		-
Interest on Capital	24.b	-		300,000		-		300,000
Profit Reinvestment		837,596		827,712		842,558		1,307,385
Participation Results of Minority of Shareholders		-		-		132,936		185,316
Total		10,124,850	100.0%	8,412,828	100.0%	11,481,722	100.0%	10,297,116	100.0%
The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES STATEMENTS OF VALUE ADDED

In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the financial and economic-financial group (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Presidente Juscelino Kubitschek Avenue, 2041 e 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the bank also operates in the leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The bank's activities are conducted within the context of a group of institutions that operate on integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 15, the Special Purpose - Brazil Foreign Diversified Payment Right's Finance Company (Brazil Foreign) participating company of the securitization of future flow of payment orders received from abroad (Note 18.c) and investment funds, where the Santander Group companies are the main beneficiaries or holders the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated.

Funds Consolidated Investments

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty); and

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial).

In preparing the consolidated financial statements equity in subsidiaries, significant balances receivable and payable, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionaly to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The Financial Statements of the period ended on September 30, 2014 were approved by Board of Directors at the meeting held on November 3, 2014.

These consolidated interim financial statements prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of IFRIC) (IFRS) for the period ended September 30, 2014 were be disclosed legal deadline, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

The financial statements are presented in Brazilian real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are translated as follows:

• Assets and liabilities are translated at the exchange rate on the balance sheet date; and

• Revenues and expenses are translated at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3.068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash or with original maturity equal to ninety days or less.

e) Securities

Securities are stated and classified into the following categories:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has a positive intent and ability to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separate account in stockholders’ equity,net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

g) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans when they are more than 360 days late. In the case of long-term loans (over 3 years), they are written off when they are up to 540 days late. The lending operation write off for loss is recorded in a memorandum account for a minimum of 5 years and while not having exhausted all the procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a memorandum account.The result of the assignment of credit is fully recognized when theyre realized.

Since January 2012, as determined by CMN Resolution 3.533/2008 and Resolution 3.895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets. The credit assignments made by December 2011 were accounted for in accordance with current regulations with the recognition of income at the time of divestiture, independent of the retention of the risk.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, including those required by CMN and Bacen standards.

h) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

i) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over the term of the related agreements.

j) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently or circumstances indicate that assets may be impaired, and valued considering the following aspects:

j.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

j.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

j.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

Goodwill on merger and the related reduction account and, provision for maintenance of integrity of the acquiring company's shareholders' equity, when applicable are amortized over 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accouted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software aquisition and development expenses are amortized over a maximum of 5 years.

k) Technical Reserves Related to Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Provisions for Capitalization are Recognized in Accordance with the Criteria Below:

• The mathematical reserve for redemptions results from the accumulation of the percentage applicable on payments made, capitalized at the interest rate defined under plan and adjusted based on the managed prime rate applicable to savings accounts (TR);

• The provision for early redemption of bonds is recognized when bonds are cancelled due to default or upon customer's request based on the amount of the mathematical reserve for redemptions as of the cancellation date and the provision for the redemption of bonds by the end of the effective term of the bond;

• The provision for drawings is recognized based on the percentage of the portion paid and is intended to cover the drawings not yet made in which the bonds will participate and the provision for drawings is recognized for bonds drawn but not yet paid;

• The administrative provision is intended to reflect the present value of future expenses on capitalization bonds whose effective term will extend beyond their recognition date; and

• The contingency provision is recognized to cover any obligations to customers.

l) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) recognized will not occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans and expenses (Note 32).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, at the end of each year to be effective for the subsequent period.

m) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided that the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of reducing Return on Risk-Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are constrained to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimate for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revalued at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimate of the amount of right of recovery of shares that will be acquired at the end of the period of validity and recognizes the value of the services received during the period of validity based on the best available estimate. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace period.

n) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, consided as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods of, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt representing obligations financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign.All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component,your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Notes 21 and 24.f.

o) Contingent Assets and Liabilities and Legal Obligations

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success,the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements (Note 23.h).

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

p) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated under gross revenue and expenses. Financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses.

q) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% and CSLL is calculated at the rate of 15% for financial institutions and 9% for the other companies, after adjustments required by tax legislation. Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between accounting and taxable income, on tax losses and adjustments of securities and derivatives at fair value.

In accordance with the current regulation, the expected realization of the tax credits Note 11.b is based on the projections of future earnings supported by a technical study, approved by Banco Santander's Management, at the meeting held on July 30, 2014.

r) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

s) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

				Bank
	09/30/2014	12/31/2013	09/30/2013	12/31/2012
Cash	4,727,601	5,290,047	5,721,604	4,653,214
Interbank Investments	33,066,452	31,513,263	23,121,151	13,648,641
Money Market Investments	29,179,170	19,659,462	14,366,001	4,273,832
Interbank Deposits	333,391	369,975	587,122	486,036
Foreign Currency Investments	3,553,891	11,483,826	8,168,028	8,888,773
Total	37,794,053	36,803,310	28,842,755	18,301,855

				Consolidated
	09/30/2014	12/31/2013	09/30/2013	12/31/2012
Cash	5,050,309	5,485,679	5,905,999	4,742,486
Interbank Investments	32,756,991	32,546,067	24,666,189	15,204,886
Money Market Investments	29,179,170	19,659,462	14,366,001	4,273,832
Interbank Deposits	333,391	227,905	587,122	535,536
Foreign Currency Investments	3,244,430	12,658,700	9,713,066	10,395,518
Total	37,807,300	38,031,746	30,572,188	19,947,372

5. Interbank Investments

					Bank
				09/30/2014	12/31/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	48,205,477	1,822,852	-	50,028,329	32,456,665
Own Portfolio	1,128,429	65,478	-	1,193,907	1,898,843
Treasury Bills - LFT	115,691	-	-	115,691	65
National Treasury Bills - LTN	480,559	65,478	-	546,037	992,776
National Treasury Notes - NTN	532,179	-	-	532,179	906,002
Third-party Portfolio	35,435,608	730,811	-	36,166,419	22,493,734
Treasury Bills - LFT	84,480	-	-	84,480	-
National Treasury Bills - LTN	18,792,671	101,290	-	18,893,961	5,197,975
National Treasury Notes - NTN	16,558,457	629,521	-	17,187,978	17,295,759
Sold Position	11,641,440	1,026,563	-	12,668,003	8,064,088
National Treasury Bills - LTN	3,774,532	189,184	-	3,963,716	2,732,394
National Treasury Notes - NTN	7,866,908	837,379	-	8,704,287	5,331,694
Interbank Deposits	6,032,086	15,637,999	9,599,318	31,269,403	31,979,427
Foreign Currency Investments	3,553,891	-	-	3,553,891	11,484,529
Total	57,791,454	17,460,851	9,599,318	84,851,623	75,920,621
Current				75,252,305	65,498,311
Long-term				9,599,318	10,422,310

					Consolidated
				09/30/2014	12/31/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	48,205,477	1,822,852	-	50,028,329	32,456,665
Own Portfolio	24,739,870	65,478	-	24,805,348	15,454,722
Treasury Bills - LFT	115,691	-	-	115,691	65
National Treasury Bills - LTN	9,427,665	65,478	-	9,493,143	3,796,044
National Treasury Notes - NTN	15,196,514	-	-	15,196,514	11,658,613
Third-party Portfolio	11,824,167	730,811	-	12,554,978	8,937,855
Treasury Bills - LFT	84,480	-	-	84,480	-
National Treasury Bills - LTN	9,845,564	101,290	-	9,946,854	2,394,707
National Treasury Notes - NTN	1,894,123	629,521	-	2,523,644	6,543,148
Sold Position	11,641,440	1,026,563	-	12,668,003	8,064,088
National Treasury Bills - LTN	3,774,532	189,184	-	3,963,716	2,732,394
National Treasury Notes - NTN	7,866,908	837,379	-	8,704,287	5,331,694
Interbank Deposits	1,207,603	1,477,149	119,000	2,803,752	2,480,405
Foreign Currency Investments	3,244,430	-	-	3,244,430	12,718,093
Total	52,657,510	3,300,001	119,000	56,076,511	47,655,163
Current				55,957,511	47,477,388
Long-term				119,000	177,775

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				09/30/2014	12/31/2013
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	47,989,822	(469,640)	-	47,520,182	24,579,539
Government Securities	44,912,839	(468,954)	-	44,443,885	21,393,756
Private Securities	3,076,983	(686)	-	3,076,297	3,185,783
Available-for-Sale Securities	88,669,184	44,947	137,298	88,851,429	79,292,799
Government Securities	28,405,890	-	209,665	28,615,555	26,922,412
Private Securities	60,263,294	44,947	(72,367)	60,235,874	52,370,387
Held-to-Maturity Securities	200	-	-	200	379
Government Securities	200	-	-	200	379
Total Securities	136,659,206	(424,693)	137,298	136,371,811	103,872,717
Derivatives (Assets)	4,893,458	1,557,606	(19,678)	6,431,386	7,197,717
Total Securities and Derivatives	141,552,664	1,132,913	117,620	142,803,197	111,070,434
Current				60,238,419	33,244,090
Long-term				82,564,778	77,826,344
Derivatives (Liabilities)	(4,235,929)	(825,893)	(80,373)	(5,142,195)	(5,858,488)
Current				(2,182,384)	(2,068,878)
Long-term				(2,959,811)	(3,789,610)

					Consolidated
				09/30/2014	12/31/2013
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	48,750,037	(469,663)	-	48,280,374	23,551,126
Government Securities	46,793,007	(469,054)	-	46,323,953	22,534,544
Private Securities	1,957,030	(609)	-	1,956,421	1,016,582
Available-for-Sale Securities	47,218,894	44,947	66,301	47,330,142	47,332,929
Government Securities	30,308,412	-	129,703	30,438,115	29,207,980
Private Securities	16,910,482	44,947	(63,402)	16,892,027	18,124,949
Held-to-Maturity Securities	200	-	-	200	379
Government Securities	200	-	-	200	379
Total Securities	95,969,131	(424,716)	66,301	95,610,716	70,884,434
Derivatives (Assets)	4,956,319	1,627,690	(19,678)	6,564,331	7,261,329
Total Securities and Derivatives	100,925,450	1,202,974	46,623	102,175,047	78,145,763
Current				62,419,712	33,427,183
Long-term				39,755,335	44,718,580
Derivatives (Liabilities)	(4,651,734)	(790,682)	(82,916)	(5,525,332)	(5,865,418)
Current				(2,332,909)	(2,010,950)
Long-term				(3,192,423)	(3,854,468)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Real - R$, unless otherwise stated

II) Trading Securities

				Bank				Consolidated
			09/30/2014	12/31/2013			09/30/2014	12/31/2013
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	44,912,839	(468,954)	44,443,885	21,393,756	46,793,007	(469,054)	46,323,953	22,534,544
Treasury Bills - LFT	304,703	(248)	304,455	486,148	1,784,923	(348)	1,784,575	1,453,956
National Treasury Bills - LTN	24,896,472	(180,091)	24,716,381	11,703,153	25,296,420	(180,091)	25,116,329	11,876,133
National Treasury Notes - NTN A	149,259	(739)	148,520	552,411	149,259	(739)	148,520	552,411
National Treasury Notes - NTN B	8,822,002	(46,546)	8,775,456	5,047,862	8,822,002	(46,546)	8,775,456	5,047,862
National Treasury Notes - NTN C	2,507	(49)	2,458	29,755	2,507	(49)	2,458	29,755
National Treasury Notes - NTN F	9,966,499	(242,383)	9,724,116	3,449,681	9,966,499	(242,383)	9,724,116	3,449,681
Agricultural Debt Securities - TDA	90,555	(592)	89,963	111,703	90,555	(592)	89,963	111,703
Brazilian Foreign Debt Notes	680,842	1,694	682,536	13,043	680,842	1,694	682,536	13,043
Private Securities	3,076,983	(686)	3,076,297	3,185,783	1,957,030	(609)	1,956,421	1,016,582
Shares	4,502	3,974	8,476	192,982	373,663	3,974	377,637	300,999
Receivables Investment Fund - FIDC (1)	14,839	-	14,839	18,866	14,839	-	14,839	18,866
Investment Fund Shares in Participation - FIP	-	-	-	-	39,497	-	39,497	48,917
Investment Fund Shares	3,490	(57)	3,433	3,453	344,330	(57)	344,273	264,791
Debentures	3,044,758	597	3,045,355	2,931,084	1,042,462	597	1,043,059	276,849
Financial Bills - LF	-	-	-	-	123,761	77	123,838	62,322
Certificates of Real Estate Receivables - CRI	9,394	(5,200)	4,194	39,398	9,483	(5,200)	4,283	39,507
Bank Deposits Certificates - CDB	-	-	-	-	8,995	-	8,995	4,331
Total	47,989,822	(469,640)	47,520,182	24,579,539	48,750,037	(469,663)	48,280,374	23,551,126

						Bank
						09/30/2014
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	7,221,410	5,627,201	20,075,296	11,519,978	44,443,885
Treasury Bills - LFT	-	-	80,395	58,239	165,821	304,455
National Treasury Bills - LTN	-	7,211,820	4,949,294	10,433,180	2,122,087	24,716,381
National Treasury Notes - NTN A	-	-	-	-	148,520	148,520
National Treasury Notes - NTN B	-	-	370,639	5,321,549	3,083,268	8,775,456
National Treasury Notes - NTN C	-	-	-	987	1,471	2,458
National Treasury Notes - NTN F	-	-	204,167	4,219,784	5,300,165	9,724,116
Agricultural Debt Securities - TDA	-	9,583	22,591	40,821	16,968	89,963
Brazilian Foreign Debt Securities	-	7	115	736	681,678	682,536
Private Securities	11,909	-	-	14,839	3,049,549	3,076,297
Shares	8,476	-	-	-	-	8,476
Receivables Investment Fund - FIDC (1)	-	-	-	14,839	-	14,839
Investment Fund Shares	3,433	-	-	-	-	3,433
Debentures	-	-	-	-	3,045,355	3,045,355
Certificates of Real Estate Receivables - CRI	-	-	-	-	4,194	4,194
Total	11,909	7,221,410	5,627,201	20,090,135	14,569,527	47,520,182

						Consolidated
						09/30/2014
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	7,502,271	6,483,026	20,168,740	12,169,916	46,323,953
Treasury Bills - LFT	-	11,398	830,623	126,795	815,759	1,784,575
National Treasury Bills - LTN	-	7,481,283	5,054,891	10,458,068	2,122,087	25,116,329
National Treasury Notes - NTN A	-	-	-	-	148,520	148,520
National Treasury Notes - NTN B	-	-	370,639	5,321,549	3,083,268	8,775,456
National Treasury Notes - NTN C	-	-	-	987	1,471	2,458
National Treasury Notes - NTN F	-	-	204,167	4,219,784	5,300,165	9,724,116
Agricultural Debt Securities - TDA	-	9,583	22,591	40,821	16,968	89,963
Brazilian Foreign Debt Notes	-	7	115	736	681,678	682,536
Private Securities	722,326	3,450	6,662	139,768	1,084,215	1,956,421
Shares	377,637	-	-	-	-	377,637
Receivables Investment Fund - FIDC (1)	-	-	-	14,839	-	14,839
Investment Fund Shares in Participation - FIP	-	-	-	-	39,497	39,497
Investment Fund Shares	344,273	-	-	-	-	344,273
Debentures	-	2,535	-	-	1,040,524	1,043,059
Financial Bills - LF	-	-	6	123,832	-	123,838
Certificates of Real Estate Receivables - CRI	-	89	-	-	4,194	4,283
Bank Deposits Certificates - CDB	416	826	6,656	1,097	-	8,995
Total	722,326	7,505,721	6,489,688	20,308,508	13,254,131	48,280,374

III) Available-for-Sale Securities

					Bank
				09/30/2014	12/31/2013
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	28,405,890	-	209,665	28,615,555	26,922,412
Treasury Certificates - CFT	389	-	194	583	533
Securitized Credit	2,352	-	504	2,856	2,646
Treasury Bills - LFT	-	-	-	-	412,691
National Treasury Bills - LTN	12,341,854	-	25,162	12,367,016	16,305,953
National Treasury Notes - NTN A	3,207,032	-	95,586	3,302,618	847,539
National Treasury Notes - NTN B	5,281,839	-	189,076	5,470,915	2,892,378
National Treasury Notes - NTN C (2)	1,260,186	-	(31,446)	1,228,740	1,202,201
National Treasury Notes - NTN F (2) (6)	2,836,831	-	(212,123)	2,624,708	4,697,950
Brazilian Foreign Debt Bonds (7)	3,276,214	-	138,490	3,414,704	-
Mexican Notes	-	-	-	-	496,898
Debentures (3)	199,193	-	4,222	203,415	63,623
Private Securities	60,263,294	44,947	(72,367)	60,235,874	52,370,387
Shares	600,433	-	9,122	609,555	747,070
Receivables Investment Fund - FIDC (1)	872,437	-	-	872,437	1,445,501
Investment Fund Shares in Participation - FIP (8)	605,468	-	(58,409)	547,059	504,060
Investment Fund Shares (8)	463,037	-	-	463,037	439,778
Real Estate Fund Shares	-	-	-	-	12,705
Debentures (4)	53,017,744	44,947	247	53,062,938	44,506,613
Eurobonds	173,998	-	(4,076)	169,922	47
Promissory Notes - NP (5)	2,573,179	-	26,645	2,599,824	2,440,522
Real Estate Credit Notes - CCI	16,619	-	444	17,063	20,794
Financial Bills - LF	1,119,594	-	(596)	1,118,998	1,313,238
Certificates of Real Estate Receivables - CRI	820,785	-	(45,744)	775,041	940,059
Total	88,669,184	44,947	137,298	88,851,429	79,292,799

					Consolidated
				09/30/2014	12/31/2013
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	30,308,412	-	129,703	30,438,115	29,207,980
Treasury Certificates - CFT	389	-	194	583	533
Securitized Credit	2,352	-	504	2,856	2,646
Treasury Bills - LFT	415,669	-	(32)	415,637	801,881
National Treasury Bills - LTN	12,726,671	-	20,709	12,747,380	16,833,806
National Treasury Notes - NTN A	3,207,032	-	95,586	3,302,618	847,539
National Treasury Notes - NTN B	5,281,839	-	189,076	5,470,915	2,892,378
National Treasury Notes - NTN C (2)	1,260,186	-	(31,446)	1,228,740	1,202,201
National Treasury Notes - NTN F (2) (6)	3,938,867	-	(287,600)	3,651,267	6,066,475
Brazilian Foreign Debt Bonds (7)	3,276,214	-	138,490	3,414,704	-
Mexican Notes	-	-	-	-	496,898
Debentures (3)	199,193	-	4,222	203,415	63,623
Private Securities	16,910,482	44,947	(63,402)	16,892,027	18,124,949
Shares	753,957	-	21,758	775,715	846,626
Receivables Investment Fund - FIDC (1)	1,015,516	-	-	1,015,516	1,590,282
Investment Fund Shares in Participation - FIP (8)	1,550,224	-	(58,409)	1,491,815	665,663
Investment Fund Shares (8)	370,116	-	(115)	370,001	749,602
Real Estate Fund Shares	66,860	-	(2,798)	64,062	59,986
Debentures (4)	8,268,704	44,947	(13)	8,313,638	9,329,767
Eurobonds	173,998	-	(4,076)	169,922	47
Promissory Notes - NP (5)	2,573,179	-	26,645	2,599,824	2,440,521
Real Estate Credit Notes - CCI	16,619	-	444	17,063	20,794
Financial Bills - LF	1,300,524	-	(1,094)	1,299,430	1,481,602
Certificates of Real Estate Receivables - CRI	820,785	-	(45,744)	775,041	940,059
Total	47,218,894	44,947	66,301	47,330,142	47,332,929

						Bank
						09/30/2014
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	53,687	6,079,621	6,674,114	15,808,133	28,615,555
Treasury Certificates - CFT	-	-	-	-	583	583
Securitized Credit	-	-	67	1,250	1,539	2,856
National Treasury Bills - LTN	-	-	5,336,860	5,963,096	1,067,060	12,367,016
National Treasury Notes - NTN A	-	35,487	-	-	3,267,131	3,302,618
National Treasury Notes - NTN B	-	5,081	599,337	-	4,866,497	5,470,915
National Treasury Notes - NTN C (2)	-	-	7,203	-	1,221,537	1,228,740
National Treasury Notes - NTN F (2) (6)	-	-	67,140	618,503	1,939,065	2,624,708
Brazilian Foreign Debt Bonds (7)	-	4,975	50,846	-	3,358,883	3,414,704
Debentures (3)	-	8,144	18,168	91,265	85,838	203,415
Private Securities	776,476	1,154,405	3,105,129	30,075,714	25,124,150	60,235,874
Shares	209,494	-	-	-	400,061	609,555
Receivables Investment Fund - FIDC (1)	-	-	-	-	872,437	872,437
Investment Fund Shares in Participation - FIP (8)	103,945	-	-	-	443,114	547,059
Investment Fund Shares (8)	463,037	-	-	-	-	463,037
Debentures (4)	-	448,563	1,285,322	28,965,172	22,363,881	53,062,938
Eurobonds	-	-	1,467	-	168,455	169,922
Promissory Notes - NP (5)	-	49,388	1,296,378	963,959	290,099	2,599,824
Real Estate Credit Notes - CCI	-	-	4,553	7,949	4,561	17,063
Financial Bills - LF	-	531,526	448,838	138,634	-	1,118,998
Certificates of Real Estate Receivables - CRI	-	124,928	68,571	-	581,542	775,041
Total	776,476	1,208,092	9,184,750	36,749,828	40,932,283	88,851,429

						Consolidated
						09/30/2014
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	53,687	6,104,747	7,712,817	16,566,864	30,438,115
Treasury Certificates - CFT	-	-	-	-	583	583
Securitized Credit	-	-	67	1,250	1,539	2,856
Treasury Bills - LFT	-	-	-	-	415,637	415,637
National Treasury Bills - LTN	-	-	5,336,860	6,214,280	1,196,240	12,747,380
National Treasury Notes - NTN A	-	35,487	-	-	3,267,131	3,302,618
National Treasury Notes - NTN B	-	5,081	599,337	-	4,866,497	5,470,915
National Treasury Notes - NTN C (2)	-	-	7,203	-	1,221,537	1,228,740
National Treasury Notes - NTN F (2) (6)	-	-	92,266	1,406,022	2,152,979	3,651,267
Brazilian Foreign Debt Bonds (7)	-	4,975	50,846	-	3,358,883	3,414,704
Debentures (3)	-	8,144	18,168	91,265	85,838	203,415
Private Securities	2,001,497	1,154,403	3,289,998	2,629,239	7,816,890	16,892,027
Shares	375,654	-	-	-	400,061	775,715
Receivables Investment Fund - FIDC (1)	143,079	-	-	-	872,437	1,015,516
Investment Fund Shares in Participation - FIP (8)	1,048,701	-	-	-	443,114	1,491,815
Investment Fund Shares (8)	370,001	-	-	-	-	370,001
Real Estate Fund Shares	64,062	-	-	-	-	64,062
Debentures (4)	-	448,563	1,289,757	1,518,697	5,056,621	8,313,638
Eurobonds	-	-	1,467	-	168,455	169,922
Promissory Notes - NP (5)	-	49,388	1,296,378	963,959	290,099	2,599,824
Real Estate Credit Notes - CCI	-	-	4,553	7,949	4,561	17,063
Financial Bills - LF	-	531,524	629,272	138,634	-	1,299,430
Certificates of Real Estate Receivables - CRI	-	124,928	68,571	-	581,542	775,041
Total	2,001,497	1,208,090	9,394,745	10,342,056	24,383,754	47,330,142

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) In the quarter ended September 30, 2014, R$3,337 (2013 - R$86,361) and accumulated in the period the value to R$9,365 (2013 - R$422,694) result, net of tax in the Consolidated income from the sale of (NTN-C and NTN-F part) to the market (Note 24.e).

(3) Issued by mixed capital company.
(4) Includes R$715,800 (12/31/2013 - R$573,197) of hedge objects market risks (Note 6.b.V.a).
(5) In Dezember 31, 2013 includes R$204,096 of hedge objects cash flow (Note 6.b.V.b).

(6) In September 30, 2014, includes the amount of 1,435,913 of Treasury Notes NTN-F, with maturity in January 1, 2023 which are linked to the obligation assumed by Banco Santander to cover the reserves to amortize the Plan V of the Fundo Banespa de Seguridade Social (Banesprev).

(7) Includes R$624,358 of hedge objects cash flow (Note 6.b.V.b).
(8) These funds are classified as maturity because although they contain regulations on their maturity, they may be extended.

IV) Held-to-Maturity Securities

								Bank/Consolidated
								09/30/2014
								by Maturity
				Cost Amortized/Carrying Amount		Up to	From 3 to
Held-to-Maturity Securities (1)				09/30/2014	12/31/2013	3 Months	12 months	Total
Government Securities				200	379	134	66	200
National Treasury Notes - NTN I				200	379	134	66	200
Total				200	379	134	66	200
(1) The market value of held-to-maturity securities is R$200 (12/31/2013 - R$379).

In accordance with Bacen Circular Letter 3.068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation in a organized market and their estimated cash flows, discounted to present value using the applicable interest rate, which reflects market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

				Bank				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Income From Fixed-Income Securities	4,637,211	10,768,400	2,801,070	6,354,044	3,517,245	7,762,599	2,219,843	5,401,436
Income From Interbank Investments	2,647,114	6,118,537	2,240,616	6,432,291	1,892,288	4,004,446	1,521,242	4,355,448
Income From Variable-Income Securities	(142,636)	(157,457)	(24,131)	(59,013)	(141,661)	(170,313)	(44,022)	(88,250)
Financial Income Capitalization	-	-	-	-	49,154	141,135	45,476	126,152
Others (1)	44,440	116,562	71,229	199,871	53,783	177,468	66,647	231,966
Total	7,186,129	16,846,042	5,088,784	12,927,193	5,370,809	11,915,335	3,809,186	10,026,752
(1) Corresponds mainly to income from investment funds and participations.

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			09/30/2014			12/31/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		902,032	1,473,067		667,283	1,657,210
Asset	193,709,416	19,116,166	19,680,024	185,499,151	17,684,905	18,927,254
CDI (Interbank Deposit Rates)	47,209,089	9,007,075	9,461,318	48,684,752	15,667,136	16,430,599
Fixed Interest Rate - Real	26,214,959	9,581,144	9,732,993	42,757,154	-	-
Indexed to Price and Interest Rates	28,398,568	526,491	484,380	16,519,189	-	-
Foreign Currency	91,862,335	-	-	77,463,284	1,966,918	2,445,764
Others	24,465	1,456	1,333	74,772	50,851	50,891
Liabilities	192,807,384	(18,214,134)	(18,206,957)	184,831,868	(17,017,622)	(17,270,044)
CDI (Interbank Deposit Rates)	38,202,014	-	-	33,017,616	-	-
Fixed Interest Rate - Real	16,633,815	-	-	58,760,456	(16,003,302)	(16,101,682)
Indexed to Price and Interest Rates	27,872,077	-	-	17,533,509	(1,014,320)	(1,168,362)
Foreign Currency	110,076,469	(18,214,134)	(18,206,957)	75,496,366	-	-
Others	23,009	-	-	23,921	-	-
Options	238,569,834	1,886	4,762	232,507,300	(121,086)	(175,134)
Purchased Position	115,101,669	433,328	505,426	110,425,937	349,509	489,481
Call Option - US Dollar	3,423,786	221,666	297,676	3,815,905	108,122	178,192
Put Option - US Dollar	1,428,189	31,200	35,436	1,407,427	36,455	39,582
Call Option - Other	49,283,610	115,044	91,192	44,262,606	134,323	180,827
Interbank Market	48,913,306	88,644	66,755	43,304,479	88,525	149,768
Others (1)	370,304	26,400	24,437	958,127	45,798	31,059
Put Option - Other	60,966,084	65,418	81,122	60,939,999	70,609	90,880
Interbank Market	56,641,838	46,691	19,064	57,052,006	43,746	9,022
Others (1)	4,324,246	18,727	62,058	3,887,993	26,863	81,858
Sold Position	123,468,165	(431,442)	(500,664)	122,081,363	(470,595)	(664,615)
Call Option - US Dollar	3,893,985	(257,546)	(351,704)	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	1,959,812	(22,288)	(23,926)	772,847	(16,514)	(20,075)
Call Option - Other	50,403,551	(90,795)	(87,728)	62,950,930	(162,371)	(253,129)
Interbank Market	49,961,370	(63,743)	(47,681)	61,871,607	(106,328)	(214,387)
Others (1)	442,181	(27,052)	(40,047)	1,079,323	(56,043)	(38,742)
Put Option - Other	67,210,817	(60,813)	(37,306)	54,849,732	(87,654)	(77,140)
Interbank Market	63,280,572	(36,319)	(11,876)	51,288,888	(44,524)	(12,019)
Others (1)	3,930,245	(24,494)	(25,430)	3,560,844	(43,130)	(65,121)
Futures Contracts	305,191,488	-	-	123,265,840	-	-
Purchased Position	166,113,009	-	-	41,555,262	-	-
Exchange Coupon (DDI)	4,221,599	-	-	3,772,361	-	-
Interest Rates (DI1 and DIA)	158,205,617	-	-	29,075,039	-	-
Foreign Currency	2,970,711	-	-	8,167,914	-	-
Indexes (2)	250,004	-	-	523,612	-	-
Treasury Bonds/Notes	18,330	-	-	-	-	-
Average rate of Repo Operations (OC1)	446,748	-	-	-	-	-
Others	-	-	-	16,336	-	-
Sold Position	139,078,479	-	-	81,710,578	-	-
Exchange Coupon (DDI)	51,329,373	-	-	30,021,614	-	-
Interest Rates (DI1 and DIA)	20,060,355	-	-	10,028,771	-	-
Foreign Currency	14,258,347	-	-	18,179,682	-	-
Indexes (2)	-	-	-	20,401	-	-
Treasury Bonds/Notes	715,929	-	-	-	-	-
Average rate of Repo Operations (OC1)	52,714,475	-	-	23,460,110	-	-

					Bank
			09/30/2014			12/31/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	29,755,488	104,103	347,297	26,300,236	599,647	196,915
Purchased Commitment	13,064,651	179,718	151,981	14,192,258	(244,380)	(92,406)
Currencies	12,667,829	179,718	151,981	13,141,556	(244,380)	(92,406)
Others	396,822	-	-	1,050,702	-	-
Sell Commitment	16,690,837	(75,615)	195,316	12,107,978	844,027	289,321
Currencies	13,982,544	(75,615)	195,316	11,709,276	844,027	289,321
Others	2,708,293	-	-	398,702	-	-

						Consolidated
			09/30/2014			12/31/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		605,662	1,238,635		728,003	1,692,915
Asset	193,874,173	18,915,759	19,520,956	183,923,077	22,602,542	23,846,183
CDI (Interbank Deposit Rates)	47,219,789	9,017,775	9,488,983	53,873,861	21,531,580	22,301,171
Fixed Interest Rate - Real	25,067,902	9,370,037	9,546,260	36,728,178	-	-
Indexed to Price and Interest Rates	28,398,568	526,491	484,380	16,519,189	-	-
Foreign Currency	93,163,449	-	-	76,750,555	1,043,589	1,497,546
Others	24,465	1,456	1,333	51,294	27,373	47,466
Liabilities	193,268,511	(18,310,097)	(18,282,321)	183,195,074	(21,874,539)	(22,153,268)
CDI (Interbank Deposit Rates)	38,202,014	-	-	32,342,281	-	-
Fixed Interest Rate - Real	15,697,865	-	-	57,588,397	(20,860,219)	(20,984,906)
Indexed to Price and Interest Rates	27,872,077	-	-	17,533,509	(1,014,320)	(1,168,362)
Foreign Currency	111,473,546	(18,310,097)	(18,282,321)	75,706,966	-	-
Others	23,009	-	-	23,921	-	-
Options	242,723,599	3,656	51,979	234,782,478	(84,844)	(189,857)
Purchased Position	117,179,592	487,364	595,788	111,750,290	431,770	500,886
Call Option - US Dollar	3,423,786	221,666	297,676	3,815,905	108,122	178,192
Put Option - US Dollar	1,428,189	31,200	35,436	1,407,427	36,455	39,582
Call Option - Other	50,079,361	135,033	114,126	45,136,315	202,542	211,330
Interbank Market	48,913,306	88,644	66,755	43,304,479	88,525	149,768
Others (1)	1,166,055	46,389	47,371	1,831,836	114,017	61,562
Put Option - Other	62,248,256	99,465	148,550	61,390,643	84,651	71,782
Interbank Market	56,641,838	46,691	19,064	57,052,006	43,746	9,022
Others (1)	5,606,418	52,774	129,486	4,338,637	40,905	62,760
Sold Position	125,544,007	(483,708)	(543,809)	123,032,188	(516,614)	(690,743)
Call Option - US Dollar	3,893,985	(257,546)	(351,704)	3,507,854	(204,056)	(314,271)
Put Option - US Dollar	1,959,812	(22,288)	(23,926)	772,847	(16,514)	(20,075)
Call Option - Other	51,321,798	(111,617)	(97,237)	63,515,372	(180,324)	(267,640)
Interbank Market	49,961,370	(63,743)	(47,681)	61,871,607	(106,328)	(214,387)
Others (1)	1,360,428	(47,874)	(49,556)	1,643,765	(73,996)	(53,253)
Put Option - Other	68,368,412	(92,257)	(70,942)	55,236,115	(115,720)	(88,757)
Interbank Market	63,280,572	(36,319)	(11,876)	51,288,888	(44,524)	(12,019)
Others (1)	5,087,840	(55,938)	(59,066)	3,947,227	(71,196)	(76,738)
Futures Contracts	306,076,060	-	-	123,646,819	-	-
Purchased Position	166,303,092	-	-	41,654,829	-	-
Exchange Coupon (DDI)	4,221,599	-	-	3,772,361	-	-
Interest Rates (DI1 and DIA)	158,292,572	-	-	29,099,344	-	-
Foreign Currency	2,970,711	-	-	8,167,914	-	-
Indexes (2)	353,132	-	-	598,874	-	-
Treasury Bonds/Notes	18,330	-	-	-	-	-
Average rate of Repo Operations (OC1)	446,748	-	-	-	-	-
Others	-	-	-	16,336	-	-

					Consolidated
			09/30/2014			12/31/2013
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	139,772,968	-	-	81,991,990	-	-
Exchange Coupon (DDI)	51,329,373	-	-	30,021,614	-	-
Interest Rates (DI1 and DIA)	20,523,550	-	-	10,266,576	-	-
Foreign Currency	14,258,347	-	-	18,179,682	-	-
Indexes (2)	231,294	-	-	64,008	-	-
Treasury Bonds/Notes	715,929	-	-	-	-	-
Average rate of Repo Operations (OC1)	52,714,475	-	-	23,460,110	-	-
Forward Contracts and Others	29,763,071	103,607	346,801	26,308,836	601,728	199,019
Purchased Commitment	13,070,063	179,718	151,981	14,198,260	(245,186)	(93,212)
Currencies	12,673,241	179,718	151,981	13,147,558	(245,186)	(93,212)
Others	396,822	-	-	1,050,702	-	-
Sell Commitment	16,693,008	(76,111)	194,820	12,110,576	846,914	292,231
Currencies	13,984,710	(76,273)	194,658	11,711,716	844,027	289,321
Others	2,708,298	162	162	398,860	2,887	2,910
(1) Includes share options, indexes and commodities.
(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					09/30/2014	12/31/2013
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		37,999,253	92,953,521	62,756,642	193,709,416	185,499,151
Options		3,395,826	820,955	234,353,053	238,569,834	232,507,300
Futures Contracts		-	-	305,191,488	305,191,488	123,265,840
Forward Contracts and Others		14,619,542	10,087,071	5,048,875	29,755,488	26,300,236

						Consolidated
						Notional
					09/30/2014	12/31/2013
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		37,999,253	93,107,578	62,767,342	193,874,173	183,923,077
Options		3,395,826	548,913	238,778,860	242,723,599	234,782,478
Futures Contracts		-	-	306,076,060	306,076,060	123,646,819
Forward Contracts and Others		14,621,708	10,092,483	5,048,880	29,763,071	26,308,836
(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					09/30/2014	12/31/2013
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		28,510,723	66,723,558	98,475,135	193,709,416	185,499,151
Options		21,012,248	211,673,320	5,884,266	238,569,834	232,507,300
Futures Contracts		146,274,052	120,829,574	38,087,862	305,191,488	123,265,840
Forward Contracts and Others		8,170,965	9,589,163	11,995,360	29,755,488	26,300,236

				Consolidated
					Notional
				09/30/2014	12/31/2013
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	28,482,097	67,552,178	97,839,898	193,874,173	183,923,077
Options	24,438,512	212,483,914	5,801,173	242,723,599	234,782,478
Futures Contracts	146,605,655	121,338,489	38,131,916	306,076,060	123,646,819
Forward Contracts and Others	8,171,863	9,590,073	12,001,135	29,763,071	26,308,836

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				09/30/2014	12/31/2013
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	55,834,754	53,847,605	84,027,057	193,709,416	185,499,151
Options	227,403,345	10,766,489	400,000	238,569,834	232,507,300
Futures Contracts	305,191,488	-	-	305,191,488	123,265,840
Forward Contracts and Others	-	19,998,338	9,757,150	29,755,488	26,300,236

				Consolidated
					Notional
				09/30/2014	12/31/2013
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	55,834,754	52,711,249	85,328,170	193,874,173	183,923,077
Options	231,557,110	10,766,489	400,000	242,723,599	234,782,478
Futures Contracts	306,076,060	-	-	306,076,060	123,646,819
Forward Contracts and Others	-	20,005,921	9,757,150	29,763,071	26,308,836
(1) Includes amount traded with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			09/30/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(21,769)	(85,392)	(107,161)	25,104	(76,450)	(51,346)
Asset	2,736,826	17,799	2,754,625	2,035,733	(652,227)	1,383,506
CDI (Interbank Deposit Rates) (1) (2) (6)	1,565,500	59	1,565,559	1,206,647	(685,468)	521,179
Fixed Interest Rate - Real (2)	497,730	1,451	499,181	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	327,419	12,620	340,039	498,575	28,638	527,213
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	321,585	3,144	324,729	330,511	4,603	335,114
Indexed to Foreign Currency - Fixed Interest - YEN (5)	24,592	525	25,117	-	-	-
Liabilities	(2,758,595)	(103,191)	(2,861,786)	(2,010,629)	575,777	(1,434,852)
Indexed to Foreign Currency - US Dollar (1)	(759,860)	(40,600)	(800,460)	(756,399)	(76,113)	(832,512)
Indexed to Foreign Currency - Fixed Interest (2)	(1,192,062)	(40,755)	(1,232,817)	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest
- US Dollar (3)	(22,919)	(765)	(23,684)	(26,824)	(1,651)	(28,475)
CDI (Interbank Deposit Rates) (4)	(27,417)	(1,081)	(28,498)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (5)	(345,988)	(3,595)	(349,583)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (6)	(410,349)	(16,395)	(426,744)	(247,971)	(2,304)	(250,275)
Hedge Object
Asset	1,905,757	111,139	2,016,896	1,698,183	92,664	1,790,847
Lending Operation	1,234,904	66,192	1,301,096	1,163,617	54,033	1,217,650
Indexed to Foreign Currency - US Dollar	660,918	50,135	711,053	647,727	69,780	717,507
Indexed to Foreign Currency - Fixed Interest
- US Dollar	22,963	194	23,157	26,840	373	27,213
Indexed Indices of Prices and Interest	299,596	25,644	325,240	104,851	2,104	106,955
CDI (Interbank Deposit Rates)	27,417	(1,121)	26,296	155,127	(6,948)	148,179
Fixed Interest Rate - Real	224,010	(8,660)	215,350	229,072	(11,276)	217,796
Securities	670,853	44,947	715,800	534,566	38,631	573,197
Available-for-Sale Securities - Debentures	670,853	44,947	715,800	534,566	38,631	573,197
Liabilities	(348,203)	(3,253)	(351,456)	(332,147)	(2,963)	(335,110)
Securities Issued Abroad	(348,203)	(3,253)	(351,456)	(332,147)	(2,963)	(335,110)
Eurobonds	(348,203)	(3,253)	(351,456)	(332,147)	(2,963)	(335,110)

						Consolidated
			09/30/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(48,833)	(87,482)	(136,315)	38,532	(68,228)	(29,696)
Asset	3,010,439	53,327	3,063,766	2,514,466	(562,968)	1,951,498
CDI (Interbank Deposit Rates) (1) (2) (6)	1,565,500	59	1,565,559	1,206,647	(685,468)	521,179
Fixed Interest Rate - Real (2)	497,730	1,451	499,181	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (2) (3) (4) (6)	327,419	12,620	340,039	498,575	28,638	527,213
Indexed to Foreign Currency - Fixed Interest - Swiss Franc (5)	321,585	3,144	324,729	330,511	4,603	335,114
Indexed to Foreign Currency - Euro (1)	273,613	35,528	309,141	478,733	89,259	567,992
Indexed to Foreign Currency - Fixed Interest - YEN (5)	24,592	525	25,117	-	-	-
Liabilities	(3,059,272)	(140,809)	(3,200,081)	(2,475,934)	494,740	(1,981,194)
Indexed to Foreign Currency - US Dollar (1)	(1,060,537)	(78,218)	(1,138,755)	(1,221,704)	(157,150)	(1,378,854)
Indexed to Foreign Currency - Fixed Interest (2)	(1,192,062)	(40,755)	(1,232,817)	(538,292)	668,433	130,141
Indexed to Foreign Currency - Fixed Interest
- US Dollar (3)	(22,919)	(765)	(23,684)	(26,824)	(1,651)	(28,475)
CDI (Interbank Deposit Rates) (4)	(27,417)	(1,081)	(28,498)	(136,522)	(6,783)	(143,305)
Indexed to Foreign Currency - Libor - US Dollar (5)	(345,988)	(3,595)	(349,583)	(304,621)	(5,805)	(310,426)
Fixed Interest Rate - Real (6)	(410,349)	(16,395)	(426,744)	(247,971)	(2,304)	(250,275)
Hedge Object
Asset	2,206,434	112,372	2,318,806	2,152,208	85,503	2,237,711
Lending Operation	1,535,581	67,425	1,603,006	1,617,642	46,872	1,664,514
Indexed to Foreign Currency - US Dollar	961,595	51,368	1,012,963	1,101,752	62,619	1,164,371
Indexed to Foreign Currency - Fixed Interest
- US Dollar	22,963	194	23,157	26,840	373	27,213
Indexed Indices of Prices and Interest	299,596	25,644	325,240	104,851	2,104	106,955
CDI (Interbank Deposit Rates)	27,417	(1,121)	26,296	155,127	(6,948)	148,179
Fixed Interest Rate - Real	224,010	(8,660)	215,350	229,072	(11,276)	217,796
Securities	670,853	44,947	715,800	534,566	38,631	573,197
Available-for-Sale Securities - Debentures	670,853	44,947	715,800	534,566	38,631	573,197
Liabilities	(348,203)	(3,253)	(351,456)	(332,147)	(2,963)	(335,110)
Securities Issued Abroad	(348,203)	(3,253)	(351,456)	(332,147)	(2,963)	(335,110)
Eurobonds	(348,203)	(3,253)	(351,456)	(332,147)	(2,963)	(335,110)

(1) Instruments whose hedge object are loan operations indexed in foreign currency - dollar with market value R$711,053 (12/31/2013 - R$717,507) in the Bank and R$1,012,963 (12/31/2013 - R$1,164,371) in the Consolidated and bonds and securities represented by debentures with fair value R$98,434 (12/31/2013 - R$114,891) in the Bank and Consolidated.

(2) Instruments whose hedge objects are indexed loans in price indices and interest amounting R$325,240 (12/31/2013 - R$106,955) and securities represented by debentures with a market value R$617,366 (12/31/2013 - R$458,306) in the Bank and Consolidated.

(3) Instruments whose hedge object are loan operations indexed in foreign currency fixed interest - US dollar with market value R$23,157 (12/31/2013 - R$27,213) in the Bank and Consolidated.
(4) Instruments whose hedge object are loan operations indexed in CDI with fair value R$26,296 (12/31/2013 - R$148,179) in the Bank and Consolidated.
(5) Instruments whose hedge objects are obligations for securities abroad - eurobonds with fair value R$351,456 (12/31/2013 - R$335,110) in the Bank and Consolidated.
(6) Instruments whose hedge objects are lending operations indexed pre fixed interest - Real with a market value of R$215,350 (12/31/2013 - R$217,796) in the Bank and Consolidated.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			09/30/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(328,723)	(100,051)	(428,774)	(178,261)	(110,155)	(288,416)
Asset	3,311,422	255,926	3,567,348	2,653,360	34,937	2,688,297
Indexed to Foreign Currency - Swiss Franc (1)	969,481	208,269	1,177,750	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)	94,213	6,226	100,439	97,135	6,867	104,002
Indexed to Foreign Currency - Iuan (3)	60,142	113	60,255	58,043	1,131	59,174
Indexed to Interest Rate - Real (4)	1,253,333	(38,390)	1,214,943	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dolar (5)	934,253	79,708	1,013,961	236,560	28,717	265,277
Liabilities	(3,640,145)	(355,977)	(3,996,122)	(2,831,621)	(145,092)	(2,976,713)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,752,875)	(256,640)	(3,009,515)	(2,627,525)	(112,112)	(2,739,637)
CDI (Interbank Deposit Rates) (5)	-	-	-	(204,096)	(32,980)	(237,076)
Fixed Interest Rate - Real (5)	(259,420)	(239)	(259,659)	-	-	-
Indexed to Foreign Currency - Pre Euro (5)	(627,850)	(99,098)	(726,948)	-	-	-

						Consolidated
			09/30/2014			12/31/2013
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(359,507)	(102,594)	(462,101)	(166,190)	(110,280)	(276,470)
Asset	4,254,343	307,677	4,562,020	2,863,318	50,346	2,913,664
Indexed to Foreign Currency - Swiss Franc (1)	969,481	208,269	1,177,750	983,011	40,109	1,023,120
Indexed to Foreign Currency - Chile (2)	94,213	6,226	100,439	97,135	6,867	104,002
Indexed to Foreign Currency - Iuan (3)	60,142	113	60,255	58,043	1,131	59,174
Indexed to Interest Rate - Real (4)	1,253,333	(38,390)	1,214,943	1,278,611	(41,887)	1,236,724
Indexed to Foreign Currency - Pre Dolar (5) (6)	1,008,766	82,997	1,091,763	236,560	28,717	265,277
Indexed to Foreign Currency - Pre Euro (6)	868,408	48,462	916,870	209,958	15,409	225,367
Liabilities	(4,613,850)	(410,271)	(5,024,121)	(3,029,508)	(160,626)	(3,190,134)
Indexed to Foreign Currency - Pre Dolar (1) (2) (3) (4)	(2,752,875)	(256,640)	(3,009,515)	(2,627,525)	(112,112)	(2,739,637)
CDI (Interbank Deposit Rates) (5)	-	-	-	(204,096)	(32,980)	(237,076)
Indexed to Interest Rate - Real (5)	(259,420)	(239)	(259,659)	-	-	-
Indexed to Foreign Currency - Pre Euro (5)	(627,850)	(99,098)	(726,948)	-	-	-
Indexed to Foreign Currency - Dolar (6)	(454,270)	(43,075)	(497,345)	(161,618)	(12,206)	(173,824)
Indexed to Foreign Currency - Real (6)	(519,435)	(11,219)	(530,654)	(36,269)	(3,328)	(39,597)

						Bank/Consolidated
					09/30/2014	12/31/2013
					Notional	Notional
Hedge Instruments
Future Contracts					34,755,047	13,115,676
Foreign Currency - Dollar (7)					13,017,876	13,115,676
Interest Rates DI1 (8)					21,737,171	-

		Bank		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Hedge Object - Cost
Asset	13,822,902	13,111,013	14,722,254	13,308,608
Lending Operations
Import and Export Credit and Financing	12,938,880	12,906,917	12,938,880	12,906,917
Lending Operations	259,664	-	1,159,016	197,595
Available-for-Sale Securities
Promissory Notes - NP	-	204,096	-	204,096
Brazilian Foreign Debt Bonds	624,358	-	624,358	-
Liabilities	(24,973,243)	(2,423,571)	(24,973,243)	(2,423,571)
Eurobonds	(2,377,199)	(2,423,571)	(2,377,199)	(2,423,571)
Bank Deposits Certificates - CDB	(22,596,044)	-	(22,596,044)	-

(1) Operations maturing December 1, 2014, March 4, 2015 and April 12, 2016 (12/31/2013 - operations due December 1, 2014, March 4, 2015 and April 12, 2016), whose object of "hedging" transactions are eurobonds.

(2) Operation due April 13, 2016 (12/31/2013 - operation due April 13, 2016), whose object of "hedge" is an operation of eurobonds.

(3) Operation due December 24, 2014 (12/31/2013 - operation due December 24, 2014), whose object of "hedge" is an operation of eurobonds.

(4) Operation due March 18, 2016 (12/31/2013 - operations due March 18, 2016), whose object of "hedge" is an operation of eurobonds.

(5) Operation due October 22, 2014 and April 1, 2021 (12/31/2013 - operation due April 10, 2018) which hedge objects its securities operation represented by promissory notes title Brazilian External Debt Bonds and a credit operation.

(6) Operations maturing between May, 2015 and June, 2021 (12/31/2013 -operations due July 15, 2015 and April 3, 2018), whose objects "hedge"contracts are loans from lending institutions.

(7) Operation maturing November 3, 2014 (12/31/2013 - operation maturing January 31, 2014) and the updated value of the instruments of R$12,937,388 (12/31/2013 - R$12,904,246 ), whose object of "hedge" are the loans - loan agreements and credit export and import.

(8) Operation maturing January 4, 2016 and the updated value of the instruments of R$21,907,013, whose object of "hedge" are Bank Deposits Certificates - CDB.

In the Bank and Consolidated, the effect of marking to market the swaps and future contracts amounts a credit of R$35,012 (12/31/2013 - debit of R$168,050), and is recorded in stockholders' equity, net of tax effects.

The effectiveness of these operations were in accordance with the Bacen rule 3,082/2002 and no ineffective portions were found in the period to be accounted for.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Financial Treasury Bill - LFT	-	202,034	582,690	763,911
National Treasury Bill - LTN	3,532,591	2,492,437	3,564,290	2,521,736
National Treasury Notes - NTN	1,959,740	3,017,363	1,959,740	3,017,363
Total	5,492,331	5,711,834	6,106,720	6,303,010

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Assets
Swap Differentials Receivable (1)	4,827,782	5,557,061	4,870,202	5,606,359
Option Premiums to Exercise	505,426	489,481	595,788	500,886
Forward Contracts and Others	1,098,178	1,151,175	1,098,341	1,154,084
Total	6,431,386	7,197,717	6,564,331	7,261,329
Liabilities
Swap Differentials Payable (1)	3,890,650	4,239,613	4,229,983	4,219,610
Option Premiums Launched	500,664	664,615	543,809	690,743
Forward Contracts and Others	750,881	954,260	751,540	955,065
Total	5,142,195	5,858,488	5,525,332	5,865,418
(1) Includes swap options and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III, disclosed on March 1, 2013; and in October, 2013 was the publication of new rules and revise launched in March 2013. The Implementation of the new rules follow a schedule in phase; thus allowing the application of the rules gradually. The new rules have been applied in October 2013. Among the new requirements that are already in place, there is the change in parameters for calculating the risk relating to exposures in foreign currency, gold and assets subject to exchange rate changes, as described in the Bacen 3,641/2013; meeting the requirements established in Resolution 4,193/2013 and the amendments introduced by Resolution 4,281/2013.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure, according to the best market practices and the transaction classification and capital management criteria of the Basileia New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as of September 30, 2014.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - real	Exposures subject to Changes in Interest Fixed Rate	(1,048)	(66,209)	(132,419)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interes Rate	(4,248)	(78,111)	(156,222)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(1,442)	(13,682)	(27,364)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(42)	(815)	(1,631)
Foreign Currency	Exposures subject to Foreign Exchange	(745)	(18,629)	(37,257)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(700)	(4,360)	(8,719)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(6,921)	(87,915)	(175,831)
Shares and Indexes	Exposures subject to Change in Shares Price	(3,432)	(85,812)	(171,624)
Others	Exposures not Meeting the Previous Settings	(2,051)	(16)	(33)
Total (1)		(20,629)	(355,549)	(711,100)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - real	Exposures subject to Changes in Interest Fixed Rate	(5,113)	(15,323)	(17,652)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(9,814)	(255,290)	(427,367)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(2,574)	(34,810)	(60,644)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(7,239)	(114,050)	(208,332)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,102)	(3,050)	(6,030)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(10,160)	(10,166)	(18,879)
Foreign Currency	Exposures subject to Foreign Exchange	(382)	(9,556)	(19,112)
Total (1)		(36,384)	(442,245)	(758,016)
(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Lending Operations	166,207,767	160,832,895	201,689,646	195,015,027
Loans and Discounted Receivables	92,187,317	95,101,354	93,963,468	95,414,782
Financing	38,409,642	35,404,225	72,115,370	69,272,928
Rural, Agricultural and Industrial Financing	5,837,500	5,031,754	5,837,500	5,031,754
Real Estate Financing	29,693,668	25,198,820	29,693,668	25,198,820
Securities Financing	69,351	72,115	69,351	72,116
Lending Operations Related to Assignment	10,289	24,627	10,289	24,627
Leasing Operations	366	6,187	3,460,805	4,143,370
Advances on Foreign Exchange Contracts (1) (Note 9)	4,192,218	3,487,938	4,192,218	3,487,938
Other Receivables (2)	23,107,367	22,829,930	25,240,500	24,835,982
Total	193,507,718	187,156,950	234,583,169	227,482,317
Current	81,913,229	79,056,587	105,898,208	100,803,010
Long-term	111,594,489	108,100,363	128,684,961	126,679,307
(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

Bank and Consolidated, during the period January-September 2014, operations were carried out credit assignment without recourse in the amount of R$2,596 (2013 - R$31,518) and were recorded substantially in loans and discounted securities. These operations were classified as H risk level and the result recorded as revenue was in the and accumulated in the period the value to R$1,350 (2013 - R$31,198), including reversion of the provision for loan and lease losses.

(ii) With Substantial Retention of Risks and Benefits

On March 2013, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$47,485. On September 30, 2014, the present value of the divested operations is R$10,289 (12/31/2013 - R$24,627) (Note 26.e).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On September 30, 2014, the present value of the divested operations is R$282,854 (12/31/2013 - R$356,109).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Overdue	6,689,915	7,456,810	7,402,429	8,054,405
Due to:
Up to 3 Months	36,165,353	30,805,768	44,294,934	38,019,122
From 3 to 12 Months	45,747,876	48,250,819	61,603,274	62,783,888
Over 12 Months	104,904,574	100,643,553	121,282,532	118,624,902
Total	193,507,718	187,156,950	234,583,169	227,482,317

c) Lease Portfolio Operations

		Bank		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Gross Investment in Leasing Operations	387	6,615	4,087,009	4,888,958
Lease Receivables	174	2,830	2,537,161	2,988,760
Unrealized Residual Values (1)	213	3,785	1,549,848	1,900,198
Unearned Income on Lease	(113)	(2,552)	(2,488,742)	(2,913,695)
Offsetting Residual Values	(213)	(3,785)	(1,549,848)	(1,900,198)
Leased Assets	88,270	130,235	9,332,241	11,487,698
Accumulated Depreciation	(88,270)	(130,235)	(5,169,948)	(6,599,084)
Excess Depreciation	40,462	77,897	2,562,750	3,501,554
Losses on Unamortized Lease	-	-	191,488	186,660
Advances for Guaranteed Residual Value	(40,157)	(71,988)	(3,508,300)	(4,514,077)
Other Assets	-	-	4,155	5,554
Total of Lease Portfolio at Present Value	366	6,187	3,460,805	4,143,370
(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$21 (12/31/2013 - R$428) in the Bank and R$626,204 (12/31/2013 - R$745,588) in the Consolidated.

On September 30, 2014 and December 31, 2013, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Overdue	237	1,373	29,453	91,257
Due to:
Up to 1 Year	122	5,183	1,950,650	2,333,958
From 1 to 5 Years	28	59	2,099,966	2,452,894
Over 5 Years	-	-	6,940	10,849
Total	387	6,615	4,087,009	4,888,958

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Overdue	232	1,189	47,326	63,451
Due to:
Up to 1 Year	112	4,959	1,803,278	2,201,831
From 1 to 5 Years	22	39	1,605,404	1,871,188
Over 5 Years	-	-	4,797	6,900
Total	366	6,187	3,460,805	4,143,370

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				09/30/2014	12/31/2013	09/30/2014	12/31/2013
Private Sector				193,394,518	187,039,801	234,466,746	227,359,796
Industry				46,774,154	34,657,311	48,720,137	35,115,863
Commercial				21,030,520	21,738,207	24,318,903	25,864,260
Financial Institutions				144,079	197,173	146,176	199,784
Services and Other (1)				46,030,274	52,659,427	49,479,657	55,738,216
Individuals				73,577,992	72,755,901	105,964,374	105,409,890
Credit Cards				16,853,681	17,220,696	16,853,681	17,220,696
Mortgage Loans				19,457,016	15,702,015	19,457,016	15,702,015
Payroll Loans				11,874,331	13,718,526	11,874,331	13,718,526
Financing and Vehicles Lease				3,209,441	3,199,709	33,363,226	33,732,181
Others (2)				22,183,523	22,914,955	24,416,120	25,036,472
Agricultural				5,837,499	5,031,782	5,837,499	5,031,783
Public Sector				113,200	117,149	116,423	122,521
Federal				12	24	12	24
State				100,086	112,987	101,086	114,311
Municipal				13,102	4,138	15,325	8,186
Total				193,507,718	187,156,950	234,583,169	227,482,317
(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.
(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							09/30/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	76,797,398	-	76,797,398	-	-	-
A	0.5%	68,344,413	-	68,344,413	341,722	250,820	592,542
B	1%	13,838,598	1,127,127	14,965,725	149,657	266,741	416,398
C	3%	7,743,454	1,799,885	9,543,339	286,300	285,466	571,766
D	10%	6,375,810	1,883,489	8,259,299	825,930	-	825,930
E	30%	2,185,421	1,630,361	3,815,782	1,144,735	-	1,144,735
F	50%	1,459,261	1,121,820	2,581,081	1,290,541	-	1,290,541
G	70%	747,358	1,004,162	1,751,520	1,226,064	-	1,226,064
H	100%	2,127,829	5,255,140	7,382,969	7,382,969	-	7,382,969
Total		179,619,542	13,821,984	193,441,526	12,647,918	803,027	13,450,945

							Bank
							12/31/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	56,858,023	-	56,858,023	-	-	-
A	0.5%	80,930,637	-	80,930,637	404,653	306,702	711,355
B	1%	14,474,770	1,582,868	16,057,638	160,576	287,053	447,629
C	3%	9,037,006	3,179,327	12,216,333	366,490	188,585	555,075
D	10%	3,719,299	1,840,663	5,559,962	555,996	-	555,996
E	30%	1,198,021	1,174,647	2,372,668	711,800	-	711,800
F	50%	2,207,466	1,452,961	3,660,427	1,830,214	-	1,830,214
G	70%	740,985	872,651	1,613,636	1,129,545	-	1,129,545
H	100%	2,543,201	5,344,425	7,887,626	7,887,626	-	7,887,626
Total		171,709,408	15,447,542	187,156,950	13,046,900	782,340	13,829,240

							Consolidated
							09/30/2014
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	89,614,565	-	89,614,565	-	-	-
A	0.5%	88,905,406	-	88,905,406	444,527	256,329	700,856
B	1%	16,420,981	2,397,602	18,818,583	188,186	266,741	454,927
C	3%	8,573,637	3,037,823	11,611,460	348,344	285,466	633,810
D	10%	6,459,813	2,302,055	8,761,868	876,187	-	876,187
E	30%	2,201,297	1,829,845	4,031,142	1,209,342	-	1,209,342
F	50%	1,466,972	1,281,197	2,748,169	1,374,085	-	1,374,085
G	70%	755,490	1,144,612	1,900,102	1,330,071	-	1,330,071
H	100%	2,149,984	5,974,465	8,124,449	8,124,449	-	8,124,449
Total		216,548,145	17,967,599	234,515,744	13,895,191	808,536	14,703,727

							Consolidated
							12/31/2013
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total	Required	Additional (2)	Total
AA	-	58,619,547	-	58,619,547	-	-	-
A	0.5%	111,269,636	-	111,269,636	556,348	332,701	889,049
B	1%	17,550,615	2,938,830	20,489,445	204,894	287,053	491,947
C	3%	9,864,660	4,521,914	14,386,574	431,597	188,586	620,183
D	10%	3,743,273	2,297,842	6,041,115	604,112	-	604,112
E	30%	1,219,632	1,403,462	2,623,094	786,928	-	786,928
F	50%	2,214,754	1,629,723	3,844,477	1,922,239	-	1,922,239
G	70%	743,335	1,002,274	1,745,609	1,221,926	-	1,221,926
H	100%	2,574,223	5,888,597	8,462,820	8,462,820	-	8,462,820
Total		207,799,675	19,682,642	227,482,317	14,190,864	808,340	14,999,204
(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio and the current regulatory requirements.

(3) On September 30, 2014, the total loan portfolio includes the amount of R$66,192 in the Bank and R$67,425 Consolidated, related to the adjustment to fair value of loans that are hedged, registered under the article 5 Circular Letter 3,624 of Bacen of 26 December, 2013 and which are not contemplated in footnote levels of risk (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				09/30/2014	09/30/2013	09/30/2014	09/30/2013
Balance at Beginning				13,829,240	13,299,770	14,999,204	14,588,745
Allowances Recognized				8,095,251	9,749,158	9,113,706	10,900,439
Write-offs				(8,473,546)	(9,397,319)	(9,409,183)	(10,499,065)
Balance at End (1)				13,450,945	13,651,609	14,703,727	14,990,119
Current				2,699,852	2,612,227	3,222,619	3,144,986
Long-term				10,751,093	11,039,382	11,481,108	11,845,133
Recoveries Credits (2)				1,734,250	1,509,540	1,850,546	1,628,787
(1) Includes R$193 (09/30/2013 - R$1,968) in the Bank and R$96,725 (09/30/2013 - R$153,809 in the Consolidated provision recorded for the leasing portfolio.

(2) It is recorded as financial income in the items: lending operations and leasing operations. In the period ended September 30, 2014, includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$152,942 (2013 - R$31,198) Bank and R$152,942 (2013 - R$31,585) Consolidated.

g) Renegotiated Credits

							Bank/Consolidated
						09/30/2014	12/31/2013
Renegotiated Credits						14,390,766	14,015,130
Allowance for Loan Losses						(6,925,737)	(7,050,081)
Percentage of Coverage on Renegotiated Credits						48.1%	50.3%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)		09/30/2014		12/31/2013
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	8,041,830	2.6%	8,596,046	2.9%
10 Biggest	33,448,928	10.9%	33,179,181	11.0%
20 Biggest	46,855,160	15.2%	46,717,909	15.5%
50 Biggest	71,707,192	23.3%	68,040,877	22.6%
100 Biggest	90,476,668	29.4%	85,299,535	28.3%
(1) Includes portions of loans to release the business plan.
(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.
(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			09/30/2014	12/31/2013
Assets
Rights to Foreign Exchange Sold			16,795,740	29,991,186
Exchange Purchased Pending Settlement			20,933,075	17,041,069
Advances in Local Currency			(583,951)	(106,151)
Income Receivable from Advances and Importing Financing (Note 8.a)			53,551	75,848
Currency and Documents Term Foreign Currency			869	7,634
Total			37,199,284	47,009,586
Current			36,789,440	46,418,065
Long-term			409,844	591,521
Liabilities
Exchange Sold Pending Settlement			17,441,858	30,287,728
Foreign Exchange Purchased			20,013,972	16,633,440
Advances on Foreign Exchange Contracts (Note 8.a)			(4,192,218)	(3,487,938)
Others			67	395
Total			33,263,679	43,433,625
Current			32,895,307	42,926,601
Long-term			368,372	507,024
Memorandum Accounts
Open Import Credits			958,589	785,111
Confirmed Export Credits			1,890,205	614,142

10. Trading Account

		Bank		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Assets
Financial Assets and Pending Settlement Transactions	458,237	202,360	459,871	210,934
Clearinghouse Transactions	3,434	3,597	30,042	23,517
Debtors Pending Settlement	39,246	11,353	270,208	72,536
Stock Exchanges - Guarantee Deposits	495,935	1,121,272	495,935	1,121,272
Others (1)	240,302	186,467	240,302	186,466
Total	1,237,154	1,525,049	1,496,358	1,614,725
Current	1,213,591	1,521,451	1,472,795	1,611,127
Long-term	23,563	3,598	23,563	3,598
Liabilities
Financial Assets and Pending Settlement Transactions	225,354	498,925	240,125	481,390
Creditors Pending Settlement	124	3,067	261,689	93,857
Creditors for Loan of Shares	73,342	202,063	306,040	437,991
Clearinghouse Transactions	-	-	1,307	793
Records and Settlement	2,587	1,857	3,769	2,091
Acquisition and Subscription of Securities Arising Release	-	-	1,274	1,274
Others	-	-	284	345
Total	301,407	705,912	814,488	1,017,741
Current	245,373	659,005	758,454	969,560
Long-term	56,034	46,907	56,034	48,181
(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

					Bank
		12/31/2013	Recognition	Realization	09/30/2014
Allowance for Loan Losses		6,160,494	2,555,852	(1,926,946)	6,789,400
Reserve for Legal and Administrative Proceedings - Civil		602,058	282,947	(185,429)	699,576
Reserve for Tax Risks and Legal Obligations		3,437,730	653,215	(15,520)	4,075,425
Reserve for Legal and Administrative Proceedings - Labor		727,280	323,602	(281,270)	769,612
Amortized Goodwill		-	720	-	720
Adjustment to Fair Value of Trading Securities and Derivatives (1)		998,804	538,638	-	1,537,442
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		541,062	-	(214,971)	326,091
Accrual for Pension Plan (2)		959,033	-	(25,119)	933,914
Profit Sharing, Bonuses and Personnel Gratuities		256,870	305,611	(220,011)	342,470
Other Temporary Provisions (3)		2,366,392	-	(489,752)	1,876,640
Total Tax Credits on Temporary Differences		16,049,723	4,660,585	(3,359,018)	17,351,290
Tax Loss Carryforwards		806,790	-	(262,560)	544,230
Social Contribution Tax - Executive Act 2,158/2001		683,581	-	(41,650)	641,931
Total Tax Credits		17,540,094	4,660,585	(3,663,228)	18,537,451
Unrecorded Tax Credits		(158,654)	-	23,681	(134,973)
Balance of Recorded Tax Credits		17,381,440	4,660,585	(3,639,547)	18,402,478
Current		4,711,337			4,560,163
Long-term		12,670,103			13,842,315

					Consolidated
		Acquisition/
	12/31/2013	Merger (4)	Recognition	Realization	09/30/2014
Allowance for Loan Losses	7,022,251	6,504	2,990,685	(2,227,193)	7,792,247
Reserve for Legal and Administrative Proceedings - Civil	663,882	165	292,778	(190,764)	766,061
Reserve for Tax Risks and Legal Obligations	4,091,034	-	764,184	(69,367)	4,785,851
Reserve for Legal and Administrative Proceedings - Labor	754,242	318	329,364	(286,860)	797,064
Amortized Goodwill	7,455	-	720	(7,455)	720
Adjustment to Fair Value of Trading Securities and Derivatives (1)	999,372	-	540,039	(14)	1,539,397
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	586,916	-	62	(226,095)	360,883
Accrual for Pension Plan (2)	969,897	-	-	(29,990)	939,907
Profit Sharing, Bonuses and Personnel Gratuities	272,217	378	320,585	(231,415)	361,765
Other Temporary Provisions (3)	2,466,270	101,164	18,645	(520,239)	2,065,840
Total Tax Credits on Temporary Differences	17,833,536	108,529	5,257,062	(3,789,392)	19,409,735
Tax Loss Carryforwards	1,588,106	-	665	(459,897)	1,128,874
Social Contribution Tax - Executive Act 2,158/2001	697,727	-	-	(41,650)	656,077
Total Tax Credits	20,119,369	108,529	5,257,727	(4,290,939)	21,194,686
Unrecorded Tax Credits	(159,760)	-	-	24,645	(135,115)
Balance of Recorded Tax Credits	19,959,609	108,529	5,257,727	(4,266,294)	21,059,571
Current	5,476,303	-			5,287,847
Long-term	14,483,306	-			15,771,724
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned (Note 3.l).

(3) Composed mainly by administrative provisions and judicial deposits.

(4) Acquisition and merger of companies (Note 15).

b) Expected Realization of Recorded Tax Credits

							Bank
							09/30/2014
		Temporary Differences		Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2014	746,954	450,579	21,534	-	-	1,219,067	1,219,067
2015	2,707,326	1,634,624	86,135	23,010	3,699	4,454,794	4,454,794
2016	4,348,729	2,604,374	66,374	-	-	7,019,477	7,019,477
2017	1,468,918	878,102	7,087	142,648	36,907	2,533,662	2,533,662
2018	234,566	144,667	7,087	378,572	213,155	978,047	978,047
2019 a 2021	600,974	354,885	5,316	-	388,170	1,349,345	1,349,345
2022 a 2023	374,814	245,270	-	-	-	620,084	620,084
2024 a 2026	229,737	133,238	-	-	-	362,975	228,002
Total	10,712,018	6,445,739	193,533	544,230	641,931	18,537,451	18,402,478

							Consolidated
							09/30/2014
		Temporary Differences		Tax Loss			Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2014	846,572	505,233	21,749	70,512	1,765	1,445,831	1,445,808
2015	3,036,544	1,822,682	86,998	160,484	16,080	5,122,788	5,122,718
2016	4,975,210	2,960,512	67,210	27,424	-	8,030,356	8,030,356
2017	1,641,540	987,650	7,844	212,082	36,907	2,886,023	2,885,974
2018	271,142	163,849	7,844	507,929	213,155	1,163,919	1,163,919
2019 a 2021	631,871	371,102	5,882	145,958	388,170	1,542,983	1,542,983
2022 a 2023	384,689	250,187	-	4,485	-	639,361	639,361
2024 a 2026	230,067	133,358	-	-	-	363,425	228,452
Total	12,017,635	7,194,573	197,527	1,128,874	656,077	21,194,686	21,059,571

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The total present value of tax credits is R$15,863,130 (12/31/2013 - R$14,885,656) in the Bank and R$18,185,750 (12/31/2013 - R$17,111,298) Consolidated and the present value of recorded tax credits is R$15,800,246 (12/31/2013 - R$14,811,543) in the Bank and R$18,122,736 (12/31/2013 - R$17,035,632) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases and social contribution tax at the rate of 18% (Provisional Act 2.158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

					Bank		Consolidated
				09/30/2014	12/31/2013	09/30/2014	12/31/2013
Notes and Credits Receivable (Note 8.a)
Credit Cards				12,319,873	12,881,066	12,319,873	12,881,066
Receivables				10,441,697	9,660,237	12,572,432	11,662,633
Rural Product				164,549	181,372	164,549	181,372
Escrow Deposits for
Tax Claims				3,317,119	3,157,559	5,092,948	4,787,168
Labor Claims				1,727,392	1,762,154	1,774,499	1,816,345
Others				583,610	523,711	847,957	643,349
Contract Guarantees - Former Controlling Stockholders (Note 23.i)				691,642	816,550	777,476	954,325
Recoverable Taxes				1,704,548	2,023,236	2,446,071	2,878,144
Receivables - Buyer Services				6,719,964	5,578,749	6,719,964	5,578,749
Reimbursable Payments				501,519	445,492	75,537	170,340
Salary Advances/Others				147,282	57,990	166,154	67,669
Debtors for Purchase of Assets (Note 8.a)				88,026	26,525	90,424	30,181
Receivable from Affiliates (Note 26.e)				523,883	463,829	526,685	449,457
Employee Benefit Plan (Note 35)				492	898	492	898
Others				3,200,035	897,290	3,549,133	1,231,434
Total				42,131,631	38,476,658	47,124,194	43,333,130
Current				31,361,631	27,953,828	33,294,890	29,987,862
Long-term				10,770,000	10,522,830	13,829,304	13,345,268

13. Non-Current Assets Held for Sale

Non-current assets held for sale includes foreclosed assets and other tangible assets. Moreover, on September 30, 2014 based on the sale plan, investments in Wind Energy entities were transferred for this heading (Note 15) whose current condition is highly likely; as approved by the Directors of Banco Santander, in compliance with required by CPC 31.

The total of non-current assets held for sale is R$277,029, and the values of liabilities directly assocoated with non-current assets held for sale are R$43,869.

14. Dependence Information and Foreign Subsidiary

Banco Santander established has an independent subsidiary in Spain, Santander Brasil, Establecimiento Financieiro de Credito, S.A. (Santander Brasil EFC), in order to complement the foreign trade strategy allowing to provide financial products and services for corporate clients - large Brazilian companies and their operations abroad - offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch		Santander Brasil EFC
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Assets	58,639,846	54,417,661	3,047,020	2,637,374
Current and Long-term Assets	58,639,818	54,417,625	3,045,837	2,635,687
Cash	745,537	797,864	119,340	1,277
Interbank Investments	3,035,172	7,991,046	-	1,734,153
Securities and Derivatives Financial Instruments	25,039,714	22,087,114	165,290	173,500
Lending Operations (1)	23,903,051	21,017,637	2,614,959	721,754
Foreign Exchange Portfolio	3,095,240	1,324,896	-	-
Others	2,821,104	1,199,068	146,248	5,003
Permanent Assets	28	36	1,183	1,687
Liabilities	58,639,846	54,417,661	3,047,020	2,637,374
Current and Long-term Liabilities	40,611,313	37,354,531	649,782	187,857
Deposits and Money Market Funding	5,937,851	1,899,908	-	-
Funds from Acceptance and Issuance of Securities	13,386,749	18,131,052	-	-
Borrowings (2)	16,485,051	13,586,368	309,540	54,431
Foreign Exchange Portfolio	3,016,626	1,267,148	-	-
Others	1,785,036	2,470,055	340,242	133,426
Deferred Income	894	2,184	13,202	5,079
Stockholders' Equity (3)	18,027,639	17,060,946	2,384,036	2,444,438

Result	2014	2013	2014	2013
Net Income (Loss) for the Period 1 July to 30 September	356,981	291,442	5,763	5,803
Net Income for the Period 1 January to 30 September	691,513	1,186,222	24,610	10,682
(1) Refers mainly to export financing operations.
(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(3) In the first quarter of 2014, the Grand Cayman Branch paid the amount of R$584.250 through dividends to Banco Santander.

15. Investments in Affiliates and Subsidiaries

					09/30/2014
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Consórcio	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (CFI RCI Brasil)	Financial	1	1	39.89%	39.89%
Santander Securities Services Brasil DTVM S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRVDTVM)) (11)	Dealer	1,740	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) (12)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory)	Other Activities	1,323	-	96.52%	96.52%
Santander Participações (13)	Holding	4,237	-	100.00%	100.00%
Getnet S.A. (current corporate name of Santander Getnet Serviços para Meios de Pagamento S.A. (Santander Getnet) (9) (14)	Other Activities	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	11,251,175	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Mantiq Investimentos Ltda. (Mantiq)	Other Activities	4,800	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%

					09/30/2014
		Quantity of Shares or Quotas Owned Directly or Indirectly (in Thousands)			Direct
	Common Shares		Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by CFI RCI Brasil
Companhia de Arrendamento Mercantil RCI Brasil (RCI Brasil Leasing)	Leasing	163	81	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A. (Evidence) (6)	Holding	1,938,026	-	-	100.00%
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Controlled by Webmotors S.A. (3)
Idéia Produções e Design Ltda. - MEC (Idéia Produções)	Other Activities	220	-	-	100.00%
KM Locanet Ltda. - ME (Compreauto) (8)	Other Activities	1	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (3)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan) (10)	Other Activities	781,971	-	-	20.82%
Subsidiary Companies of Getnet S.A (current corporate name of Santander Getnet) (9) (14)
Auttar HUT Processamento de Dados Ltda. (Auttar HUT) (14)	Other Activities	1,815	-	-	100.00%
Go Pay Comércio e Serviços de Tecnologia da Informação Ltda. (Go Pay) (14)	Other Activities	2,042	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (14)	Other Activities	1,276	-	-	99.99%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale) (14)	Other Activities	50	-	-	100.00%
Transacciones Eletrónicas Pos Móvil S.A. (Pos Móvil) (14)	Other Activities	10	-	-	100.00%
Izetlle do Brasil S.A. (9) (14)	Other Activities	5,300	-	-	50.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted		Investments Value				Equity Accounting Results
	Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2014	09/30/2014	12/31/2013	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Controlled by Banco Santander
Santander Leasing	5,274,423	135,035	292,521	4,144,327	3,955,744	106,102	229,845	1,725	138,942
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) (5)	-	-	-	-	-	-	-	21,675	46,204
Santander Brasil Consórcio	142,094	4,897	15,056	142,094	127,038	4,897	15,056	5,818	17,327
Banco Bandepe	3,073,473	59,685	163,115	3,073,473	2,944,279	59,685	163,115	109,685	188,385
Aymoré CFI	1,321,133	141,224	266,758	1,321,133	1,054,375	141,224	266,758	13,165	(5,121)
CFI RCI Brasil	1,238,517	61,589	119,790	494,056	465,151	24,568	47,786	39,651	82,799
Santander Securities Services Brasil DTVM S.A.(current corporate name of CRV DTVM(11)	445,306	2,242	5,216	445,306	29,108	2,242	5,216	1,331	3,518
Santander CCVM (12)	389,175	12,403	31,975	389,175	261,947	12,403	31,975	8,638	52,496
Santander Microcrédito	22,050	77	659	22,050	21,392	77	659	(1,277)	1,161
Santander Brasil Advisory	13,458	185	544	12,990	12,465	178	525	149	439
Santander Participações (13)	1,753,260	18,548	82,952	1,753,260	1,252,642	18,548	82,952	821	19,765
Getnet S.A. (current corporate name of Santander Getnet) (9) (14)	1,270,985	27,282	83,426	1,124,822	56,932	24,145	49,860	8,853	28,897
Sancap	355,948	24,930	71,442	355,948	348,567	24,930	71,442	25,007	69,898
Santander Serviços	670,054	27,043	78,645	406,410	356,597	16,403	47,701	14,409	99,804
MS Participações Societárias S.A (MS Participações) (2)	-	-	-	-	-	-	-	801	7,604
Mantiq	9,049	774	2,112	9,049	6,937	774	2,112	744	983
Santos Energia (7)	-	-	-	-	82,448	(565)	(3,936)	(1,049)	(3,374)
Santander Brasil EFC	2,384,036	5,763	24,610	2,384,011	2,444,410	6,246	24,206	5,579	10,568
Controlled by CFI RCI Brasil
RCI Brasil Leasing	735,930	18,495	53,097	-	-	-	-	-	-
Controlled by Sancap
Santander Capitalização	233,664	22,782	64,943	-	-	-	-	-	-
Evidence (6)	23,744	391	1,111	-	-	-	-	-	-
Controlled by Santander Serviços
Webcasas S.A.	22,528	(443)	(1,444)	-	-	-	-	-	-

	Adjusted	Net Income (Loss)
	Stockholders'	Adjusted		Investments Value				Equity Accounting Results
	Equity	07/01 to	01/01 to			07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2014	12/31/2013	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Controlled by Webmotors S.A. (3)
Idéia Produções	1,143	137	491	-	-	-	-	-	-
KM Locanet Ltda - ME (Compreauto) (8)	1,163	409	978	-	-	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (1)	74,747	1,041	2,044	10,192	10,253	26	638	222	536
Norchem Participações	49,426	576	2,119	24,713	24,253	287	1,059	308	832
EBP (1)	74,907	(775)	(3,151)	8,323	11,086	(86)	(2,685)	(54)	1,803
BW Guirapá I S.A. (4)	-	-	-	-	-	(3,391)	(8,873)	-	-
Jointly Controlled Companies by Santander Serviços
Webmotors S.A. (3)	233,459	7,513	23,973	-	-	-	-	-	-
TecBan (10)	340,423	32,482	74,095	-	-	-	-	-	-
Subsidiary Companies of Getnet S.A. (current corporate name of Santander Getnet) (9) (14)
Auttar HUT (14)	5,002	(725)	(725)	-	-	-	-	-	-
Go Pay (14)	280	(577)	(577)	-	-	-	-	-	-
Integry Tecnologia (14)	52	(77)	(77)	-	-	-	-	-	-
Toque Fale (14)	(4,363)	(232)	(232)	-	-	-	-	-	-
Pos Móvil (14)	210,686	14,633	14,633	-	-	-	-	-	-
Izetlle do Brasil S.A. (9) (14)	20,602	10,939	10,939	-	-	-	-	-	-
Affiliate
BW Guirapá I S.A. (4)	-	-	-	-	88,715	-	-	(3,421)	(3,509)
Norchem Holdings	117,172	1,761	4,992	25,355	27,096	253	956	30	5,614
Others	-	-	-	255	-	-	-	-	-
Total Bank				16,146,942	13,581,435	438,946	1,026,367	252,810	765,571
Affiliate
BW Guirapá I S.A. (4)	-	-	-	-	88,715	-	(412)	(3,421)	(3,509)
Norchem Holdings	117,172	1,761	4,992	25,355	27,096	253	956	30	5,614
Others	-	-	-	255	-	-	-	20,446	20,446
Total Consolidated				25,610	115,811	253	544	17,055	22,551

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) On November 22, 2013 Banco Santander sold its 100% stake of MS Holdings concerning 61,083,484 thousand shares for Capital Riesgo Global S.C.R Regimen Simplified S.A. (Note 37.g).

(3) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Services and Investments PTY LTD Carsales.com. (Carsales).

(4) In June 2013, Banco Santander endorsed R$95,000 and paid R$50,000 in the BW Guirapá I S.A.’s and in October 2013 there was a capital payment in the amount of R$37,801 without issuance of new shares. On February 28, 2014, Banco Santander made a capital amounting to R$60,000, through the issue of 97,669 new ordinary shares, altering its share of 40.57% to 66.19% in the capital (Note 37.g). With the change in shareholding, from February 2014, Banco Santander now holds joint control of that company. In September 2014, the joint control held on BW Guirapá I S.A. and their wind energy companies were transferred to Santander Participações as mentioned in Note 13 below and reclassified to non-current assets held for sale, as mentioned in Note 13.

(5) Investment sold on December 17, 2013 (Note 37.f).

(6) On October 24, 2013, the Sancap acquired from Banco Santander Spain 50,800 common shares, no face value, referred to 100% of the share capital of Ablasa Participações S.A. (Ablasa). On October 31, 2013, was effected an increase in capital by Sancap R$44,949 in value, 1,937,975,272 through the issue of new common shares, no face value, the payment of the capital increase was made as follows: R$22,449 in current national currency on October 31, 2013 and the residual amount of R$22,500 was paid on October 15, 2014. At the Extraordinary Shareholders Meeting (ESM) held on December 2, 2013, to change the name of Ablasa Evidence for Security S.A., and the change in its bylaws for the establishment and operation of pension benefit plans granted character was adopted in the form of continued income or single payment accessible to any individuals, which process was approved by Susep on September 30, 2014.

(7) On November 18, 2013, was effected capital increase of R$59,000 with the issuance of 94,177 new common shares. At the ESM occurred on September 8, 2014, the shareholders approved a capital increase at the amout of R$23,820, from the current capital of R$87,180 to R$111,000, by the issuance of 40,448,655 new common shares, no face value, subscribed and paid by Santander Participações (see Note 13 below). In September of 2014, the investment control held on Santos Energia and their wind energy companies were reclassified to non-current assets held for sale, as mentioned in Note 13.

(8) Investment acquired on March 7, 2014 (Note 37.g).

(9) On April 4, 2014, was realized the payment of the total capital of Santander Getnet the amount of R$3,000, from the current R$13,000 to R$16,000. At The ESM held on July 31, 2014 the shareholders approved a capital increase at the amount of R$1,173,503, from the current capital R$16,000 to R$1,189,503, by issuance of 53,565,000 new common shares, nominative and no face value, fully subscribed and paid by Banco Santander as follows: R$ 1,156,263 in current national currency and R$17,240 by conferencing of 5,300 common shares, no face value, issued by Izettle do Brasil Meios de Pagamento S.A. from Banco Santander to Santander Getnet capital. At the ESM held on August 31, 2014 the shareholders of the companies approved the merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) (Note 37.a) into Santander Getnet and they also approved the changing of the corporate name, from the current Santander Getnet to Getnet S.A.

(10) The Shareholders’ Meeting of April 9, 2014 the capital increase of TecBan of R$99,397 was approved from the current R$166,406 to R$265,803, without the issuance of new shares by capitalization of income for the year ended 31 December 2013 and all of its reserves, excluding capital reserves.

(11) The Shareholders’ Meeting of June 6, 2014, was approved to change the name of the CRV DTVM for Santander Securities Services Brazil DTVM S.A., the change of the corporate name was approved by the Central Bank on July 25, 2014 (Note 37.e). The ESM held on September 16, 2014 approved the capital increase by the amount of R$822,000, wherein 50% of its value R$ 441,000 was paid by Banco Santander in the act and the remaining 50% R$441,000 will be paid within 120 day from the referred date. Due to the capital increase, 1,673,368 new ordinary shares, no face value, were issued and its capital was increased from R$18,313 to R$840,313. The capital increase was approved by the Central Bank, on October 3, 2014.

(12) The Shareholders’ Meeting of June 10, 2014, was approved the increase of the share capital of Santander CCVM of R$100,302 from the current R$195,698 to R$296,000, through the issue of 7,715,540,000 new shares, of which 3,857,770,000 common shares and 3,857,770,000 preferred capital increase was approved by the Bacen on July 3, 2014.

(13) At the Extraordinary Shareholders Meeting held on August 1, 2014 was approved the increase of its capital stock amounting to R$98,562; and the capital stock of R$1,131,738 to R$1,230,300 through the issuance of 242,471 new ordinary shares subscribed and paid by Banco Santander as follows: R$20,050 in local currency and R$78,512 through the transfer at Banco Santander, of 131,583,368 ordinary shares Santos Energia, through its investment in Santos Energia to Santander Participações. At the Extraordinary Shareholders Meeting held on September 1, 2014, was approved a further increase in the share capital of Santander Participações of R$320,700, and the capital stock of R$1,230,300 for R$1,551,000 through the issuance of 761,053 new ordinary shares subscribed and paid by Banco Santander as follows: R$249,087 in local currency and R$71,613 by transferring at Banco Santander, of 252,311 ordinary shares of BW Guirapá I S.A., and its tied obligation to those shares of conduct the paying in still pending in BW Guirapá I SA in the amount of R$91,000, through its investment for Santander Participações.

(14) Companies acquired indirectly by the acquisition of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.S.A. (Getnet) by Getnet S.A (current corporate name of Santander Getnet) (Note 37.a).

16. Fixed Assets

				Bank
			09/30/2014	12/31/2013
	Cost	Depreciation	Net	Net
Real Estate	2,457,657	(507,475)	1,950,182	1,560,524
Land	672,678	-	672,678	676,126
Buildings	1,784,979	(507,475)	1,277,504	884,398
Others Fixed Assets	9,361,215	(5,143,674)	4,217,541	4,916,028
Installations, Furniture and Equipment	2,475,925	(1,058,796)	1,417,129	1,267,110
Data Processing Equipment	2,547,624	(1,848,535)	699,089	468,868
Leasehold Improvements	3,129,839	(1,640,427)	1,489,412	1,702,514
Security and Communication Equipment	602,388	(349,972)	252,416	226,339
Others	605,439	(245,944)	359,495	1,251,197
Total	11,818,872	(5,651,149)	6,167,723	6,476,552

				Consolidated
			09/30/2014	12/31/2013
	Cost	Depreciation	Net	Net
Real Estate	2,466,265	(511,127)	1,955,138	1,565,539
Land	674,169	-	674,169	677,618
Buildings	1,792,096	(511,127)	1,280,969	887,921
Others Fixed Assets	10,547,247	(6,003,657)	4,543,590	5,241,007
Installations, Furniture and Equipment	2,568,677	(1,112,801)	1,455,876	1,304,759
Data Processing Equipment	2,782,032	(1,980,702)	801,330	533,226
Leasehold Improvements	3,183,152	(1,668,242)	1,514,910	1,729,792
Security and Communication Equipment	1,375,701	(989,871)	385,830	226,728
Others	637,685	(252,041)	385,644	1,446,502
Total	13,013,512	(6,514,784)	6,498,728	6,806,546

17. Intangibles

				Bank
			09/30/2014	12/31/2013
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,118,238	(19,572,545)	6,545,693	9,167,284
Other Intangible Assets	7,025,213	(3,760,680)	3,264,533	3,663,721
Acquisition and Development of Software	4,402,238	(2,575,210)	1,827,028	1,869,885
Exclusivity Contracts for Provision of Banking Services	2,460,615	(1,137,044)	1,323,571	1,665,823
Others	162,360	(48,426)	113,934	128,013
Total	33,143,451	(23,333,225)	9,810,226	12,831,005

				Consolidated
			09/30/2014	12/31/2013
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	27,433,488	(19,616,911)	7,816,577	9,373,607
Other Intangible Assets	7,363,292	(3,946,736)	3,416,556	3,770,857
Acquisition and Development of Software	4,732,412	(2,757,014)	1,975,398	1,963,433
Exclusivity Contracts for Provision of Banking Services	2,460,615	(1,137,044)	1,323,571	1,665,823
Others	170,265	(52,678)	117,587	141,601
Total	34,796,780	(23,563,647)	11,233,133	13,144,464

(1) Includes R$1,061,464 from goodwill determined by Getnet SA (current corporate name of Santander Getnet) at the acquisition of all the shares issued by Getnet Technology Capture and Processing Transactions H.U.A.H. S.A. (Getnet) in July 31, 2014 (Note 15 and 37.a).

Goodwill is measured annually, or whenever there is any indication that the asset may be impaired. We record our goodwill according to our operating segments.

Value in use is used as the base to evaluate goodwill with the impairment test. For this purpose, we estimate cash flow for a period of 5 years.We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on assessment valuations prepared by independent research company, annually, which is reviewed and approved by the Executive Board.

Based on the assumptions described above, has not identified any impairment of goodwill.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					09/30/2014	12/31/2013
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,230,535	-	-	-	14,230,535	15,908,950
Savings Deposits	36,627,149	-	-	-	36,627,149	33,589,050
Interbank Deposits	-	1,256,664	7,129,199	867,705	9,253,568	19,455,433
Time Deposits	243,966	18,902,752	11,930,843	50,098,438	81,175,999	81,506,348
Total	51,101,650	20,159,416	19,060,042	50,966,143	141,287,251	150,459,781
Current					90,321,108	99,555,081
Long-term					50,966,143	50,904,700

						Consolidated
					09/30/2014	12/31/2013
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	14,084,149	-	-	-	14,084,149	15,604,642
Savings Deposits	36,627,149	-	-	-	36,627,149	33,589,050
Interbank Deposits	-	793,945	1,447,416	1,522,677	3,764,038	3,919,517
Time Deposits	243,966	18,902,752	11,738,448	49,925,032	80,810,198	81,099,898
Total	50,955,264	19,696,697	13,185,864	51,447,709	135,285,534	134,213,107
Current					83,837,825	82,599,906
Long-term					51,447,709	51,613,201

b) Money Market Funding

						Bank
					09/30/2014	12/31/2013
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		51,261,877	15,923,591	30,837,957	98,023,425	72,115,395
Government Securities		46,281,438	28,004	-	46,309,442	28,219,049
Others		4,980,439	15,895,587	30,837,957	51,713,983	43,896,346
Third Parties		35,749,207	-	-	35,749,207	22,528,274
Linked to Trading Portfolio Operations		-	611,389	11,881,370	12,492,759	7,778,852
Total		87,011,084	16,534,980	42,719,327	146,265,391	102,422,521
Current					103,546,064	77,412,160
Long-term					42,719,327	25,010,361

						Consolidated
					09/30/2014	12/31/2013
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		30,772,736	15,613,021	30,528,978	76,914,735	61,710,844
Government Securities		25,853,695	28,004	-	25,881,699	19,552,535
Debt Securities in Issue		4,861,597	12,759,609	29,495,476	47,116,682	37,995,472
Others		57,444	2,825,408	1,033,502	3,916,354	4,162,837
Third Parties		12,137,767	-	-	12,137,767	8,972,394
Linked to Trading Portfolio Operations		-	611,389	11,881,370	12,492,759	7,778,852
Total		42,910,503	16,224,410	42,410,348	101,545,261	78,462,090
Current					59,134,913	54,935,996
Long-term					42,410,348	23,526,094

c) Funds from Acceptance and Issuance of Securities

					Bank
				09/30/2014	12/31/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	16,129,836	29,342,709	11,743,778	57,216,323	46,981,486
Real Estate Credit Notes - LCI (1)	7,043,060	13,541,365	1,158,977	21,743,402	17,077,415
Agribusiness Credit Notes - LCA (2)	1,233,167	851,953	-	2,085,120	1,681,646
Treasury Bills (3)	7,853,609	14,949,391	10,584,801	33,387,801	28,222,425
Securities Issued Abroad	912,475	3,568,462	9,021,401	13,502,338	18,169,720
Eurobonds	912,475	2,794,484	7,994,166	11,701,125	15,922,483
Securitization Notes - MT100 (4)	-	773,978	1,027,235	1,801,213	2,247,237
Funding by Structured Operations Certificates	160,634	64,874	-	225,508	-
Total	17,202,945	32,976,045	20,765,179	70,944,169	65,151,206
Current				50,178,990	34,294,825
Long-term				20,765,179	30,856,381

					Consolidated
				09/30/2014	12/31/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances	80,692	584,441	419,792	1,084,925	1,107,465
Debentures Resources (5)	-	-	-	-	168,449
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	16,196,013	29,907,959	14,297,156	60,401,128	49,615,321
Real Estate Credit Notes - LCI (1)	7,043,060	13,542,852	1,159,542	21,745,454	17,080,172
Agribusiness Credit Notes - LCA (2)	1,233,167	851,953	-	2,085,120	1,681,646
Treasury Bills (3)	7,919,786	15,513,154	13,137,614	36,570,554	30,853,503
Securities Issued Abroad	912,475	3,568,462	9,021,401	13,502,338	18,169,720
Eurobonds	912,475	2,794,484	7,994,166	11,701,125	15,922,483
Securitization Notes - MT100 (4)	-	773,978	1,027,235	1,801,213	2,247,237
Funding by Structured Operations Certificates	160,634	64,874	-	225,508	-
Total	17,349,814	34,125,736	23,738,349	75,213,899	69,060,955
Current				51,475,550	35,592,639
Long-term				23,738,349	33,468,316
(1) Real Estate Credit Notes are fixed income securities are by mortgages and mortgage-backed securities or liens on property. On September 30, 2014, has maturities between 2014 to 2020.

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 90.0% to 97.5% of CDI. On September 30, 2014, has maturities between 2014 to 2015.

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On September 30, 2014, has maturities between 2014 to 2025.

(4) Issuance of securities linked to the right to receive of future flow of payment orders receivable from foreign correspondent banks.

(5) On December 31, 2013, the debentures are issued by the subsidiary Santos Energia in April 2013, with remuneration indexed to CDI + 1.60% p.a. maturing on April 12, 2014, extended the maturing to July 12, 2014, with indexed to CDI + 1.55% p.a. The investment held in the subsidiary Santos Energy, in September 2014 was reclassified to account to non-current assets held for sale (Note 13).

						Bank/Consolidated
					09/30/2014	12/31/2013
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	February and September-12	February-17	US$	4.6%	3,287,883	3,210,407
Eurobonds	April and November-10	April-15	US$	4.5%	2,044,316	1,971,183
Eurobonds	January and June-11	January-16	US$	4.3%	2,073,505	2,005,381
Eurobonds (2)	March and May-13	March-16	R$	8.0%	1,257,135	1,283,821
Eurobonds	March-13	April-18	US$	4.5% to 8.4% (1)	840,347	786,587
Eurobonds (2)	April-12	April-16	CHF	3.3%	391,243	404,185
Eurobonds (2)	June-11	December-14	CHF	3.1%	394,762	395,378
Eurobonds (2)	June-13	June-15	CHF	1.1%	323,657	332,147
Eurobonds (2)	March-13	March-15	CHF	1.7%	179,718	184,256
Eurobonds (2)	April-12	April-16	CLP	4.6%	94,199	97,887
Eurobonds (2)	December-12	December-14	CNY	2.1%	60,142	58,044
Eurobonds	March-11	March-14	US$	Libor + 2.1%	-	2,813,498
Others (2)					754,218	2,379,709
Total					11,701,125	15,922,483

(1) The operation has compound interest flow: to April,17, 2013 equal 4.5% p.a., in period April, 18, 2013 to the October, 17, 2017 equal 8.4% p.a. and October, 18, 2017 to the April 17, 2018 equal 7.0% p.a.

(2) Includes R$2,377,199 (12/31/2013 - R$2,423,571) in cash flow hedge operations, being R$1,257,135 (12/31/2013 - R$1,283,821) indexed in Real, R$965,723 (12/31/2013 - R$983,819) indexed on foreign currency - Swiss Franc, R$94,199 (12/31/2013 - R$97,887) in Chilean Peso and R$60,142 (12/31/2013 - R$58,044) in Iuan (Note 6.b.V.b), and R$348,203 (12/31/2013 - R$332,147) for market risk hedge operations, being R$323,657 (12/31/2013 - R$332,147) indexed to foreign currency - Swiss Franc and R$24,546 indexed to foreing currency - YEN (Note 6.b.V.a).

						Bank/Consolidated
				Interest	09/30/2014	12/31/2013
Securitization Notes - MT100	Issuance	Maturity	Currency	Rate (p.a)(1)	Total	Total
2008-1 Series	May-08	March-15	US$	6.2%	53,314	150,645
2008-2 Series (2)	August-08	September-17	US$	Libor (6 Months) + 0.8%	980,705	940,146
2009-1 Series	August-09	September-14	US$	Libor (6 Months) + 2.1%	-	40,593
2009-2 Series	August-09	September-19	US$	6.3%	92,902	105,135
2010-1 Series	December-10	March-16	US$	Libor (6 Months) + 1.5%	262,740	420,537
2011-1 Series	May-11	March-18	US$	4.2%	190,856	237,020
2011-2 Series	May-11	March-16	US$	Libor (6 Months) + 1.4%	220,696	353,161
Total					1,801,213	2,247,237
(1) Charges payable semiannually.
(2) Notional will be paid in 6 semiannual installments from March 2015.

d) Money Market Funding Expenses

						Bank
			07/01 to	01/01 to	07/01 to	01/01 to
			09/30/2014	09/30/2014	09/30/2013	09/30/2013
Time Deposits (1)			3,377,892	6,461,962	1,607,563	4,245,687
Savings Deposits			620,880	1,751,325	449,855	1,217,316
Interbank Deposits			464,154	1,845,535	460,361	1,319,157
Money Market Funding			4,096,291	10,206,400	2,634,400	6,519,671
Others (2)			2,524,714	5,411,709	1,677,406	5,154,232
Total			11,083,931	25,676,931	6,829,585	18,456,063

					Consolidated
		07/01 to	01/01 to	07/01 to	01/01 to
		09/30/2014	09/30/2014	09/30/2013	09/30/2013
Time Deposits (1)		3,370,665	6,437,451	1,601,394	4,233,897
Savings Deposits		620,880	1,751,325	449,855	1,217,316
Interbank Deposits		102,486	297,428	95,640	247,287
Money Market Funding		3,139,122	8,345,976	2,206,740	5,649,940
Provisions and Capitalization Adjustment and Interest		28,912	82,774	24,434	69,047
Others (2)		2,637,619	5,738,611	1,766,907	5,384,254
Total		9,899,684	22,653,565	6,144,970	16,801,741

(1) In the Bank and Consolidated, in the quarter ended September 30, 2014, includes the record of interest in the amount of R$118,053 and accumulated in the period the value to R$313,670 related to the issuance of the Debt Instrument Eligible Tier II Capital (Note 21).

(2) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank
				09/30/2014	12/31/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	9,662	19,490	6,939	36,091	74,943
Foreign Borrowings	4,609,517	15,096,591	1,909,667	21,615,775	18,340,277
Import and Export Financing Lines	4,431,891	15,096,591	1,909,667	21,438,149	16,945,819
Other Credit Lines	177,626	-	-	177,626	1,394,458
Domestic Onlendings	1,083,536	3,318,306	9,629,218	14,031,060	11,756,661
Foreign Onlendings	-	-	-	-	19,191
Total	5,702,715	18,434,387	11,545,824	35,682,926	30,191,072
Current				24,137,102	20,294,328
Long-term				11,545,824	9,896,744

					Consolidated
				09/30/2014	12/31/2013
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	9,662	114,595	6,939	131,196	81,230
Foreign Borrowings	4,609,596	15,202,367	1,909,667	21,721,630	17,894,119
Import and Export Financing Lines	4,431,970	15,202,367	1,909,667	21,544,004	16,499,661
Other Credit Lines	177,626	-	-	177,626	1,394,458
Domestic Onlendings	1,083,536	3,318,306	9,629,218	14,031,060	11,756,661
Foreign Onlendings	-	-	-	-	19,191
Total	5,702,794	18,635,268	11,545,824	35,883,886	29,751,201
Current				24,338,062	19,854,457
Long-term				11,545,824	9,896,744

In the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2018 (12/31/2013 - through 2018) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.6% p.a. to 9.0% p.a. (12/31/2013 - 0.6% p.a. to 14.0% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.5% p.a. (12/31/2013 - 1.5% p.a.), plus exchange rate change falling due through up to 2014 (12/31/2013 - through 2014).

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

		Bank		Consolidated
	09/30/2014	12/31/2013	09/30/2014	12/31/2013
Provision for Tax Risks and Legal Obligations (Note 23.b)	10,997,331	9,377,201	13,755,878	11,957,132
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i)	685,558	810,299	771,392	948,074
Deferred Tax Liabilities	1,320,437	966,068	1,994,570	1,857,231
Provision for Taxes and Contributions on Income	11,449	-	209,006	4,791
Taxes Payable	278,599	323,260	319,762	514,486
Total	13,293,374	11,476,828	17,050,608	15,281,714
Current	942,586	922,926	1,661,279	1,914,672
Long-term	12,350,788	10,553,902	15,389,329	13,367,042

a) Nature and Origin of Deferred Tax Liabilities

				Bank
	12/31/2013	Recognition	Realization	09/30/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)	840,748	59,502	-	900,250
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	94,707	307,970	-	402,677
Excess Depreciation of Leased Assets	19,473	-	(9,358)	10,115
Others	11,140	-	(3,745)	7,395
Total	966,068	367,472	(13,103)	1,320,437

				Consolidated
	12/31/2013	Recognition	Realization	09/30/2014
Adjustment to Fair Value of Trading Securities and Derivatives (1)	855,629	59,535	(4,212)	910,952
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	100,124	307,975	(2,958)	405,141
Excess Depreciation of Leased Assets	875,385	9,228	(243,931)	640,682
Others	26,093	25,182	(13,480)	37,795
Total	1,857,231	401,920	(264,581)	1,994,570
(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

				09/30/2014
				Bank
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2014	75,152	44,586	14,419	134,157
2015	300,609	178,330	57,678	536,617
2016	237,906	140,536	45,446	423,888
2017	48,565	27,520	8,752	84,837
2018	44,865	26,919	8,752	80,536
2019 to 2021	33,649	20,189	6,564	60,402
Total	740,746	438,080	141,611	1,320,437

				09/30/2014
				Consolidated
	Temporary Differences
Year	IRPJ	CSLL	PIS/Cofins	Total
2014	221,765	46,280	14,566	282,611
2015	459,313	185,116	58,266	702,695
2016	314,558	144,069	45,889	504,516
2017	118,810	28,144	8,759	155,713
2018	114,294	27,054	8,759	150,107
2019 to 2021	172,068	20,291	6,569	198,928
Total	1,400,808	450,954	142,808	1,994,570

20. Subordinated Debts

Consist of securities issued according to Bacen. Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					09/30/2014	12/31/2013
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$ 1.500	105.0% CDI	3,579,302	3,306,909
Subordinated Deposit Certificates	October-06	September-16	R$ 850	104.5% CDI	1,934,937	1,788,358
Subordinated Deposit Certificates	July-07	July-14	R$ 885	104.5% CDI	-	1,684,508
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$ 447	104.5% CDI	1,050,363	970,794
Subordinated Deposit Certificates	May-08 to June-08	May-13 to May-18	R$ 283	CDI (2)	110,625	101,659
Subordinated Deposit Certificates	May-08 to June-08	May-13 to June-18	R$ 268	IPCA (3)	409,987	368,401
Subordinated Deposit Certificates	November-08	November-14	R$ 100	120.5% CDI	193,678	176,860
Subordinated Deposit Certificates	January-07	January-14	R$ 250	104.5% CDI	-	508,655
Total					7,278,892	8,906,144
Current					385,802	2,370,023
Long Term					6,893,090	6,536,121
(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.

(2) Indexed between 100% and 112% of CDI.

(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan (Note 24.f), are as follows:

						Bank/Consolidated
						09/30/2014
Debt Instruments Eligible to Compose Capital		Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total
Tier I (1)		January - 14	No Deadline (Perpetual)	R$ 3.000	7.375%	3,103,104
Tier II (2)		January - 14	January - 24	R$ 3.000	6.000%	3,094,721
Total						6,197,825
Current						81,538
Long-term						6,116,287
(1) Interest rate paid quarterly from April 29, 2014.

(2) Interest rate paid semiannually from July 29, 2014.

(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and II, respectively.

22. Other Payables - Other

				Bank		Consolidated
			09/30/2014	12/31/2013	09/30/2014	12/31/2013
Provision Technical for Capitalization Operations			-	-	1,634,703	1,704,190
Payables for Credit Cards			15,963,769	14,869,681	15,963,773	14,869,692
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)			3,550,135	3,371,356	3,788,222	3,595,512
Employee Benefit Plans (Note 35)			2,954,882	3,022,274	2,971,247	3,043,311
Payables for Acquisition of Assets and Rights (1)			822,811	277,857	822,811	277,857
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)			6,084	6,251	6,084	6,251
Accrued Liabilities
Personnel Expenses			1,649,464	1,306,415	1,775,849	1,377,211
Administrative Expenses			260,826	195,080	366,567	243,913
Others Payments			119,778	161,191	192,627	238,786
Creditors for Unreleased Funds			917,185	924,632	917,185	924,632
Provision of Payment Services			210,095	224,411	210,095	224,411
Suppliers			322,940	192,624	821,068	643,811
Others			2,057,592	3,295,733	2,969,232	3,960,425
Total			28,835,561	27,847,505	32,439,463	31,110,002
Current			24,033,532	23,180,351	27,181,780	25,977,781
Long-term			4,802,029	4,667,154	5,257,683	5,132,221
(1) Refers basically to export notes loans operations in the amount of R$802,928 (12/31/2013 - R$258,420).

23. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on September 30, 2014 and December 31, 2013 no contingent assets were accounted (Note 3.o).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			09/30/2014	12/31/2013	09/30/2014	12/31/2013
Reserve for Tax Contingencies and Legal Obligations (Note 19)			10,997,331	9,377,201	13,755,878	11,957,132
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			3,550,135	3,371,356	3,788,222	3,595,512
Labor			1,972,694	1,869,394	2,043,996	1,939,796
Civil			1,577,441	1,501,962	1,744,226	1,655,716
Total			14,547,466	12,748,557	17,544,100	15,552,644

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			09/30/2014			09/30/2013
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	9,377,201	1,869,394	1,501,962	9,636,920	2,538,878	1,480,652
Recognition Net of Reversal (1)	1,341,692	640,014	441,604	845,837	232,232	424,137
Inflation Adjustment	721,809	166,172	103,859	441,679	148,452	92,842
Write-offs Due to Payment (2)	(443,371)	(702,886)	(469,984)	(48,404)	(1,123,724)	(487,800)
Balance at End	10,997,331	1,972,694	1,577,441	10,876,032	1,795,838	1,509,831
Escrow Deposits - Other Receivables	965,288	358,126	122,127	842,383	335,646	110,010
Escrow Deposits - Securities	-	17,512	3,402	23,470	12,704	721
Total Escrow Deposits	965,288	375,638	125,529	865,853	348,350	110,731

						Consolidated
			01/01 to			01/01 to
			09/30/2014			09/30/2013
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	11,957,132	1,939,796	1,655,716	11,781,786	2,612,378	1,617,552
Recognition Net of Reversal (1)	1,478,681	671,640	539,732	1,130,854	255,893	527,727
Inflation Adjustment	850,638	172,634	114,867	530,682	154,153	102,809
Write-offs Due to Payment (2)	(530,573)	(741,049)	(569,247)	(52,235)	(1,169,421)	(597,296)
Acquisition and Merger of Companies (Nota 15)	-	975	3,158	-	-	-
Balance at End	13,755,878	2,043,996	1,744,226	13,391,087	1,853,003	1,650,792
Escrow Deposits - Other Receivables	2,122,902	363,271	127,543	2,000,723	346,693	120,715
Escrow Deposits - Securities	347	17,512	3,402	24,227	12,704	721
Total Escrow Deposits	2,123,249	380,783	130,945	2,024,950	359,397	121,436

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) In 2014, for tax contingencies, including payment for joining the program established by Law 12,996/2014 (Note 23.e).

d) Provisions for Contingent Civil, Labor, tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation of successful businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawswits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The Bank and its companies adhered in August 2014 to the program of installments and cash payment of tax and social security debts established by Law 12,996/2014.

The main case included administrative collection of the resulting expense deduction taxes with suspended payment and its update the basis for calculating the IRPJ and da CSLL between the years 2006 and 2008. Referred to collection, pending decision at the administrative level, risk classification was assessed as possible losses, according to legal counsel. Other administrative and judicial proceedings were also included this program.

Accounting effects in the case of tax and social security procedures included in payment mode in sight were registered at the time of subscribe the program through financial settlement in the amount of R$404,570 Bank and R$412,602 Consolidated, after the recorded deferred tax assets, was zero in net income for the Bank and Consolidated.

The Bank and its companies adhered in the year-end 2013 to the program of installments and cash payment of tax and social security debts established by Law 12,865/2013 (Articles 17 and 39).

Adhesion to the program included a lawsuit claiming the remoteness of the application of Law 9,718/1998 for Banco ABN Amro Real, succeeded by Bank. Referred lawsuit encompassed facts generators of social contributions to PIS and Cofins occurred period from September 2006 to April 2009, that process had unfavorable decision in Federal Court. The Bank and its subsidiaries follow discussing the application of the Law 9,718/1998. Other administrative and judicial proceedings were also included this program.

The accounting effects on December 31, 2013 in the case process of the tax and social security included in the form of cash payment, were registered in the moment at the of adhesion the program. As a result, contingent tax liabilities were paid in the amount of R$2,029,427 Bank and R$2,053,978 Consolidated, through payment (R$1,372,627 Bank and R$1,389,501 Consolidated) and the conversion income on deposits warranty (R$155,020 in the Bank and R$155,176 Consolidated). Was recorded in the income statement of 2013, in accounts of Other Income (Expenses), the gain of R$501,780 in the Bank and R$509,301 in Consolidated, before taxes.

The main legal and administrative proceedings related to legal obligations, tax and social security, are described below:

PIS and Cofins - R$8,783,673 Bank and R$10,102,549 Consolidated (12/31/2013 - R$7,430,819 Bank and R$8,621,340 Consolidated): the Bank Santander and its companies filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, pursuant to which PIS and Cofins taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent "Superior Tribunal Federal" - "STF" "Supreme Court" decisions for nonfinancial institutions, PIS and Cofins were levied only on revenues from services and sale of goods.

Increase in CSLL Tax Rate - R$603,031 Bank and R$1,500,671 Consolidated (12/31/2013 - R$529,518 in the Bank and R$1,299,202 in the Consolidated): the Bank Santander and its companies filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, Law 11,727/2008 established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its companies are parties to judicial and administrative proceedings related to tax and social security discussions, which are classified based on the opinion of legal counsel as probable loss.

The matters in dispute refer to the following:

CSLL - Equal Tax Treatment - R$3,661 Bank and R$53,080 Consolidated (12/31/2013 - R$3,590 Bank and R$52,489 Consolidated): the Banco Santander and its companies filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$654,710 Bank and R$679,069 Consolidated (12/31/2013 - R$523,556 Bank and R$545,337 Consolidated): the Banco Santander and its companies filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

Social Security Contribution (INSS) - R$389,859 Bank and R$408,574 Consolidated (12/31/2013 - R$317,736 Bank and R$332,259 Consolidated): the Banco Santander and its companies are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

f) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

g) Lawsuits and Administrative Proceedings - Civil Contingencies

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable realization, the law and jurisprudence according to the assessment of success made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to the likely risk of payment, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings account holders disputing the interest credited by the Banco Santander under such plans as the account holders considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law, and previous court decisions, according to likely risk of payment, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The STF decided against the bank’s. The STJ is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Contingencies Civil, Labor, Tax, and Security Social Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$9,999 million, main processes being:

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against former Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001, and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (CARF). However, this decision was reformed and a new appeal was introduced, which is subject to assessment. The Banco Santander was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of September 30, 2014, amounts related to these claims are approximately R$622 million each.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - the Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Also we are successful with the 2003 base period. In relation to the period 2004, we had new decision favorable to CARF, which can still be appealed. Proceedings related to tax years 2005 to 2006 are ongoing. On September 30, 2014 the amounts related to this period are approximately R$147 million.

Credit Losses - the Bank and its companies challenged the tax assessments issued by the Federal Revenue Services claiming improper deduction of losses on loans on Income Tax of Legal Entities IRPJ and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of September 30, 2014 the amount related to this challenge is approximately R$663 million.

INSS on Profits or Results (PLR) - the Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of September 30, 2014 the amounts related to these proceedings totaled approximately R$1,125 million.

IRPJ and CSLL - Capital Gain - the Federal Revenue Service of Brazil issued infraction notices against Zurich Santander Brasil Seguros e Previdência S.A. successor company ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income Tax and Social Contribution to related base year 2005, claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. We partially favor the decision by CARF for give voluntary part appeal to delete the fine craft and interest on this fine. This decision may be appealed. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Stockholders Zurich Santander Brasil Seguros e Previdência S.A. On September, 30, 2014, the value was approximately R$243 million.

The labor claims with classification of possible loss totaled R$124 million, excluding the process below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss totaled R$638 million.

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$685,558, R$3,093 and R$2,991 (12/31/2013 - R$810,299, R$3,299 and R$2,952) in the Bank and R$771,392, R$3,093 and R$2,991 (12/31/2013 - R$948,074, R$3,299 and R$2,952) in the Consolidated, respectively, recorded in other liabilities - tax and social security contributions (Note 19) and other liabilities - others (Note 22) the responsibility of the former controlling banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital

According to the bylaws, Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 9 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of stockholders.

The paid-in capital is represented as follows:

						Shares in Thousands
			09/30/2014			12/31/2013
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	332,858	359,654	692,512	346,006	372,775	718,781
Foreign Residents	3,536,992	3,371,336	6,908,328	3,523,844	3,358,215	6,882,059
Total	3,869,850	3,730,990	7,600,840	3,869,850	3,730,990	7,600,840
(-) Treasury Shares	(25,084)	(25,084)	(50,168)	(18,572)	(18,572)	(37,144)
Total Outstanding	3,844,766	3,705,906	7,550,672	3,851,278	3,712,418	7,563,696

To reflect the impact of the subsidy Program and Bonus and Gruping of Shares in the context of the Optimization Plan Reference Equity (Note 24.f) approved on Extraordinary Shareholders’ Meeting on March 18, 2014 and effective on June 2, 2014, all information relating the shares have been adjusted retrospectively for all periods presented.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividends have been and continue to be calculated and paid in accordance with the Corporations Act.

Before the Annual Shareholders Meeting, the Board of Directors may decide on the declaration and payment of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully allocated to mandatory dividends.

						09/30/2014
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Interim Dividends (1) (4)			99,807	12.6008	13.8609	26.4617
Intercalary Dividends (1) (4)			120,193	15.1745	16.6919	31.8664
Intercalary Dividends (2) (4)			400,000	50.5005	55.5505	106.0510
Intercalary Dividends (3) (5)			220,000	27.7738	30.5512	58.3250
Total			840,000
(1) Established by the Board of Directors in March 2014.
(2) Established by the Board of Directors in June 2014.
(3) Established by the Board of Directors in September 2014.

(4) The amount of interim and intercalary dividends will be fully attributed to supplementary and mandatory dividends for the year 2014 and were be paid from August 28, 2014, without any compensation to the restatement.

(5) The amount of intercalary dividends will be fully attributed to supplementary and mandatory dividends for the year 2014 and will be paid from February 26, 2015, without any compensation to the restatement.

						09/30/2013
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Interest on Capital (1) (4)			300,000	37.7153	41.4868	79.2021
Intermediate Dividends (2) (5)			650,000	81.7268	89.8995	171.6263
Intermediate Dividends (3) (6)			450,000	56.6816	62.3497	119.0313
Total			1,400,000
(1) Established by the Board of Directors in March 2013, common shares - R$32.0580, preferred shares - R$35.2638 and Units - R$67.3217, net of taxes.

(2) Established by the Board of Directors in June 2013.

(3) Established by the Board of Directors in September 2013.

(4) The amount of interest on capital were fully attributed to supplementary and mandatory dividend for the year 2013 and were paid in August 29, 2013, without any compensation to the restatement.

(5) The amount of interim dividends were fully attributed to supplementary dividends for the year 2013 and were paid on August 29, 2013 without any compensation to the restatement.

(6) The amount of interim dividends, R$144,473 will be fully attributed to the mandatory dividends for the year 2013 and the amount of the R$305,527 will be attributed to supplementary dividends for the year 2013 and both were paid on September 26, 2014, without any compensation to the restatement.

c) Dividend Equalization Reserve

After the allocation of dividends, the balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be aimed the reserve for dividend equalization, which will be limited to 50% of the share capital. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on capital, or interim, to maintain the flow of compensation to shareholders.

d) Treasury Shares

At the meeting held on July 29, 2013, the Board of Directors decided to approve the renewal, for one more year, the buyback program certificate of deposit of shares (Units) approved on August 24, 2013 up to August 24, 2014.

The current Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3,921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 76,008,403 Units, representing 4,180,462,165 common shares and (equivalent to 76,008,403 common shares after the bonus and gruping of shares) 3,800,420,150 preferred shares (equivalent to 76,008,403 preferred shares after the bonus and gruping of shares), or ADRs (American Depositary Receipts) by the Bank, corresponding on June, 30 2013 approximately 2% of the total share capital of the Bank.

In 2014, 4,417,000 Units were acquired, 2,696,612 Units paid as Bonus and Long-Term Incentive Plan - Local treasury shares. The balance accumulated of treasury shares on September 30, 2014, amounting to 13,544,026 Units (12/31/2013 - 11,823,638 Units) equivalent to R$189,491 (12/31/2013 - R$177,122). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$11.01, R$14.31 and R$18.52. In 2014, was acquired 4.791.874 ADRs. The balance accumulated of ADRs acquired and held in treasury amounting 11,540,221 ADRs, in the current amount of R$177,581 (12/31/2013 - R$114,585). The minimum, weighted average and maximum cost per ADR of the total number of treasury shares is, respectively, US$4.61, US$6.27 and US$10.21. The market value of these shares on September 30, 2014 was R$15.83 per Unit and US$6.48 per ADR. In the period ended September 30, 2014, due to the Optimization Plan PR, were registered amount of R$32 issuance cost, totaling R$367,104 (12/31/2013 - R$291,707) of treasury shares.

Additionally, in the period ended September 30, 2014, treasury shares were traded, that resulted in a loss of R$5,360 (2013 - R$716) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$4,623 (12/31/2013 - R$6,146). In the third quarter of 2014, were realized results in the amounting of R$367 (2013 - R$137,719) and accumulated in the period of R$4,962 (2013 - R$479,673), represented mainly by trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded previously as unrealized results (2012 - R$514,532).

f) Plan to Optimize the Capital Structure (Note 38.b)

On September 26, 2013, the Company disclosed a Material Fact announcing that, in order to optimize its capital structure, the Board of Directors submitted a proposal to optimize the composition of Banco Santander’s regulatory capital to the shareholders for their approval ("PR Optimization Plan"). The aim is to establish a more efficient capital structure, consistent with the new prudent capital rules and aligned with Banco Santander’s business plan and asset growth. The PR Optimization Plan has the following items: (i) the redistribution of equity to the shareholders of Banco Santander in the total amount of R$6,000,000, with no reduction in the number of shares; (ii) the issuance abroad of capital instruments to compose Tier I and Tier II of Banco Santander’s regulatory capital and; (iii) a bonus share program and an adjustment in the composition of the Units, followed by a reverse share split (inplit), with the purpose of eliminating trading in cents.

Equity Distributions

On November 1st, 2013, the proposals for return of funds to shareholders was approved on Shareholders’ Meeting. In January 2014, conditions for effective recovery of resources (during the period of opposition from unsecured creditors, approval by the Bacen and filing the minutes of the meeting at the Junta Comercial do Estado de São Paulo - JUCESP). The Equity Distributions to shareholders occurred on January 29, 2014, and the Bank's shares and Units have been traded ex-rights to the Equity Distributions since January 15, 2014.

Issuance Notes

On January 14, 2014 the Board of Directors approved the issuance of notes outside Brazil, in dolars, amounting to R$6,000,000. The issuance of Notes held on January 29, 2014 having been fully paid by the shareholders of the Bank.

The specific characteristics of the Notes issued to compose the Tier I are: (a) Notional: US$1,247,713, equivalent to R$3,000,000, (b) Interest Rate: 7.375% p.a. (c) Maturity: The Tier I Notes shall be perpetual; (d) Frequency of interest payment: interest will be paid quarterly from April 29, 2014; (e) Discretion: Banco Santander can cancel the distribution of interest at any time, for an unlimited period, with no accumulation rights and this suspension shall not be considered as a default event; (f) Subordination: in the case of insolvency, the Notes' financial settlement is subordinated to all Tier II capital instruments. The specific characteristics of the Notes issued to form the Tier II are: (a) Notional: US$1,247,713, equivalent to R$3,000,000 (b) Interest Rate: 6.0% p.a. (c) Maturity: the Tier II Notes will mature on January 29, 2024, and (d) Frequency of interest payment: interest payable semi-annually from July 29, 2014.

On April 15, 2014, the Bacen approved the issued notes to compose the Tier I and Tier II of Bank’s regulatory capital since the issuance date.

Bonus and Grouping of Shares

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$171,799; and (ii) share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

On April 23, 2014 the Company published Notice to Shareholders, in order to inform to the shareholders that the Bacen ratified, the minutes of the EGM held on March 18, 2014, which approved a bonus share program and an adjustment in the composition of the Units, which implementation occurred on June 2, 2014.

Voluntary Offer of Shares

On April 29, 2014 the Company published Material Fact in order to inform that it was informed by its indirect controlling shareholder, Banco Santander, S.A., that it would launch a voluntary offer in Brazil and United States for acquisition of up to the totality of the shares of Santander Brazil that are not held by Santander Group, which represented approximately 25% of Santander Brasil’s share capital, with payment in shares of Santander Spain. As a result of the Transaction, Santander Brasil would continue to be a listed company, although it would change from the Level 2 (Nivel 2) of Corporate Governance of BM&FBovespa to the traditional segment of BM&FBovespa.

On June 9, 2014, it was held EGM, which resolved on the following Agenda: (a) the exit of the Company from Level 2 of Corporate Governance; and (b) the selection of the specialized firm NM Rothschild & Sons (Brazil) Ltda., to be hired to prepare a valuation report, called a “laudo”, based on the Company’s economic value, for purposes of the Exchange Offer and the consequent exit from Level 2.

On June 13, 2014, the Company published Material Fact, in order to inform that the valuation report, prepared by N M Rothschild & Sons (Brasil) Ltda., was duly filed on the date hereof by the Company with (i) the CVM; (ii) the BM&FBOVESPA S.A.; and (iii) the U.S. Securities and Exchange Commission - SEC. The Company informed as well, based on the information gave by Santander Spain to Santander Brasil, that an application for registration of the Exchange Offer was duly filed by Santander Spain with the CVM on the date hereof, pursuant to the terms of the aforementioned Instruction CVM 361/02.

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As established Resolution 4,193/2013 the minimum Regulatory Capital requirements remains at 11% until December 2015, the Tier I requirement is 5.5% from October 2013 until December 2014 and Common Equity Tier I is 4.5% from October 2013.

The revision of the rules regarding the Regulatory Capital Requirement, represented by the sum of the credit risk, market risk and operational risk also came into force in October 2013; those relating to credit risk have undergone a recent revision, changing the parameters for classification retail and the weighting Factor Risk (RW) of this segment. The RW were altered payroll loans, no payroll loans and auto loans were given RW of 75%.

Index is calculated on a consolidated basis, as shown below:

			Financial Consolidated (1)
			09/30/2014	12/31/2013
Tier I Regulatory Capital			59,087,978	63,594,727
Principal Capital			55,984,874	63,594,727
Supplementary Capital			3,103,104	-
Tier II Regulatory Capital			4,994,560	2,701,014
Regulatory Capital (Tier I and II)			64,082,538	66,295,741
Required Regulatory Capital			37,574,616	37,936,111
Portion of Credit Risk (2)			32,865,974	34,199,529
Market Risk Portions (3)			3,034,246	2,047,595
Operational Risk Portion			1,674,396	1,688,987
Basel I Ratio			17.3	18.4
Basel Principal Capital			16.4	18.4
Basel			18.8	19.2
(1) Amounts calculated based on the consolidated information provided by the financial institutions (Financial Conglomerate).
(2) To calculate the capital allocation for credit risk were considered modifications and inclusions of Bacen Circular 3,714 of August 20, 2014, which amending Circular 3,644 of March 4, 2013.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Required Regulatory Capital. A report with further details of the structure and methodology will be disclosed at the website www.ri.santander.com.br .

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting held on February 26, 2014, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2014, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposals were the subject of deliberation in the extraordinary stockholders' meeting held on April 30, 2014.

a.1) Long Term Benefits

The Banco Santander, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of some goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Fixed Compensation	14,566	38,038	13,367	35,469
Variable Compensation	14,730	71,830	26,905	81,817
Others	3,835	11,089	4,805	10,845
Total Short-Term Benefits	33,131	120,957	45,077	128,131
Shares Based Payments	7,631	22,892	8,328	22,739
Total Long-Term Benefits	7,631	22,892	8,328	22,739
Total (1)	40,762	143,849	53,405	150,870

(1) Refers to the amount paid by Banco Santander to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander. In the third quarter of 2013, were paid to the Directors of Santander Brasil Asset the amount of R$123 and the accumulated period the value of R$2,238 excluding charges (Note 37.f).

Additionally, in the third quarter of 2014, charges were collected on management compensation in the amount of R$8,240 (2013 - R$13,131) and accumulated in the period the value of R$22,427 (2013 - R$33,043).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

c) Lending Operations

Under current legislation, loans or advances are not granted to:

I - officers, members of Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

	09/30/2014
				Preferred Shares (%)	Total Shares	Total Shares (%)
		Common Shares(%)	Preferred Shares
Stockholders'	Common Shares
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.6%	1,019,645	27.3%	2,127,318	28.0%
Sterrebeeck B.V.(1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
Santander Insurance Holding, S.L. (SIH) (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding, LLC (Qatar Holding)	196,462	5.1%	196,462	5.3%	392,924	5.2%
Employees	2,459	0.1%	2,481	0.1%	4,940	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	724,831	18.7%	753,495	20.2%	1,478,326	19.4%
Total Outstanding	3,844,766	99.4%	3,705,906	99.4%	7,550,672	99.4%
Treasury Shares	25,084	0.6%	25,084	0.6%	50,168	0.6%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	923,752	23.8%	952,438	25.5%	1,876,190	24.6%

	12/31/2013
				Preferred Shares (%)		Total Shares (%)
		Common Shares(%)	Preferred Shares		Total Shares
Stockholders'	Common Shares
GES (1)	1,115,472	28.8%	1,027,471	27.5%	2,142,943	28.2%
Sterrebeeck B.V. (1)	1,809,583	46.8%	1,733,644	46.5%	3,543,227	46.6%
SIH (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding	196,462	5.1%	196,462	5.3%	392,924	5.1%
Employees	2,802	0.1%	2,824	0.1%	5,626	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	723,201	18.7%	751,838	20.2%	1,475,039	19.4%
Total Outstanding	3,851,278	99.6%	3,712,418	99.6%	7,563,696	99.5%
Treasury Shares	18,572	0.4%	18,572	0.4%	37,144	0.5%
Total	3,869,850	100.0%	3,730,990	100.0%	7,600,840	100.0%
Free Float (2)	922,465	23.8%	951,124	25.5%	1,873,589	24.6%
(1) Companies of the Santander Spain Group.
(2) Composed of Employees, Qatar Holding and Others.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1)Exercise of the Exchange Rights by the Qatar Holding Luxembourg II S.Á R.L. (QHL)

On October 29, 2013, QHL exercised its exchange rights related to the mandatorily exchangeable bonds in the total amount of US$2,718,800, acquired pursuant to the purchase agreement, dated October 28, 2010, entered into between Banco Santander Spain, as issuer, and QHL, as purchaser.

As a result of QHL’s exercise of its exchange rights, on November 7, 2013, Qatar Holding received from Banco Santander Spain 190,030,195 ADR issued by Banco Santander. Therefore, and considering the 6,431,575 ADR issued by Banco Santander currently held directly or indirectly by Qatar Holding up to November 7, 2013, QHL (together with its controlling shareholders, controlled and commonly controlled entities) holds a total of 196,461,770 ADR of Banco Santander as of the date thereof, which represents 5.08% of the common shares and 5.28% of the preferred shares of the Bank.

The exercise exchange rights by QHL, not imply an increase in the Banco Santander's free float.

e) Related-Party Transactions

Santander has a documented policy relating to related-party transactions approved by the Board of Directors, which is intended to ensure that all transactions covered by the policy are conducted based on the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The main transactions and balance are as follows:

					Bank
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2014	12/31/2013	09/30/2013	09/30/2013
Cash	200,286	-	-	189,619	-	-
Banco Santander Espanha (2)	198,665	-	-	188,450	-	-
Banco Santander (México), S.A. (4)	-	-	-	2	-	-
Banco Santander Totta, S.A. (4)	1,621	-	-	1,167	-	-
Interbank Investments	30,996,178	761,383	2,151,208	40,006,489	723,816	2,097,583
Aymoré CFI (3)	27,645,654	730,731	2,062,947	28,481,445	703,717	2,046,198
Banco Santander Espanha (1) (2)	2,291,250	(269)	8,532	10,438,660	3,453	11,390
CFI RCI Brasil (5)	1,059,274	30,921	79,729	1,086,384	16,647	39,992
Others	-	-	-	-	(1)	3
Securities	47,618,223	1,254,127	3,261,233	38,647,624	775,065	2,008,599
Santander Leasing (3)	47,618,223	1,254,127	3,261,233	38,647,624	775,065	2,008,599
Derivatives Financial Instruments - Net	195,436	233,202	137,638	(190,819)	(54,710)	299,939
Santander Benelux, S.A., N.V. (Santander Benelux) (4)	135,689	218,178	99,283	(91,959)	143,300	371,515
Banco Bandepe (3)	-	64	(47)	(127,801)	(147,302)	(147,302)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana)(4)	(116,029)	23,661	10,440	(117,683)	(56,617)	(49,239)
Abbey National Treasury Services Plc (Abbey National Treasury) (4)	4,733	(14,088)	42,609	(61,885)	(8,249)	36,474
Banco Santander Espanha (2)	26,381	(55,099)	(14,747)	46,524	11,703	11,946
Santander FI Amazonas (3)	(4,540)	1,184	(2,655)	29,370	6,097	(4,803)
Santander Paraty (3)	(21,101)	-	-	(17,157)	-	-
Santander FI Diamantina (3)	170,303	59,298	2,736	149,419	(3,651)	81,363
Santander Leasing (3)	-	4	19	353	9	(15)
Credit Operations	10,289	(816)	-	24,627	481	1,701
Cibrasec (5)	10,289	(816)	-	24,627	481	1,701

					Bank
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2014	12/31/2013	09/30/2013	09/30/2013
Dividends and Bonuses Receivables	-	-	87,052	81,826	11,421	184,399
Banco Bandepe (3)	-	-	35,700	-	-	59,800
Santander Leasing (3)	-	-	48,252	-	-	106,468
Santander Securities Services Brasil DTVM S.A. (3) (9)	-	-	-	-	330	940
CFI RCI Brasil (5)	-	-	-	18,768	-	-
Santander Participações (3)	-	-	-	34,000	-	-
Sancap (3)	-	-	-	21,892	-	-
Santander Serviços (3)	-	-	-	7,166	8,491	8,491
Santander CCVM (3)	-	-	3,100	-	2,600	8,700
Trading Account	-	5,147	5,463	159,343	837	3,350
Santander Benelux (4)	-	1	2	19,162	18	158
Abbey National Treasury (4)	-	1	5	18,998	-	23
Banco Santander Espanha (2)	-	5,145	5,456	121,183	819	3,169
Foreign Exchange Portfolio - Net	50,279	178,953	198,928	(174,245)	(85,256)	(166,592)
Banco Santander Espanha (2)	50,279	147,658	185,113	(174,245)	(85,256)	(166,592)
Santander Benelux (4)	-	31,295	13,815	-	-	-
Receivables from Affiliates	523,883	182.832	518,886	463,829	174,570	513,613
Zurich Santander Brasil Seguros e Previdência S.A. (6)	492,743	1,610	4,786	399,045	1,630	4,667
Santander Capitalização S.A. (3)	16,284	47,366	140,154	17,866	51,559	153,637
Zurich Santander Brasil Seguros S.A. (6)	14,856	-	-	43,865	-	-
Aymoré CFI (3)	-	97,227	274,703	-	83,866	236,450
Santander CCVM (3)	-	17,778	52,013	-	16,787	39,053
Santander Leasing (3)	-	4.180	18,231	-	8,566	31,986
Webmotors S.A. (7)	-	166	601	-	1,270	7,545
Santander Brasil Asset (6)	-	-	-	3,053	3,482	12,208
Santander Serviços (3)	-	6,503	6,503	-	944	11,281
Santander Microcrédito (3)	-	1,859	6,360	-	3,506	5,221
Santander Brasil Consórcio (3)	-	2,821	7,344	-	1,849	6,210
Santander Participações (3)	-	839	2,530	-	383	3,478
Others	-	2,483	5,661	-	728	1,877
Other Receivables - Others	451,373	18,251	43,889	299,131	11,185	27,964
Brazil Foreign (3)	431,255	-	-	280,856	-	-
Banco Santander Espanha (2)	64	-	-	9,107	191	191
CFI RCI Brasil (5)	2	1,249	3,267	2	780	2,047
Santander Capitalização S.A. (3)	-	921	2,596	364	(846)	2,497
Santander Paraty (3)	19,816	11,227	30,249	8,568	10,086	20,109
Aymoré CFI (3)	-	440	1,510	41	342	1,170
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	660	1,978	-	623	1,867
Others	236	3,754	4,289	193	9	83

					Bank
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2014	12/31/2013	09/30/2013	09/30/2013
Deposits	(8,793,437)	(457,311)	(1,854,740)	(19,985,218)	(470,685)	(1,325,803)
Santander Leasing (3)	(5,258,133)	(358,739)	(1,559,550)	(16,497,439)	(373,216)	(1,103,661)
Banco Santander Espanha (2)	(2,250)	-	-	(1,740)	-	-
Aymoré CFI (3)	(1,531,516)	(51,977)	(148,354)	(1,718,368)	(58,888)	(133,090)
Banco Bandepe (3)	(585,337)	(15,580)	(47,401)	(544,209)	(12,776)	(42,072)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(30,095)	-	-	(68,783)	-	-
Zurich Santander Brasil Seguros S.A. (6)	(3,996)	-	-	(4,651)	-	-
Santander Brasil Gestão de Recursos Ltda. (6)	(84,464)	(2,485)	(6,862)	(27,062)	(233)	(233)
SAM Brasil Participações S.A. (6)	(98,970)	-	-	-	-	-
Sancap (3)	(100,427)	(2,668)	(8,192)	(135,408)	(3,222)	(6,891)
Santander Brasil Asset (6)	(16,920)	(3,499)	(10,597)	(170,914)	(2,670)	(6,234)
Webmotors S.A. (7)	(141,322)	(3,717)	(10,094)	(127,790)	(1,610)	(2,086)
Fundo de Investimento Santillana (4)	(527,378)	(14,274)	(45,026)	(258,548)	(13,983)	(22,316)
Isban Brasil S.A. (4)	(74,447)	(1,495)	(4,386)	(98,779)	(1,052)	(2,302)
Produban Serviços de Informática S.A. (4)	(33,481)	(444)	(1,625)	(47,887)	(793)	(1,729)
CFI RCI Brasil (5)	(104,108)	(130)	(4,134)	(21,473)	(281)	(804)
RCI Brasil Leasing (5)	(9,663)	-	-	(10,265)	-	-
Santander Microcrédito (3)	(14,792)	-	-	(13,197)	-	-
Santander Participações (3)	(4,667)	(221)	(1,508)	(48,485)	(776)	(1,161)
Santander Securities Services Brasil DTVM S.A. (3) (9)	(37,608)	(1,031)	(2,781)	(34,856)	(673)	(1,747)
Santander Brasil Consórcio (3)	(43,375)	(1,103)	(2,840)	(26,909)	(409)	(503)
Santander Paraty (3)	(51,469)	651	-	(47,775)	(1)	(113)
Santander Capitalização S.A. (3)	(7,428)	-	-	(9,375)	-	-
Others	(31,591)	(599)	(1,390)	(71,305)	(102)	(861)
Repurchase Commitments	(44,778,468)	(959,305)	(1,865,142)	(23,916,093)	(428,373)	(871,483)
Santander Brasil Advisory (3)	(11,690)	(312)	(861)	(11,233)	(242)	(636)
Santander Getnet (3)	(124,804)	(2,392)	(6,825)	(63,085)	(613)	(1,169)
Webmotors S.A. (7)	(744)	(20)	(188)	(5,477)	(366)	(1,291)
Santander Brasil Consórcio (3)	(36,806)	(1,045)	(3,127)	(47,817)	(1,074)	(4,135)
Isban Brasil S.A. (4)	(20,270)	(544)	(896)	(2,612)	(216)	(571)
Produban Serviços de Informática S.A. (4)	(6,938)	(189)	(424)	(223)	(17)	(191)
Santander FI Amazonas (3)	(82,989)	(2,080)	(5,350)	(68,715)	(2,100)	(2,335)
Santander FI Financial (3)	(7,422,114)	(198,618)	(543,902)	(6,881,079)	(142,135)	(364,830)
Santander Leasing (3)	(36,597,467)	(746,258)	(1,279,722)	(16,448,458)	(273,239)	(468,347)
Banco Bandepe (3)	(95,636)	(2,636)	(6,730)	(47,290)	(1,376)	(6,192)
Webcasas S.A. (3)	(19,803)	-	-	(20,559)	(475)	(863)
Santander CCVM (3)	(100,954)	(2,633)	(7,449)	(102,114)	(2,299)	(7,457)
Santander Participações (3)	(225,623)	(1,886)	(2,405)	(54,808)	(1,455)	(7,340)
Santander FI SBAC (3)	(1,041)	(174)	(4,580)	(161,093)	(2,692)	(5,273)
SAM Brasil Participações S.A. (6)	(17,463)	(40)	(40)	-	-	-
Others	(14,126)	(478)	(2,643)	(1,530)	(74)	(853)
Borrowings and Onlendings	(49,322)	(95)	(456)	(609,436)	(1,557)	(7,053)
Banco Santander Espanha (2)	(46,964)	(93)	(356)	(94,168)	(1,551)	(6,932)
Santander Brasil EFC (3)	-	(2)	(100)	(500,589)	(6)	(121)
Banco Santander S.A. - Chile(4)		-	-	(693)	-	-
Banco Santander S.A. (Uruguay) (4)	(2,358)	-	-	(13,986)	-	-

					Bank
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2014	12/31/2013	09/30/2013	09/30/2013
Dividends and Bonuses Payables	(165,305)	-	-	(1,090,414)	-	-
Sterrebeeck B.V. (2)	(103,224)	-	-	(679,045)	-	-
GES (4)	(61,916)	-	-	(410,283)	-	-
SIH (4)	(110)	-	-	(721)	-	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant)(4)	(55)	-	-	(365)	-	-
Payables from Affiliates	(43,125)	(121,910)	(308,928)	(13,214)	(84,946)	(249,166)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios)(4)	(134)	(3,169)	(3,169)	-	(1,474)	(4,638)
Isban Brasil S.A. (4)	(2,117)	(52,664)	(103,162)	-	(25,474)	(71,090)
Produban Serviços de Informática S.A. (4)	-	(36,034)	(108,865)	-	(40,032)	(113,450)
Konecta Brazil Outsourcing Ltda. (4)	-	(15,482)	(35,301)	-	(4,847)	(4,847)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	(4,316)	3,187	(6,808)	-	551	(6,502)
Santander Microcrédito (3)	(2,798)	(8,633)	(28,312)	(3,293)	(8,104)	(25,113)
Banco Santander Espanha (2)	(2,798)	(80)	(1,188)	(874)	(140)	(436)
Santander Getnet (3)	-	(7,754)	(17,817)	(8,944)	(3,939)	(20,639)
Santander Participações (3)	(30,855)	-	-	-	-	-
Others	(107)	(1,281)	(4,306)	(103)	(1,487)	(2,451)
Debt Instruments Eligible to Compose Capital	(5,863,891)	(100,313)	(268,615)	-	-	-
Banco Santander Espanha (2) (8)	(5,863,891)	(100,313)	(268,615)	-	-	-
Donations	-	(8,645)	(16,986)	-	(9,474)	(20,477)
Santander Cultural	-	-	-	-	(2,062)	(3,467)
Fundação Sudameris	-	(6,000)	(12,000)	-	(6,000)	(12,000)
Fundação Santander	-	(1,145)	(3,434)	-	(1,367)	(2,734)
Instituto Escola Brasil	-	(1,500)	(1,552)	-	(45)	(2,276)
Other Payables - Others	(1,803,328)	(211,166)	(542,047)	(2,249,248)	(79,929)	(224,629)
Banco Santander Espanha (2)	(999)	(12,735)	(42,353)	(1,778)	(14,213)	(45,507)
Brazil Foreign (3)	(1,801,213)	(13,767)	(35,760)	(2,247,237)	(13,978)	(43,425)
Isban Brasil S.A. (4)	-	(74,013)	(215,567)	-	-	-
TecBan (7)	-	(31,550)	(96,521)	-	(28,114)	(82,423)
Ingeniería (4)	-	(13,176)	(30,864)	-	(16,916)	(34,188)
Produban Serviços de Informática S.A. (4)	-	(15,795)	(46,578)	-	-	-
Produban Servicios (4)	-	(5,317)	(16,141)	-	(5,461)	(15,113)
Aquanima Brasil Ltda. (4)	-	(5,643)	(16,931)	-	-	-
Santander Getnet (3)	-	(37,898)	(37,898)	-	-	-
Other	(1,116)	(1,272)	(3,434)	(233)	(1,247)	(3,973)

						Consolidated
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2014	12/31/2013	09/30/2013	09/30/2013
Cash	319,114	-	-	189,619	-	-
Banco Santander Espanha (2)	317,493	-	-	188,450	-	-
Banco Santander (México), S.A. (4)	-	-	-	2	-	-
Banco Santander Totta, S.A. (4)	1,621	-	-	1,167	-	-
Interbank Investments	2,291,250	(258)	8,950	11,625,517	3,714	12,098
Banco Santander Espanha (1) (2)	2,291,250	(258)	8,950	11,625,517	3,714	12,098
Derivatives Financial Instruments - Net	(106,988)	143,466	83,414	(171,801)	62,661	343,649
Santander Benelux (4)	135,689	218,178	99,283	(91,959)	143,300	371,515
Fundo de Investimento Santillana (4)	(116,029)	23,661	10,440	(117,683)	(59,617)	(49,239)
Abbey National Treasury (4)	4,733	(14,088)	42,609	(61,885)	(8,249)	36,474
Banco Santander Espanha (2)	(131,381)	(84,285)	(68,918)	99,726	(12,773)	(15,101)
Trading Account	-	(124,461)	(155,002)	159,343	(1,433)	3,350
Banco Santander Espanha (2)	-	(124,463)	(155,009)	121,183	(1,614)	3,169
Abbey National Treasury (4)	-	1	5	18,998	23	23
Santander Benelux (4)	-	1	2	19,162	158	158
Foreign Exchange Portfolio - Net	50,279	178,953	198,928	(174,245)	(85,256)	(166,592)
Banco Santander Espanha (2)	50,279	147,658	185,113	(174,245)	(85,256)	(166,592)
Santander Benelux (4)	-	31,295	13,815	-	-	-
Receivables from Affiliates	526,685	4,545	12,339	449,457	12,884	53,995
Isban Brasil S.A. (4)	-	143	429	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	510,986	4,298	11,599	402,539	4,365	30,101
Zurich Santander Brasil Seguros S.A. (6)	15,699	-	-	43,865	7,969	22,943
Santander Brasil Asset (6)	-	-	-	3,053	-	-
Others	-	104	311	-	550	951
Other Receivables - Others	144,577	5,980	12,147	9,293	21,276	69,352
Banco Santander Espanha (2)	131,700	-	-	9,107	192	192
Zurich Santander Brasil Seguros e Previdência S.A. (6)	12,877	2,543	8,471	186	21,074	69,077
Others	-	3,437	3,676	-	10	83
Deposits	(882,466)	(22,531)	(69,209)	(514,347)	(16,318)	(27,163)
Banco Santander Espanha (2)	(2,250)	-	-	(1,740)	-	-
Zurich Santander Brasil Seguros S.A. (6)	(3,996)	-	-	(4,651)	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(30,095)	-	-	(68,783)	-	-
Isban Brasil S.A. (4)	(74,447)	(1,495)	(4,386)	(98,779)	(1,052)	(2,302)
Produban Serviços de Informática S.A. (4)	(33,481)	(444)	(1,625)	(47,487)	(793)	(1,729)
Santander Brasil Gestão de Recursos Ltda. (6)	(84,464)	(2,485)	(6,862)	(27,062)	(233)	(233)
SAM Brasil Participações S.A. (6)	(98,970)	-	-	-	-	-
Fundo de Investimento Santillana (4)	(527,378)	(14,274)	(45,026)	(258,548)	(13,983)	(22,316)
Santander Brasil Asset (6)	(16,920)	(3,499)	(10,597)	-	-	-
Others	(10,465)	(334)	(713)	(7,297)	(257)	(583)

						Consolidated
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2014	12/31/2013	09/30/2013	09/30/2013
Repurchase Commitments	(58,337)	(854)	(2,871)	(3,015)	(278)	(811)
Produban Serviços de Informática S.A. (4)	(6,938)	(189)	(424)	(223)	(17)	(191)
Isban Brasil S.A. (4)	(20,270)	(544)	(896)	(2,612)	(216)	(571)
Santander Brasil Gestão de Recursos Ltda. (6)	(3,279)	(87)	(240)	-	(42)	(42)
REB Empreendimentos e Administradora de Bens S.A. (4)	(9,664)	-	(1,223)	-	-	-
Others	(18,186)	(34)	(88)	(180)	(3)	(7)
Borrowings and Onlendings	(49,322)	(93)	(356)	(163,803)	(1,555)	(6,936)
Banco Santander Espanha (2)	(46,964)	(93)	(356)	(149,124)	(1,555)	(6,936)
Banco Santander S.A. - Chile(4)		-	-	(693)	-	-
Banco Santander S.A. (Uruguay)(4)	(2,358)	-	-	(13,986)	-	-
Dividends and Bonuses Payables	(165,305)	-	-	(1,095,063)	-	-
Sterrebeeck B.V. (2)	(103,224)	-	-	(679,045)	-	-
GES (4)	(61,916)	-	-	(410,283)	-	-
Santusa Holding, S.L. (4)	-	-	-	(4,649)	-	-
SIH (4)	(110)	-	-	(721)	-	-
Banco Madesant (4)	(55)	-	-	(365)	-	-
Payables from Affiliates	(10,298)	(99,929)	(264,207)	(1,859)	(100,495)	(219,430)
Banco Santander Espanha (2)	(2,876)	(80)	(1,213)	(900)	(142)	(555)
Produban Servicios (4)	(134)	(3,169)	(3,169)	-	(1,474)	(4,638)
Isban Brasil S.A. (4)	(2,872)	(48,408)	(103,162)	(598)	(31,070)	(76,686)
Produban Serviços de Informática S.A. (4)	-	(34,937)	(108,865)	(209)	(52,463)	(115,333)
Ingeniería (4)	(4,316)	3,187	(6,808)	-	(6,502)	(6,502)
Konecta Brazil Outsourcing Ltda. (4)	-	(15,482)	(35,301)	-	(4,847)	(4,847)
Others	(100)	(1,040)	(5,689)	(152)	(3,997)	(10,869)
Debt Instruments Eligible to Compose Capital	(5,863,891)	(100,313)	(268,615)	-	-	-
Banco Santander Espanha (2) (8)	(5,863,891)	(100,313)	(268,615)	-	-	-
Donations	-	(9,085)	(19,436)	-	(9,854)	(23,282)
Santander Cultural	-	(440)	(2,450)	-	(2,442)	(6,272)
Fundação Sudameris	-	(6,000)	(12,000)	-	(6,000)	(12,000)
Fundação Santander	-	(1,145)	(3,434)	-	(1,367)	(2,734)
Instituto Escola Brasil	-	(1,500)	(1,552)	-	(45)	(2,276)
Other Payables - Other	(18,769)	(132,104)	(383,972)	(18,251)	(75,545)	(191,673)
Banco Santander Espanha (2)	(999)	(12,735)	(42,353)	(1,778)	(14,213)	(45,507)
Isban Brasil S.A. (4)	-	(77,230)	(224,858)	-	-	-
Produban Serviços de Informática S.A. (4)	-	(16,059)	(47,347)	-	-	-
Ingeniería (4)	(154)	(13,587)	(32,005)	-	(17,280)	(35,183)
Produban Servicios (4)	-	(5,479)	(16,603)	-	(5,585)	(15,451)
Aquanima Brasil Ltda. (4)	-	(5,643)	(16,931)	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(15,873)	(86)	(400)	(15,334)	(9,091)	(9,091)
Zurich Santander Brasil Seguros S.A. (6)	(843)	(13)	(41)	(1,123)	(15)	(45)
TecBan (7)	-	-	-	-	(28,114)	(82,423)
Others	(900)	(1,272)	(3,434)	(16)	(1,247)	(3,973)

(1) On September 30, 2014, refers to investments in foreign currency (overnight) with maturity on October 1, 2014 and interest rates of 0.17% p.a. maintained by the Bank's Santander Brasil and its Grand Cayman Branch, near the branch of Banco Santander Spain (New York).

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.
(3) Controlled - Banco Santander.
(4) Controlled - Banco Santander Spain.
(5) Jointly Controlled - Banco Santander.

(6) Associated Company - Banco Santander Spain.
(7) Jointly Controlled - Santander Serviços.
(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Otimization Planheld in the first half of 2014 (Note 24.f).

(9)The approved on Shareholders’ Meeting of June 6, 2014, the name change has been approved of the CRV Distributor Securities S.A. (CRV DTVM) was approved for Santander Securities Services Brazil DTVM S.A., under approval by Bacen (Notes 15 and 37.e).

27. Income from Services Rendered and Banking Fees

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Asset Management	252,121	702,920	256,199	743,975
Checking Account Services	405,421	1,198,321	413,420	1,235,539
Lending Operations and Income from Guarantees Provided	256,477	725,449	225,467	662,438
Lending Operations	149,085	421,870	134,368	407,294
Income Garantees Provided	107,392	303,579	91,099	255,144
Insurance Fees	390,682	1,231,831	384,357	1,310,415
Cards (Debit and Credit) and Acquiring Services	726,312	2,177,286	707,068	2,037,361
Collection	226,992	675,851	206,094	590,426
Brokerage, Custody and Placement of Securities	102,145	294,894	60,703	238,311
Others	25,352	57,653	10,962	34,400
Total	2,385,502	7,064,205	2,264,270	6,852,865

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Asset Management	264,703	741,826	320,703	910,684
Checking Account Services	464,836	1,376,775	463,656	1,332,093
Lending Operations and Income from Guarantees Provided	319,251	904,760	295,079	872,855
Lending Operations	223,086	631,430	214,067	637,821
Income Garantees Provided	96,165	273,330	81,012	235,034
Insurance Fees	407,303	1,256,786	379,308	1,295,238
Credit Cards (Debit and Credit) and Acquiring Services	827,100	2,474,910	797,946	2,297,788
Collection	226,992	675,851	206,094	590,426
Brokerage, Custody and Placement of Securities	141,822	397,663	96,577	353,867
Others	113,083	252,385	54,460	174,752
Total	2,765,090	8,080,956	2,613,823	7,827,703

28. Personnel Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Compensation	863,863	2,502,310	876,642	2,517,830
Charges	306,472	904,085	301,045	919,670
Benefits	287,507	831,564	273,167	810,112
Training	21,880	50,247	32,974	80,879
Others	7,606	20,081	5,226	12,778
Total	1,487,328	4,308,287	1,489,054	4,341,269

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Compensation	936,750	2,675,557	932,744	2,672,894
Charges	330,527	964,100	318,287	967,862
Benefits	308,623	887,090	289,205	856,229
Training	23,478	54,357	34,379	83,655
Others	7,728	20,437	5,277	13,044
Total	1,607,106	4,601,541	1,579,892	4,593,684

29. Other Administrative Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Depreciation and Amortization (1)	1,380,615	4,059,626	1,293,119	4,017,559
Outsourced and Specialized Services	614,260	1,637,374	553,577	1,480,882
Communications	129,771	400,303	145,498	443,972
Data Processing	323,170	974,120	331,598	951,852
Advertising, Promotions and Publicity	102,392	242,901	91,846	236,071
Rentals	171,761	521,608	184,389	536,343
Transportation and Travel	37,857	118,116	42,326	129,182
Financial System Services	80,964	250,444	83,236	229,054
Security and Money Transport	138,698	427,102	156,055	428,701
Asset Maintenance and Upkeep	51,252	142,410	51,999	142,332
Water, Electricity and Gas	36,476	119,764	38,382	120,626
Materials	20,184	58,322	26,531	75,285
Others	62,513	187,905	67,598	192,835
Total	3,149,913	9,139,995	3,066,154	8,984,694

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Depreciation and Amortization (1)	1,434,605	4,139,128	1,305,071	4,046,008
Outsourced and Specialized Services	679,838	1,832,743	615,097	1,715,352
Communications	137,355	420,690	151,596	460,968
Data Processing	329,366	988,805	336,259	966,630
Advertising, Promotions and Publicity	116,575	279,612	103,520	278,842
Rentals	180,868	545,413	190,884	549,597
Transportation and Travel	47,378	144,395	51,452	154,034
Financial System Services	92,971	284,494	91,433	252,618
Security and Money Transport	148,623	455,182	163,686	443,021
Asset Maintenance and Upkeep	56,154	155,978	54,912	150,340
Water, Electricity and Gas	37,011	120,679	38,638	121,148
Materials	20,948	59,749	27,079	77,018
Others	84,708	216,697	73,365	201,019
Total	3,366,400	9,643,525	3,202,992	9,416,595

(1) In the third quarter includes goodwill amortization of R$909,247 (2013 - R$909,247) Bank and R$926,988 (2013 - R$909,247) Consolidated and accumulated in the period R$2,727,739 (2013 - R$2,727,739) Bank and R$2,745,480 (2013 - R$2,727,739) Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Cofins (Contribution for Social Security Financing) (1)	227,083	996,158	340,792	931,470
ISS (Tax on Services)	86,105	258,286	82,677	252,075
PIS/Pasep (Tax on Revenue)	37,121	162,161	55,379	151,364
Others	332,240	703,452	185,460	472,861
Total	682,549	2,120,057	664,308	1,807,770

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Cofins (Contribution for Social Security Financing) (1)	255,335	1,155,867	428,756	1,179,317
ISS (Tax on Services)	104,139	305,877	99,418	300,437
PIS/Pasep (Tax on Revenue)	45,545	191,814	70,304	193,393
Others	353,926	777,863	204,430	523,827
Total	758,945	2,431,421	802,908	2,196,974
(1) Includes provisions updates for PIS and Cofins of Law 9.718/1998.

31. Other Operating Income

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Monetary Adjustment of Escrow Deposits	76,914	233,506	60,921	190,432
Recoverable Taxes	113,015	214,807	18,885	78,051
Recovery of Charges and Expenses	251,760	629,110	198,281	530,216
Monetary Variation	167,351	433,058	94,029	231,939
Others	195,020	514,410	60,471	246,186
Total	804,060	2,024,891	432,587	1,276,824

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Net Income Capitalization	65,560	190,110	66,274	206,002
Monetary Adjustment of Escrow Deposits	112,870	334,022	101,744	271,693
Recoverable Taxes	130,391	261,412	28,724	112,831
Recovery of Charges and Expenses	180,745	421,632	124,244	357,261
Monetary Variation	167,348	433,081	94,062	231,400
Others	213,774	477,864	100,591	332,409
Total	870,688	2,118,121	515,639	1,511,596

32. Other Operating Expenses

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Operating Provisions
Tax (Note 23.c)	81,071	174,929	13,911	81,352
Labor (Note 23.c)	260,021	640,014	193,764	232,232
Civil (Note 23.c)	171,123	441,604	153,164	424,137
Credit Cards	427,752	1,095,603	351,424	963,217
Actuarial Losses - Pension Plan (Note 35.a)	54,301	162,435	40,191	218,183
Monetary Losses	5,555	13,491	20,460	69,751
Legal Fees and Costs	29,447	79,457	32,547	88,033
Serasa and SPC (Credit Reporting Agency)	13,363	50,791	14,241	54,223
Brokerage Fees	18,989	51,287	13,742	42,525
Commissions	25,665	79,259	29,172	75,030
Impairment (1)	7,901	9,172	(835)	95,114
Others	211,487	695,460	394,447	855,499
Total	1,306,675	3,493,502	1,256,228	3,199,296

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Operating Provisions
Tax (Note 23.c)	57,131	158,630	24,169	126,302
Labor (Note 23.c)	271,163	671,640	196,683	255,893
Civil (Note 23.c)	209,882	539,732	183,019	527,727
Credit Cards	384,010	1,149,796	406,046	1,104,655
Actuarial Losses - Pension Plan (Note 35.a)	54,310	162,456	40,259	218,279
Monetary Losses	5,677	13,613	20,496	69,843
Legal Fees and Costs	34,321	94,774	37,035	98,379
Serasa and SPC (Credit Reporting Agency)	16,632	59,419	17,382	61,872
Brokerage Fees	19,041	51,592	13,745	42,537
Commissions	7,794	68,085	32,308	93,952
Impairment (1)	8,075	9,346	(835)	95,114
Other	283,687	869,688	490,578	1,097,122
Total	1,351,725	3,848,771	1,460,885	3,791,675

(1) In the Bank and Consolidated, accumulated in the period ended September 30, 2013, includes loss not recoverable asset recorded by buying rights to the provision of payroll in the amount of R$63,275 and assets in the acquisition and development of software in the amount of R$31,929. The loss related to the acquisition of rights in payrolls was recorded due to the reduction in the value of the expected return on the management of payroll and history of broken contracts. The loss on the acquisition and development of software was recorded due to obsolescence and discontinuity of such systems.

33. Non-Operating Result

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Result on Sale of Other Assets (1)	55,099	84,018	4,368	122,219
Reversal (Recognition) of Allowance for Losses on Other Assets	25	983	4,344	95,100
Expense on Assets Not in Use	(947)	(3,001)	(1,531)	(5,792)
Gains (Losses) of Capital	(596)	(1,273)	(1,440)	(4,298)
Other Income (Expenses) (3)	15,806	35,398	1,180	(121,754)
Total	69,387	116,125	6,921	85,475

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Result of Investments	(764)	(807)	-	(163)
Result on Sale of Other Assets (1)	55,310	84,861	4,860	124,489
Reversal (Recognition) of Allowance for Losses on Other Assets	181	1,215	4,700	95,517
Expense on Assets Not in Use	(2,679)	(7,403)	(3,812)	(9,466)
Gains (Losses) of Capital (2)	(401)	(978)	7,376	124,138
Other Income (Expenses) (3)	15,830	35,985	(2,917)	(125,008)
Total	67,477	112,873	10,207	209,507

(1) In the Bank and Consolidated, accumulated in the period ended September 30, 2013, includes R$121,391 related to the gain on sale of real estate to the Real Estate Fund Santander Agencies. This fund has administration and management by third parties.

(2) Consolidated, accumulated in the period ended September 30, 2013, includes R$119,961 related to the gain variation in percentage of shareholding in Webmotors S.A. due to the entry of Carsales in their capital.

(3) In the Bank and Consolidated, accumulated in the period ended September 30, 2013, includes R$139,215 related to the recognition of a provision to cover restructuring costs and labor indemnity.

34. Income Tax and Social Contribution

				Bank
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Income Before Taxes on Income and Profit Sharing	(567,420)	1,938,041	267,814	(75,233)
Profit Sharing (1)	(239,132)	(764,028)	(209,772)	(641,408)
Interest on Capital	-	-	-	(300,000)
Income Before Taxes	(806,552)	1,174,013	58,042	(1,016,641)
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	322,621	(469,605)	(23,217)	406,656
Equity in Subsidiaries (2)	175,567	375,510	96,556	232,469
Nondeductible Expenses, Net of Non-Taxable Income	11,453	56,233	(20,254)	(24,735)
Exchange Variation - Foreign Branches	735,900	277,726	124,806	893,117
Income and Social Contribution Taxes on Temporary Differences	133,441	179,652	127,403	349,282
Other Adjustments, Including Profits Provided Abroad	(35,234)	(15,740)	(3,697)	(12,436)
Income and Social Contribution Taxes	1,343,748	403,776	301,597	1,844,353

				Consolidated
	07/01 to	01/01 to	07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2013	09/30/2013
Income Before Taxes on Income and Profit Sharing	(234,115)	2,688,930	704,827	1,275,062
Profit Sharing (1)	(256,157)	(808,967)	(227,158)	(701,022)
Interest on Capital	-	(5)	-	(300,000)
Unrealized results	(35)	(106)	1,403	(2,997)
Income Before Taxes	(490,307)	1,879,852	479,072	271,043
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	196,123	(751,941)	(191,629)	(108,417)
Equity in Subsidiaries (2)	101	217	6,822	9,020
Nondeductible Expenses, Net of Non-Taxable Income	36,638	115,028	(11,000)	59,724
Exchange Variation - Foreign Branches	735,900	277,726	124,806	893,117
Income and Social Contribution Taxes on Temporary Differences	133,441	179,652	127,403	349,306
Effects of Change in Rate of CSLL (3)	4,268	18,052	3,583	9,570
Other Adjustments, Including Profits Provided Abroad	(29,842)	(3,010)	7,271	6,341
Income and Social Contribution Taxes	1,076,629	(164,276)	67,256	1,218,661
(1) The basis of calculation is the net income, after IR and CSLL.
(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.
(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities and cash assistance for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010.

Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): It´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants and It has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three planes, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC, were implemented in July 2009. Plan I closed to new entrants since March 23, 1998 and plans II and III since July 8, 1999.

Additionally, Banco Santander and its subsidiaries are sponsors of the boxes assistance, supplemental retirement plan and pension employees, established under the defined benefit plan.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				09/30/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,379,571)	(324,343)	(346,175)	(1,045,528)
Fair Value of Plan Assets	13,831,344	603,258	3,868	1,287,611
	(1,548,227)	278,915	(342,307)	242,083
Being:
Superavit	162,968	278,915	765	241,610
Deficit	(1,711,195)	-	(343,073)	-
Amount not Recognized as Assets	162,968	278,915	765	241,610
Net Actuarial Asset at June 30, 2014	-	-	-	473
Net Actuarial Liability at June 30, 2014	(1,711,195)	-	(343,073)	-
Payments Made	50,902	-	11,005	116
Revenues (Expenses) Recorded (Note 32)	(44,679)	(718)	(8,484)	(420)
Net Actuarial Asset at September 30, 2014 (Note 12)	-	-	-	492
Net Actuarial Liability at September 30, 2014 (Note 22)	(1,704,972)	(718)	(340,552)	(323)
Other Equity Valuation Adjustments	(1,083,783)	(10,989)	(138,137)	(673)
Actual Return on Plan Assets	1,157,919	89,171	949	42,639

				Consolidated
				09/30/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(15,578,272)	(324,861)	(346,175)	(1,045,528)
Fair Value of Plan Assets	14,208,045	603,873	3,868	1,287,611
	(1,370,227)	279,012	(342,307)	242,083
Being:
Superavit	340,968	279,012	765	241,610
Deficit	(1,711,195)	-	(343,073)	-
Value Unrecognized as Asset	340,968	279,012	765	241,610
Net Actuarial Asset at June 30, 2014	-	-	-	473
Net Actuarial Liability at June 30, 2014	(1,711,195)	-	(343,073)	-
Payments Made	50,906	-	11,005	116
Revenues (Expenses) Recorded (Note 32)	(44,683)	(723)	(8,484)	(420)
Net Actuarial Asset at September 30, 2014 (Note 12)	-	-	-	492
Net Actuarial Liability at September 30, 2014 (Note 22)	(1,704,972)	(723)	(340,552)	(323)
Other Equity Valuation Adjustments	(1,083,783)	(10,989)	(138,137)	(673)
Actual Return on Plan Assets	1,191,395	89,187	949	42,639

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

				Bank
				06/30/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	108,236	(317)	2,308	(828)
Changes in Financial Assumptions	(699,975)	-	-	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(591,739)	(317)	2,308	(828)
Return on Investment, Return Unlike Implied Discount Rate	450,123	60,192	787	(27,569)
Gain (Loss) Actuarial - Asset	450,123	60,192	787	(27,569)

				Consolidated
				06/30/2014
			Other
	Banesprev	Sanprev	Plans	Bandeprev
Experience Plan	110,127	(317)	2,308	(828)
Changes in Financial Assumptions	(707,136)	-	-	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(597,009)	(317)	2,308	(828)
Return on Investment, Return Unlike Implied Discount Rate	464,386	60,182	787	(27,569)
Gain (Loss) Actuarial - Asset	464,386	60,182	787	(27,569)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander on December 31, 2013:

Plans				Duration (in years)
Banesprev Plan I				12.66
Banesprev Plan II				11.86
Banesprev Plan III				8.66
Banesprev Plan IV				16.70
Banesprev Plan V				9.42
Banesprev Pré-75				10.17
Sanprev I				7.15
Sanprev II				17.87
Bandeprev Básico				10.07
Bandeprev Especial I				7.54
Bandeprev Especial II				7.47
SantanderPrevi				7.63
Meridional				7.27

a.1) Defined Contribution Plan

Among the plans administered by the Closed Pension Fund Entities linked to Santander, the Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsorss in the third quarter of 2014 was R$14,281 (2013 - R$15,541) Bank and R$14,751 (2013 - R$16,226) Consolidated and accumulated in the period of R$46,168 (2013 - R$46,160) Bank and R$47,606 (2013 - R$47,921) Consolidated.

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: for the health care plan Retirement SantanderPrevi has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no inclusion, being 100% funded by the Bank.

Life Insurance for Banco Real Retirees (Life Insurance): for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		Bank		Consolidated
		09/30/2014		09/30/2014
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(5,192,873)	(503,941)	(5,400,624)	(503,941)
Fair Value of Plan Assets	4,795,529	144,974	4,987,383	144,974
	(397,344)	(358,967)	(413,241)	(358,967)
Being:
Superavit	-	142,300	-	142,300
Deficit	(397,345)	(501,267)	(413,241)	(501,267)
Value Unrecognized as Asset	-	142,300	-	142,300
Net Actuarial Asset at June 30, 2014	-	-	-	-
Net Actuarial Liability at June 30, 2014	(397,345)	(501,267)	(413,241)	(501,267)
Payments Made	11,267	8,963	11,530	8,963
Revenues (Expenses) Recorded	(16,479)	(13,456)	(17,206)	(13,456)
Net Actuarial Asset at September 30, 2014 (Note 12)	-	-	-	-
Net Actuarial Liability at September 30, 2014 (Note 22)	(402,557)	(505,760)	(418,917)	(505,760)
Other Equity Valuation Adjustments	(411,857)	(111,443)	(425,473)	(111,443)
Actual Return on Plan Assets	588,149	6,979	612,368	6,979

Opening of gains (losses) actuarial from experience, financial assumptions and demographic hypotheses:

		Bank		Consolidated
		06/30/2014		06/30/2014
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	133,735	(522)	138,866	(522)
Changes in Financial Assumptions	(347,081)	-	(360,896)	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(213,346)	(522)	(222,030)	(522)
Return on Investment, Return Unlike Implied Discount Rate	349,452	(832)	364,181	(832)
Gain (Loss) Actuarial - Asset	349,452	(832)	364,181	(832)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander on December 31, 2013:

Plans				Duration (in years)
Cabesp				14.03
Law 9,656 /1998				41.25
Bandepe				15.08
Plasas				13.67
Free Clinic				11.92
Lifelong Directors				9.93
Circular (1)				13,76 and 10,89
Life Insurance				9.02
(1) The duration 13.76 refers to the plan of Former Employees of Banco ABN Amro and 10.89 to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main categories of assets as a percentage of total assets of the plan are as follows:

		Bank/Consolidated
		12/31/2013
Equity Instruments		2.10%
Debt Instruments		96.30%
Real Estate		0.20%
Others		1.40%

d) Actuarial Assumptions Adopted in Calculations

		Bank/Consolidated
		06/30/2014
	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10,7% (1) and 11,2%	10,8%(2) and 11,3%
Rate Calculation of Interest Under Assets to the Next Year	11.2%	11.3%
Estimated Long-term Inflation Rate	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%
Boards of Mortality	AT2000	AT2000
(1) For Banesprev II, V and Pré 75 plans.
(2) For Cabesp plans.

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects on December 31, 2013:

		Sensibility
	(+) 1.0%	(-) 1.0%
Effect on the Present Value of Obligations	724,088	(612,260)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On October 25, 2011, Banco Santander held the Extraordinary Shareholders’ Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares (Units) to certain directors and Management-level employees of the Bank and companies under its control.

On 29 April, 2013, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Banco Santander’s share-based compensation program - Stock Option Plan for Share Deposit Certificates - Units (SOP2013) and the Long-Term Incentive Plan - Investment in Share Deposit Certificates (PSP 2013).

The characteristic of each plan are:

SOP Plan: it is a three-year Stock Option Plan by which new shares in Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date each Unit.

Long-Term Incentive Plan - SOP 2014: it is a 3 year Stock Option Plan. The period for exercising comprises from June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Bank: Total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison made between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

Plan Long Term Incentive - SOP 2013: it is a stock option plan with 3 years of duration. The period for exercising comprises from June 30, 2016 until June 30, 2018. The number of Units exercisable by the participants will be determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and can be reduced, if not achieved the goals of reducing weighted Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Bank during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: Compensation Plan based on shares, with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation and (i) 50% (fifty percent) consist of the delivery "Units", where which can not be sold during the term of 1 (one) year from the date of exercise and (ii) 50% (fifty percent) will be paid in cash, which may be used freely by the Participants (Variable Compensation), after deductions of all taxes, charges and withholdings.

Long-Term Incentive Plan - PSP 2013: Compensation Plan based on shares with cycles of 3 years, promoting a commitment of executives with the long-term results. The Plan has as its object the payment of variable compensation by the Bank to Participants under the Variable Compensation 100% (one hundred percent) consist of the delivery "Units".

Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

		PSP 2013 SOP 2013	Plano SOP, PI12 - PSP, PI13 - PSP, PI14 - PSP(1)	SOP 2014 (2)
TSR Position			% of Shares Exercisable
1°		100%	50%	100%
2°		75%	35%	75%
3°		50%	25%	50%
4°		-	-	25%
(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of Net Income vs. Budgeted Profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value of the options in the plans based the following premises:

	PSP - 2013	Pl14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial	Binomial
Volatility	40.00%	57.37%	57.37%	57.37%
Probability of Occurrence	60.27%	37.59%	26.97%	43.11%
Risk-Free Rate	11.80%	10.50%	10.50%	11.18%

		SOP 2013	SOP 2014	Plans SOP
Method of Assessment		Black&Scholes	Black&Scholes	Binomial
Volatility		40.00%	40.00%	57.37%
Rate of Dividends		3.00%	3.00%	5.43%
Vesting Period		3 Years	3 Years	3 Years
Average Exercise Time		5 Years	5 Years	3.72 Years
Risk-Free Rate		11.80%	10.50%	11.18%
Probability of Occurrence		60.27%	71.26%	43.11%
Fair Value for Shares		R$5,96	R$6,45	R$7,19

The average value of shares SANB11 on September 30, 2014 is R$15.95 (12/31/2013 - R$14.07).

On the period acumulated ended on September 30, 2014, daily pro-rata expenses amounting of the R$3,501 (2013 - R$32,399) Bank and R$3,654 (2013 - R$33,496) Consolidated, relating to the plan of Purchase Option Certificate of Deposit Shares - Units (SOP) and R$6,216 (2013 - R$2,381) Bank and R$6,474 (2013 - R$2,563) Consolidated, relating to plan for the Long-Term Incentive - Investment Certificate of Deposit Shares - Units (PSP). Also recorded in the period a gain with the oscillation of the shares's market value of the PSP Plan in the amount of R$1,964 (2013 - loss R$849) Bank and R$2,043 (2013 - loss R$876) in the Consolidated like personnel expenses. Expenses related to the SOP plans and PSP are recognized in respect of stockholders' equity and other obligations, respectively.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2012	25,915,376
Cancelled Options (PI13 - PSP)	(971,238)		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (PI14 - PSP)	(86,465)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(2,352,431)	14.31	2011	Executives	10/26/2011	06/30/2016
Granted Options (SOP 2013)	12,240,000	14.43	2013	Executives	05/02/2013	06/30/2018
Granted Options (ILP 2013)	2,456,000		2013	Executives	08/13/2013	06/30/2016
Exercised Options (PI13 - PSP)	(324,760)		2011	Executives	02/03/2010	06/30/2013
Cancelled Options (SOP 2013)	(1,197,255)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (ILP 2013)	(6,800)		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (PSP 2013)	(18,197)		2013	Executives	08/13/2013	06/30/2016
Balance Plans on 31/dec/2013	35,654,230
Cancelled Options (PI14 - PSP)	(1,536,735)		2012	Executives	05/29/2012	06/30/2014
Cancelled Options (SOP 2014)	(13,300,677)	14.31	2011	Executives	10/26/2011	06/30/2016
Cancelled Options (SOP 2013)	(480,830)	14.43	2013	Executives	05/02/2013	06/30/2018
Cancelled Options (PSP 2013)	(344,598)		2013	Executives	08/13/2013	06/30/2016
Granted Options (PSP 2013)	536,570		2013	Executives	08/13/2013	06/30/2016
Cancelled Options (SOP)	(4,903,767)	23.50	2010	Executives	02/03/2010	06/30/2014
Exercised Options (PI14 - PSP)	(180,574)		2012	Executives	05/29/2012	06/30/2014
Exercised Options (SOP Delivery 2014)	(97,619)		2011	Executives	10/26/2011	06/30/2016
Balance Plans on 30/sep/2014	15,346,000
Plan SOP	-	23.50	2010	Executives	3/2/2010	06/30/2014
Pl14 - PSP	-		2012	Executives	05/29/2012	06/30/2014
SOP 2014	2,161,112	14.31	2011	Executives	10/26/2011	06/30/2016
SOP 2013	10,561,914	14.43	2013	Executives	2/5/2013	06/30/2018
PSP 2013	2,622,974		2013	Executives	08/13/2013	06/30/2016
Total	15,346,000

f.2) Global Program

Long-term Incentive Policy

Santander Spain Board of Directors' meeting, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except for Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Banco Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the beneficiaries. The first two cycles began in July 2007, with the first cycle lasting two years (PI09) and the other cycles with an average duration of 3 years (PI10/PI11/PI12/PI13 and PI14).Therefore from 2009 there the beginning of a new cycle and the closure of a previous cycle. The goal is to establish an appropriate sequence between the end of the incentive program, linked to the previous plan I-06, and successive cycles of this plan.

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: TSR and Earnings/Benefit per Share (EPS) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of shares relate just one performance parameter, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan.The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Pl10	Pl11	Pl12	Pl13	Pl14
Expected Volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual Dividend Yield Based on Last Five Years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free Interest Rate (Treasury Bond Yield -Zero Coupon)
Over the Period of the Plan	4.50%	4.84%	2.04%	3.33%	4.07%
(*) Calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it can be considered (in a high percentage of cases) feasible to extrapolate that the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

				Date of	Date of Expiry
	Number	Concession	Employees	Commencement	of Exercise
	of Units	Year	Group	Exercise Period	Period
Balance Plans on 31/dec/2012	1,070,122
Cancelled Options (PI13)	(14,209)	2010	Executives	07/01/2010	07/31/2013
Cancelled Options (PI14)	(676,228)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 31/dec/2013	379,685
Cancelled Options (PI14)	(379,685)	2011	Executives	07/01/2011	07/31/2014
Balance Plans on 30/sep/2014	-

On the period acumulated ended on September 30, 2014, pro-rata expenses were registered in the amount of R$3,587 (2013 - R$2,685) Bank and R$3,689 (2013 - R$2,800) Consolidated, related to the costs of the cycles mentioned, for the totaling of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable remuneration shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Nominating Committee and Remuneration and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as shown below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable remuneration is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 7, 2012.

On December 19, 2012, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which will be subject to resolution of the Extraordinary General Meeting on February 15, 2013.

On April 24, 2013, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was approved in Extraordinary General Meeting of June 3, 2013.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the period acumulated ended on September 30, 2014, we recorded expenses in the amount of R$497 (2013 - credit of R$17,392) in the Bank and R$1,321 (2013 - credit of R$17,589) in the Consolidated.

b) Collective Unsupervised - Statutory Directors - not part of the Statutory Director's Collective Supervised ", the amount deferred will be paid 100% in cash, linked to the future performance of Units "SANB11". On the period acumulated ended on September 30, 2014, there were recorded credits of R$301 (2013 - expenses of R$3,980) Bank and R$238 (2013 - expenses of R$5,117) Consolidated, regarding the provision of the plan and was recorded gain with the oscillation of the share market value of the plan in the amount of R$4,954 (2013 - loss of R$887) Bank and R$4,992 (2013 - loss of R$978) Consolidated as personnel expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% in cash, indexed 110% to 120% of CDI. On the period acumulated ended on September 30, 2014, there were expenses of R$424 (2013 - credits of R$1,121) Bank and R$459 (2013 - credits of R$1,078) Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the bank operates.

- Operational risk is the risk of loss resulting from failures or inadequacies in internal processes, people and systems or those come from external events. Banco Santander's Operational Risk Control and Management aim: internal controls environment efficiency, the prevention, mitigation and reduction of the losses and events from operational risk and also the maintenance of the business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk,policies,implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception.

Risk management at Banco Santander is based on the following principles:

- Independence of the risk function in relation to business. The responsible for the Bank's Risk Division reports directly to the Executive Committee and the Council;

- Involvement of Senior Management in decision-making;

- Consensus for decision making on credit operations between the areas of Risk and Business.

- Collegiate decision-making, including the branch network, with the aim of encouraging diversity of opinion and avoid assigning individual decisions;

- The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC (Return on Risk Adjusted Capital), VaR (Value at Risk), economic capital, scenario assessment, among others;

- Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management; and

- Definition of policies and procedures, which constitute the basic Corporate Risk Policy, which governs the activities and processes of risk.

Maintaining a risk profile is medium-low, and low volatility through:

- This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors, products or geographic regions;

- Maintenance reducing the complexity level of market operations; and

- Careful monitoring of risks to prevent possible deterioration of the portfolios.

Corporate Governance of the Risk Function

The structure of the Risk Committees of Banco Santander is defined according corporate standards, and the weekly meetings, has the following responsibilities:

- Ensure that local policies are implemented and followed in accordance with corporate standards;

- To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

- Ensure that the activities of Banco Santander are being performed according to the tier of risk tolerance previously approved by the Banco Santander Spain;

- To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties; and

- To resolve transactions that are not within the delegated scope to the other tiers of the administration and to determine the limits of pre-classification global limits of risk in favor of economic groups or in relation to the exposure by risk type.

The Executive Risk Committee has delegated part of its assignments to the Risk Committees, which are structured by business category, type and sector risk. The risk function of the Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, and reports directly to the Chairman of the Banco Santander being fundamental to have an independent vision and control risk.

The Executive Vice-Presidency for Risk is divided into areas with two types of approach:

- Methodology and control, which adapts the policies, methodologies and the risk control systems; and

- Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk Management

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Besides, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

The specialization of the risk function is based on the type of client and the process of risk management, making a distinction between two segments: individualized customers and standardized (standardized management).

- Customers under individual management: customers from the wholesale sector, financial institutions and certain companies. Risk management is executed by an assigned risk assessor. The customer is placed in a portfolio by a risk assessor who draws up the analyses, forwards the same to the committee and monitors the progress of the customer; and

- Customers under standardized management: individuals and companies not classified as individualized customers. The management of these risks is based on automated decision-making and internal risk assessment models, backed up by business regulations and teams of expert analysts to deal with exceptions.

Collection of documentation and information necessary to complete the analysis of the risk involved in credit operations, the identification of the borrower, counterparty, the risk involved in the operations, the classification of the degree of risk in different categories, the granting of credit, periodic assessments risk tiers; It`s procedures are applied by the Bank to determine the volumes of guarantees and provisions necessary for the credit operations are conducted in accordance with current regulations and safety due. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the needs of risk management and the current market scenarios.

The credit risk profile undertaken by Banco is characterized by the diversification of customers and the large volume of retail operations. Macroeconomic factors, market conditions, sector and geographic concentration, customer profiles and economic outlook are also assessed.

Structure of Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure, meeting the requirements of the Central Bank and to maximize value creation to the stockholders.

From an economic view, in accordance to Internal Capital Adequacy Assessment Process (Basel III), the Bank uses a measurement model of economic capital in order to get a more precise risk management and allocation of capital to various units of Santander Conglomerate, wich allows a performance assessment, considering the solvency levels agreed by Banco Santander Spain.

In order to properly manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Forecasts of economic and regulatory capital are made based on financial forecasts (Balance Sheet, Income Statements, etc.) and macroeconomic scenarios. These forecasts are used by the Bank as a reference to the contingency plan (securitization, sale of assets, raising capital through issuing shares, subordinated debt and hybrid instruments, etc.) required to achieve its capital targets.

a) Rating Models

The Banco Santander employs its own internal rating models to measure the credit quality of a customer or a transaction. Each rating is related to the probability of default or non-payment, established using the bank´s past experience, except for certain portfolios classified as low default portfolios. The ratings are used in the approval process and monitoring of risk.

The Global rating tools are applied to those segments of sovereign risk, financial institutions and global wholesale customers (GBM), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on balance sheet ratios or macroeconomic variables, supplemented by the judgment of the analyst.

In the case of private companies and institutions portfolio, was defined a methodology to develop a single rating for each country, based on the same modules as the previous ratings: quantitative or automatic (in this case analyzing the credit behavior of a sample of clients in relation their financial statements), or qualitative review by an analyst and final adjustments.

The ratings assigned to customers are reviewed periodically, incorporating the new financial information and experience developed in the banking relationship. The frequency of revisions is high in the case of customers who reach certain tiers in automatic warning systems and customers classified as special monitoring. Their own rating tools are reviewed for qualifications awarded by them are progressively cleared.

For customers with standardized management of both companies as natural persons, there are scoring tools that automatically assign a score to the proposed transactions.

These systems are complemented loan approval with performance rating models, which allow for greater predictability of risk assumed and are used for preventive activities and trading.

b) Losses and Credit Cost

The Bank periodically estimates loss related to credit risk and compares effective loss to previously estimated values. Periodic analyses of control are carried out with the aim of maintaining control over the updated credit risk and exceptions to open or renegotiate certain operations, and can also increase the level of assurance when needed.

In order to complement the use of the admission and rating models, the Banco Santander uses other measures to facilitate prudent and effective credit risk management, based on the identified loss. Credit cost is measured mainly using indicators such as the variation in credit loss provisions, non-performing loans under recovery and lowered net credit.

Reports on risk management are submitted to the Board of Directors, which ascertains whether or not risk management is in line with Santander Conglomerate policies and strategies. Simulations of risk situations are carried out in order to assess the need for reviewing pre-established policies and limits.

All information on risk management structure and procedures is stored at Banco Santander and is available to the Bacen and other regulatory entities. Furthermore, information on credit risk management is published in the quarterly financial statements in line with principles of transparency.

c) Credit Risk Cycle

Banco Santander holds a global view of the bank's credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess current risks and eventual shifts. This mapping is monitored by the Board of Directors and the Executive Committee, which establish the risk policies and procedures, the limits and delegation of powers, in addition to approving and supervising operations in the sector.

The management process consists of identifying, measuring, assessing, controlling, negotiating and deciding upon the risks incurred in the bank´s operations. This cycle is made up of three distinct phases:

- Pre-sale: includes processes of planning, target setting, calculation of the Banco Santander´s risk appetite, approval of new products, risk analysis and the credit rating process and limit setting;

- Sale: this is the decision-making phase for pre-classified and specific transactions; and

- Post-sale: includes processes of risk monitoring, measurement and control, and recovery process management.

Risk Planning and Limits

This process identifies the bank´s interest, evaluating business proposals and risk position. In the global risk limit plan, a previously agreed document is defined to integrate the management of the balance sheet and the inherent risks.

The limits are based on two basic structures: customers/sectors and products.

In individualized risks, the most basic tier is the customer for which are set individual limits (pre-classification).

For large economic groups is used a pre-classification model based on a system of measurement and monitoring of economic capital. For the corporate segment, we use a pre-classification model simplified to customers that meet certain requirements (knowledge, rating, etc.).

In the case of risks with customers with similar characteristics, risk limits are designed by credit management programs (PGC), a document agreed upon by the business areas and risks and approved by the Risk Committee or its Committees Delegates, which contains the expected results of the business in terms of risk and return, beyond the limits that are subject to the respective activity and risk management.

Risk Analysis

Risk analysis is a pre-requisite for the approval of loans to customers and consists of examining the ability of the counterparty´s to meet its contractual commitments to Banco Santander, which includes analysis of the customer´s credit quality, its risk operations, its solvency, the sustainability of its business, and the expected return taking the risk undertaken into account.

This risk analysis is done at least annually and may be revised more frequently if the risk profile of the client request (due warning systemas visits centralized or manager or credit analyst) or if there are specific operation outside the previous classification.

Transaction Decision-Making

The purpose of the transaction decision-making process is to analyze and to adopt solutions for the same, taking into consideration the risk appetite and any important factors for counterbalancing risk and return.

Banco Santander uses, among others, the RORAC methodology for the analysis and pricing in the decision-making process on transactions and business.

Risk Monitoring and Control

In addition to the functions carried out by the Internal Audit Area, the Executive Vice-Presidency for Risk has its own risk monitoring area for the control of credit quality, formed by a teams with specific resources and responsibilities.

This monitoring area is based on an ongoing process of observation, which ensures the early detection of any events that might arise in the development of risk, the transactions, the customers and their environment, so that preventive action may be taken. This monitoring area is specialized by customer segment.

For this, we designed a system called "Special Surveillance Firms" (FEVE, initials in Spanish) that distinguishes four categories based on the level of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). Inclusion of a company in FEVE System does not mean that a default has occurred, but it is advisable to adopt a specific policy with it, allocating a responsible and setting the deadline for implementation of the policy. Customers classified in FEVE are reviewed at least every six months or every quarter in the case of customers most severe categories. The classification of a company in FEVE derives from the actual monitoring, the review conducted by the internal audit manager responsible for the decision of the company or the triggering of the automatic warning system.

In relation to standardized customer risk, the key indicators are monitored in order to detect any variations in the performance of the credit portfolio, with respect to the forecasts made in the credit management programs.

d) Risk Control

Its function is to obtain a global view of the Banco Santander´s credit portfolio throughout the various phases of the risk cycle, with a tier of detail sufficient enough to be able to assess the current circumstances and eventual shifts.

Changes to the bank´s risk exposure are controlled in an ongoing and systematic manner. The impacts of these changes in certain future situations, both those of an exogenous nature and those arising from strategic decisions are assessed with the aim of establishing measures that place the profile and the amount of the credit portfolio within the parameters established by Executive Committee.

e) Provisions

Banco Santander determines provisions in accordance with the current legislation of the Bacen, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Bacen 2,899/2000, which classifies credit transactions by rating and determines the minimum percentage of provision required (Note 8.e).

f) Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

g) Credit Recovery

The Executive Board Recovery works in the collection and recovery of loans in the Bank's Wholesale and Retail segments and reports directly to the Presidency. Strategies and channels of operation are defined according to the days in arrears and the arrears, resulting in a map of Liability. In the first days of defaut adopt a more intensified recovery model, with specific strategies, with closer internal monitoring. Call centers, including the protection agencies credit, collection of letters by the banking agency and are used during this stage, in order to recover customers. In larger delay and expressive values tracks, also in the Wholesale segment, come into specialized internal teams in restructuring and recovery of loans with direct management of default customers share. Lower values or even more severe delays have made the recovery efforts through outsourced administrative or judicial, according to internal criteria, which are paid according to the successful recovery of overdue amounts.

Statistical tools are used, as the behavior score, to study the behavior of clients and strategize more assertive recovery. These models seek to measure the probability of becoming defaulted customersadjusting collection efforts, aimed at business recovery and cost reduction, for the recovery of business and reduce costs and achieve the goals. Customers with greater probability of payment are classified as low risk customers and with low probability of payment are classified as high risk with its collection more intensified.

The channels of operation are defined as responsibility Map, using the time value of default versus risk value - besides other characteristics used to compose the creation of strategies.

Often are executed credit portfolio sales of bad debts run. These credit portfolio sales happen periodically through an auction process in order to best market opportunities.

h) Environmental Risk

Environmental risk policy has been practiced for the Wholesale Bank that, in addition to lending, provides analysis of environmental issues in accepting clients. The environmental risk area analyzes the environmental management of the checking account items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team training in Biology, Chemical Engineering and Engineering Health and Safety monitors the environmental practices of customers, while our financial analysts assess the damage that unfavorable environmental conditions may cause the financial condition and the guarantees offered by the client, among other effects. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates normally have a more efficient and therefore more likely to honor their commitments and generate good business.

i) Other Information

(i) The management of regulatory capital is based on the analysis of the adequacy of capital through the basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

37. Corporate Restructuring

We implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Merger of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet) into Getnet S.A. (current corporate name of Santander Getnet)

According to the terms of the Material Fact released on April 7, 2014, Getnet S.A. (current corporate name of Santander Getnet) acquired all the shares of Getnet on July 31, 2014. All conditions regarding the acquisition along the regulators were met, and the acquisition of Getnet was approved by the Administrative Council for Economic Defense (CADE) on June 3, 2014, and by Central Bank in July 23, 2014.

In the EGM´s of August 31, 2014, the shareholders of the companies approved the merger of the Getnet into Getnet S.A. (current corporate name of Santander Getnet) under the terms of the Merger Protocol of Getnet into Getnet S.A. (current corporate name of Santander Getnet) (Protocol) dated as of August 29, 2014.

The implementation of the merger represents an important step in the simplification, integration and consolidation of capture and processing activities of Santander Group acquiring business in Brazil, allowing the consolidation for all commercial, financial and accounting purposes.

The merger also allows the simplification and rationalization of the current corporate structure of the Companies with the reduction of administrative costs, especially those related to legal and accounting obligations.

According to the Protocol, Getnet S.A. (current corporate name of Santander Getnet) received the book value of all assets, rights and obligations of Getnet totaling R$42,895, which was extinguished and succeeded by Getnet S.A. (current corporate name of Santander Getnet) in all their rights and obligations (merger). Considering that all the shares issued by Getnet were held by Getnet S.A. (current corporate name of Santander Getnet), no increase of the capital of Getnet S.A. (current corporate name of Santander Getnet)following the approval of the merger was made, and the net assets of Getnet was registered in Getnet S.A. (current corporate name of Santander Getnet) in return of the investment account.

The Merger was made based on the Balance sheet of July 31, 2014, especially prepared for purposes of the merger and any variations occured between August 1, 2014 to August 31, 2014 were appropriated by Getnet S.A. (current corporate name of Santander Getnet)

Summarized Balance Sheet at July 31, 2014

Current Assets and Long-Term Assets	272,491	Current Liabilities and Long-Term Liabilities	396,205
Cash	21,720	Derivative Financial Instruments	4,574
Other Receivables	247,388	Borrowings	169,702
Other Assets	3,383	Other Payables	221,929
Permanent Assets	166,609	Stockholders' Equity	42,895
Investments	6,129
Fixed Assets	99,674
Intangibles	60,806
Total	439,100	Total	439,100

b) Investment Agreement between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso)

On July 30, 2014 Banco Santander, through its controlled company Aymore CFI, and Banco Bonsucesso entered into an Investment Agreement whereby agreed to form an association in payroll credit card loan segment and payroll loans ("Entity").

Once all the precedent conditions to complete the transaction are verified, including the prior approval of the regulatory authorities, Banco Bonsucesso will transfer to the Entity the payroll loan business and payroll credit card loan, and Aymore will subscribe and pay shares representing 60% of the total and voting capital of the Entity after the capital increase by the amount of R$460 million, becoming the controlling shareholder of the Entity. Banco Bonsucesso will own the remaining portion of its share capital (40%).

The association was approved by CADE on September 2, 2014 and is still pending approval by the Bank.

c) Acquisition by iZettle do Brasil Meios de Pagamento S.A. (iZettle do Brasil)

On July 18, 2014, Banco Santander now holds 50% of the total corporate capital of iZettle do Brasil, through a capital contribution to the company in the amount of R$17,240, which was authorized by the Brazilian Central Bank on June 3, 2014.

At the Extraordinary Shareholders Meeting (ESM) held on July 31, 2014, Banco Santander through an increase in capital stock of Getnet SA (current corporate name of Santander Getnet) transferred at account value all of the 5,300 common shares without par value issued by iZettle Brazil's held by it in the amount of R$17,240 to the capital of Getnet SA (current corporate name of Santander Getnet) (Note 15).

iZettle do Brazil is a Swedish source company that operates in the payment mechanisms market, with the development and distribution of payment products and solutions. This partnership was made in the context of a global agreement in December 2012 between Banco Santander Spain and iZettle in Sweden in order to create a joint and coordinated action in markets where the Santander Group operates, among them: Spain, Brazil, the UK and Mexico.

One of the solutions developed by iZettle allows merchants to accept card payments through smart phones or tablets, by using a free appliance to a card reader application, converting the smart phones or tablets into a POS (point of sale - terminal accepting credit cards / debit card). The goal of the partnership is to enable Banco Santander to operate in the Brazilian market of card payments with the focus on micro merchants and individuals with an innovative, secure and aggregate supply to a simple solution.

d) New Shareholders' Agreement of TecBan

On July 18, 2014 it was published a Notice to the Market with a view to inform that the country’s leading retail banks, among them Banco Santander, by means of one of its subsidiaries, (“Shareholders”), executed on July 17, 2014 a new Shareholders’ Agreement of TecBan (“New Shareholders’ Agreement”). The New Shareholders’ Agreement establishes that, within approximately 4 years from its effective date, the Shareholders shall have replaced part of their own external-access Automated Teller Machines (“ATMs”) with ATMs from Rede Banco24Horas, which are and will continue to be managed by TecBan, thus enhancing the efficiency, quality and points of services to their clients. The effectiveness of the Shareholders’ Agreement is subject to certain conditions precedent, among which its approval by the competent regulatory body. The General Superintendency of CADE published in the Diário Oficial da União, on 23.10.2014, its decision in which approved, without restrictions, the related transaction.

e) Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.)

On June 19, 2014, the Company published Notice to the Market, in order to inform to the shareholders that preliminary documents were executed containing the main terms and conditions related to the sale of the operation of qualified custody business, currently performed by Santander Brazil, and all of the shares issued by Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (current corporate name of CRV Distribuidora de Títulos e Valores Mobiliários S.A.), a subsidiary of Santander Brazil. The Transaction is carried out within the context of an alliance abroad, among Banco Santander, S.A., funds of Warburg Pincus LLC, a company leader in the private equity sector, and the Singapore sovereign fund Temasek, involving the qualified custody business. Pursuant to the terms of the alliance, Santander Spain will hold 50% of a holding company that will integrate the custody divisions.

The conclusion of of the sale is subject to the satisfaction of certain customary conditions precedent for similar transactions, including the conclusion of definitive agreements and obtaining the necessary authorizations.

f) Sale of the Investment Fund Management and Managed Portfolio Operations, Currently Developed by Santander Brasil Asset

On December 17, 2013, was concluded the operation involving the sale of its asset management business, by Banco Santander current developed by Santander Brasil Asset ("Transaction"), as informed in the Material Fact dated May 30, 2013, the Transaction falls within the context of a partnership abroad between Banco Santander Spain and the world’s leading private equity companies, Warburg Pincus and General Atlantic., which aims to promote the global growth of its unit management of third party funds.This operation generated a gain to Banco Santander of R$2,008 million before taxes (taxes effect of R$803 million).

Within the scope of the Transaction, Banco Santander disposal all Santander Brasil Asset shares, of which, during Transaction, the asset management activity then performed by Santander Brasil Asset, was segregated from third-party fund allocation activity into a new asset manager created for that purposes (“Asset Manager”).

As part of the Transaction, was entered into between the Asset Manager and Banco Santander a trade agreement establishing the general rules for the management and distribution of products and services to Banco Santander's customers. Banco Santander will remain as manager and dispenser of funds, receiving remuneration consistent with market practices.

g) Other Corporate Movements

We also performed the following corporate actions:

• Disposal on November 22, 2013 of all shares of MS Participações Societárias S.A., by Banco Santander, for Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., followed by disposal on December 28, 2013 by Capital Riesgo Global, S.C.R. de Regimén Simplificado, S.A., of investment for Elincasiol, S.L.

• On February 28, 2014, Banco Santander has exercised a call option right to acquire 97,669 common shares of BW Guirapá I S.A., reaching the total of 252,311 shares.

• Acquisition on 7 March 2014, by Webmotors S.A., of 100% of the capital stock of KM Locanet Ltda.- ME (“Compreauto”).

• On 9 September 2014 it was signed, by Webmotors S.A., quota purchase agreement for the acquisition of quotas representing 100% of the capital stock of Virtual Motors Páginas Eletrônicas Ltda. – ME ("Agreement") ("Acquisition"). The closing of the Acquisition is conditional upon the completion of certain conditions precedent set forth in the Agreement, which includes the prior approval by the Central Bank.

38. Subsequent Events

a) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos Ltda. (“Super”)

On 3 October 2014, Aymoré CFI signed an investment agreement ("Agreement") with a view to make an investment in the company Super which shall result in the subscription and payment of new shares issued by the company, representing 50% of its total and voting capital. The transaction is subject to completion of certain conditions precedent set forth in the Agreement, including the prior approval of the Central Bank. The Santander Group will have control of this company.

b) Voluntary Tender Offer – Board of Directors´ Opinion and Adjustment of the Exchange Ratio (Note 24.f)

On October 2, 2014 Santander Brasil´s Board of Directors issued an opinion regarding the Offer and Santander Brasil filed with the U.S. Securities and Exchange Commission its position with respect to the proposed transaction by means of a Schedule 14D-9. On October 16, 2014 Santander Spain and Santander Brazil disclosed to the market the adjustment of exchange ratio of the Voluntary Exchange Tender Offer referred to in the Public Notice (edital) published on September 18, 2014. In accordance with the Public Notice, the exchange ratio, and consequently the amount of BDR that entitles each Subscription Receipt, was adjusted from 0.70 BDR for each Unit BDR and 0.35 BDR for each share, either ordinary or preferred, to 0.7152 BDR each Unit and 0.3576 BDR for each share, either ordinary or preferred, in view of the compensation declared by Santander Spain on October 16th, 2014, under the Santander Dividendo Elección program, with record date on October 17, 2014.

On October 31, 2014, Santander Brazil together with its controlling shareholder, Banco Santander, SA has published a Material Fact regarding the Exchange Offers Results of Units and Shares for Output Level 2 Corporate Governance of BM&FBOVESPA S.A., held on October 30, 2014. The Santander Spain acquired 1,640,644 Shares and 517,827,702 Units, representing, together, 13.65% of the share capital of Santander Brazil, thereby, the participation of Grupo Santander in Santander Brazil will be 88.30% of its total share capital, 88.87% of its common shares and 87.71% of its preferred shares, considering also the American Depositary Receipts - ADRs representative of Units acquired in the Exchange in the US. As consequence of the Offer, Santander Brasil´s shares are no longer listed on Level 2 of BM&FBOVESPA, and are trading on the traditional listing segment.

c) Securitization Notes - MT100 Issued by Brazil Foreingn

The notes issued by Brazil Foreign consolidated in the Financial Statements of Banco Santander (Note 2 and 18.c), in connection with the series 2008-1, 2008-2, 2009-2, 2010-1, 2011-1, 2011-2, as per the specific agreements, will be fully redeemed in December 4th, 2014, by the approximate value of USD 747.3 million. After the redemption, Brazil Foreign Diversified Payment Rights Finance Company will be closed.

d) Treasury Shares

In the meeting held on November 3rd, 2014, the Company's Board of Directors approved, in continuation of the buyback program that expired on August 24, 2014, the buyback program of Units or ADRs of the Company, by the Company or by the Company´s agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 44,253,662 Units, representing 44,253,662 common shares and 44,253,662 preferred shares, or the ADRs by the Company or by the Company´s agency in Cayman, which, on October 31, 2014, corresponded to approximately 1.16% of the Company's share capital. On October 31, 2014, the Company held 403,565,369 common shares and 431,369,785 preferred shares being traded.

The Buyback has the scope to (1) maximize the value generation to the shareholders by means of an efficient management of the capital structure; and (2) obtain the payment of the Officers, employees on the managerial level and others Company's employees, as well as the Companies under its control according to the Long Term Incentive Plan.

The term of the Buyback Program is 365 days counted from November 3rd, 2014, and it will expire on November 3rd, 2015

39. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$38,314,120 (12/31/2013 - R$32,342,669) at the Bank and R$37,505,290 (12/31/2013 - R$31,569,611) at the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$4,515,473 (12/31/2013 - R$4,404,165), and the total amount of investment funds and assets managed is R$145,842,671 (12/31/2013 - R$123,936,088) recorded as off balance accounts.

c) Bank and Consolidated, the insurance contracted by Banco Santander in effect on September 30, 2014, the global bank, fires, vehicles and other, have coverage amount of R$1,355,528 (12/31/2013 - R$1,300,039) and global bank, was hired insurance with coverage amount of R$204,320 (12/31/2013 - R$224,752), may be used alone or together, provided they do not exceed the contracted amount.

d) Restricted operations were as follows:

						Bank/Consolidated
	Assets			Assets
	(Liabilities)		Income (Expenses)	(Liabilities)		Income (Expenses)
		07/01 to	01/01 to		07/01 to	01/01 to
	09/30/2014	09/30/2014	09/30/2014	12/31/2013	09/30/2013	09/30/2013
Restricted Operations on Assets
Lending Operations	10,381	281	381	-	155	406
Liabilities Restricted Operations on Assets
Deposits	(10,381)	(281)	(381)	-	(151)	(402)
Net Income		-	-		4	4

There are no default operations, court challenges on active operations or linked to the funds raised for applying these operations.

e) Obligation Offset and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of September 30, 2014 is R$2,339,333, of which R$656,975 up to 1 year, R$1,464,442 from 1 year to up to 5 years and R$217,916 after 5 years. Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$1,322 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the third quarter of 2014, were valued at R$167,900 (2013 - R$191,985) and accumulated in the period of R$515,207 (2013 - R$530,860).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

In the context of the transaction, Banco Santander has granted to members of the Getnet S.A. a put option whose purpose all shares of Getnet S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, was not registered any corresponding obligation (Note 15 and 37.a).

****

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS

Executive’s Report of Financial Statements

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended September 30, 2014, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Performance Review, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on September 30, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Alberto López Galán
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Siequeroli
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. E EMPRESAS CONTROLADAS

Executive’s Report of Independent Auditors' Report

For purposes of compliance with article 25, § 1, VI, Exchange Commission (CVM) Instruction 480, of December 7, 2009, the Executive of Banco Santander (Brasil) S.A. (Banco Santander or Company) state that discussed, reviewed and agreed with the views expressed in the Banco Santander's Independent Auditors' Report for the period ended September 30, 2014, the Financial Statements prepared in accordance with BRGAAP and the documents that comprise it, being: Performance Review, balance sheets, income statements, statements of changes in stockholders' equity, cash flow statements, statements of value added and and notes to the financial statements, prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Central Bank of Brazil, and the standard chart of Accounts for Financial Institutions (COSIF) and other applicable laws and regulations. These financial statements and the documents that comprise it, have been the object of an unqualified opinion of the Independent Auditors and the Audit Committee of the Company.

Members of Companies’ Executives on September 30, 2014:

CEO
Jesús Maria Zabalza Lotina

Vice-President Senior Executive Officer
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations
Angel Santodomingo Martell

Vice-President Executive Officer
Antonio Pardo de Santayana Montes
Carlos Alberto López Galán
Carlos Rey de Vicente
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero
Pedro Carlos Araújo Coutinho

Executive Officer
Fernando Díaz Roldán
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officer Without Designation
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
Carlos Alberto Seiji Nomoto
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Y Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Siequeroli
Nilo Sérgio Silveira Carvalho
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg
Vanessa de Souza Lobato Barbosa

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 4, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto López Galán
Carlos Alberto López Galán Vice - President Executive Officer